Exhibit 99.4

NOTICE OF SPECIAL MEETING OF CANETIC UNITHOLDERS

to be held Wednesday, January 9, 2008

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S
BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

CANETIC RESOURCES TRUST, PENN WEST ENERGY TRUST,
CANETIC RESOURCES INC., CANETIC APF LIMITED PARTNERSHIP,
CANETIC SASKATCHEWAN TRUST, CANETIC SR PARTNERSHIP,
TREND ENERGY INC., 1167639 ALBERTA LTD., 1141702 ALBERTA LTD.,
990009 ALBERTA INC., PENN WEST CANETIC ACQUISITION LTD.,  PENN WEST
PETROLEUM, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC.,
CERTAIN OTHER INDIRECT WHOLLY-OWNED SUBSIDIARIES OF
CANETIC RESOURCES TRUST AND PENN WEST ENERGY TRUST,
AND CANETIC UNITHOLDERS

November 30, 2007

The deadline for the receipt of proxies for the Meeting is 4:30 p.m. (Calgary time) on Friday, January 4, 2008.

* FOR ASSISTANCE, PLEASE SEE THE BACK COVER OF THIS INFORMATION CIRCULAR *

TABLE OF CONTENTS

LETTER TO CANETIC UNITHOLDERS	i
NOTICE OF SPECIAL MEETING OF CANETIC UNITHOLDERS	iv
NOTICE OF PETITION	v
INFORMATION CIRCULAR AND PROXY STATEMENT	1
GLOSSARY OF TERMS	7
CONVENTIONS	14
ABBREVIATIONS	14
CONVERSIONS	14
SUMMARY INFORMATION	15
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	29
THE ARRANGEMENT	31
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	56
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	63
PRO FORMA INFORMATION OF PENN WEST AFTER GIVING EFFECT TO THE ARRANGEMENT	66
INFORMATION CONCERNING PENN WEST	87
INFORMATION CONCERNING CANETIC	93
GENERAL PROXY MATTERS	99
Appendix A - Arrangement Resolution	A-1
Appendix B - Interim Order	B-1
Appendix C - Arrangement Agreement	C-1
Appendix D - Canetic Fairness Opinion	D-1
Appendix E - Penn West Pro Forma Financial Statements	E-1
Appendix F - Section 191 of the Business Corporations Act (Alberta)	F-1
Appendix G - Auditors' Consents	G-1

NOTICE TO NON-REGISTERED HOLDERS OF CANETIC UNITS

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and Canetic or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

November 30, 2007

Dear Canetic Unitholders:

You are invited to attend a special meeting (the "Meeting") of holders ("Canetic Unitholders") of trust units ("Canetic Units") of Canetic Resources Trust ("Canetic"), to be held in the Ballroom of the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 9:00 a.m. (Calgary time) on Wednesday, January 9, 2008.  At the Meeting, you will be asked to consider, among other things, a proposed arrangement (the "Arrangement") involving Canetic, Canetic Resources Inc. ("CRI"), Penn West Energy Trust ("Penn West"), Penn West Petroleum Ltd. ("PWPL"), the Canetic Unitholders and certain other parties. We encourage you to complete the enclosed form of proxy and submit it as soon as possible.

The Arrangement will result in the combination of Penn West and Canetic, pursuant to which all of the issued and outstanding Canetic Units will be exchanged for trust units ("Penn West Units") of Penn West.  Pursuant to the Arrangement, Canetic Unitholders will receive, for each Canetic Unit held, 0.515 of a Penn West Unit.  CRI's board of directors (the "Canetic Board") also intends, in its discretion, to pay Canetic Unitholders a one-time special cash distribution in the amount of $0.09 per Canetic Unit (the "Special Distribution").  The Canetic Board has indicated that it currently intends to declare the Special Distribution on January 7, 2008 for Canetic Unitholders of record on January 10, 2008, and if declared, the Special Distribution will be paid on or about January 17, 2008.  The Special Distribution, if and when declared, and together with the distributions payable on the Penn West Units following completion of the Arrangement (assuming no changes to the current distribution policies of Penn West and Canetic), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions for six months following completion of the Arrangement.

The strategic combination of Penn West and Canetic will create Canada's largest energy trust. The combined trust, which will continue under the name "Penn West Energy Trust", will be the largest conventional oil and natural gas trust in North America with an enterprise value of over $14 billion.  Following the Arrangement, Penn West will be led by a combined board of directors and management team, including John A. Brussa (the current Chairman of Penn West) as Chairman, Jack C. Lee (the current Chairman of Canetic) as Vice-Chairman, William E. Andrew (the current President and Chief Executive Officer of Penn West) as Chief Executive Officer, J. Paul Charron (the current President and Chief Executive Officer of Canetic) as President, and David W. Middleton (the current Executive Vice President and Chief Operating Officer of Penn West) as Chief Operating Officer.  On completion of the Arrangement, the current holders of Penn West Units ("Penn West Unitholders") will own approximately 67 percent and the current Canetic Unitholders will own approximately 33 percent of the combined trust.  The Penn West Units will continue to be listed on both the Toronto Stock Exchange and the New York Stock Exchange and the Canetic convertible debentures to be assumed by Penn West pursuant to the Arrangement will continue to be listed on the TSX.  We believe that the Arrangement will allow Canetic Unitholders to participate in a trust with increased liquidity and enhanced financial flexibility that will allow expansion both domestically and internationally and that should receive increased attention from both equity and income investors.

Following the Arrangement (and assuming the completion of Penn West's acquisition of Vault Energy Trust and Canetic's acquisition of Titan Exploration Ltd.), the combined trust will be the dominant independent light oil producer in Western Canada with estimated production of between 200,000 and 210,000 Boe/d in 2008 and conventional proved reserves of approximately 600 MMBoe and proved plus probable reserves in excess of 800 MMBoe as at December 31, 2006, together with a proved plus probable reserve life index of approximately 11 years based on estimated 2008 production and December 31, 2006 reserve volumes.  The combined asset portfolio will include interests in a significant number of Western Canada's highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery.  We believe that the combined trust's increased size will assist in the future development of both conventional and unconventional growth opportunities.  The combined trust's asset base will rival senior North American exploration and production companies and, together with its significant tax pools, will provide added flexibility in positioning the combined trust for the tax changes that income trusts will face in 2011 and beyond.

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BMO Capital Markets has provided our board with an opinion that, as of October 30, 2007, the consideration to be received by Canetic Unitholders pursuant to the Arrangement and the Special Distribution is fair, from a financial point of view, to the Canetic Unitholders.  BMO Capital Markets' opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  Our board, based upon its own investigations, including its consideration of the fairness opinion of BMO Capital Markets, has unanimously concluded that the Arrangement is fair to Canetic Unitholders and is in the best interests of Canetic and the Canetic Unitholders, and recommends that Canetic Unitholders vote in favour of the Arrangement at the Meeting.  Each of the directors and executive officers of CRI has indicated that he or she intends to vote all Canetic Units that he or she beneficially owns, or exercises control or discretion over, in favour of the Arrangement at the Meeting.

The exchange of Canetic Units for Penn West Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Canetic Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws.  However, a Canetic Unitholder may elect to have the exchange of their Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the Letter of Transmittal and Election Form that has been provided to registered holders of Canetic Units together with this Information Circular and Proxy Statement.  The election will not result in the exchange of Canetic Units for Penn West Units being treated as a taxable exchange for U.S. federal income tax purposes, and Canetic Unitholders resident in jurisdictions other than Canada or the U.S. should consult their own legal and tax advisors with respect to the tax consequences associated with this election. Holders of Canetic Units who do not deposit with CIBC Mellon Trust Company a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before 4:30 p.m. (Calgary time) on Monday, January 7, 2008 or the second business day before any adjournment of the Meeting or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Canetic Units for Penn West Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.  Beneficial holders of Canetic Units (i.e., Canetic Unitholders who hold their Canetic Units through a broker, financial institution or other nominee) who want to have their exchange of Canetic Units for Penn West Units to be carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Canetic Units are held to make the necessary arrangements.

The regular monthly distribution to be paid to Canetic Unitholders in the month of January 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Canetic Unitholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008.  This will be the last regular monthly distribution paid by Canetic.  If the Arrangement is completed on January 11, 2008, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Canetic Unitholders) will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on January 31, 2008, which is anticipated to be paid on February 15, 2008.  The board of directors of PWPL (the "Penn West Board") has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on January 15, 2008 to Penn West Unitholders of record on December 31, 2007 and on February 15, 2008 to Penn West Unitholders of record on January 31, 2008 (including former Canetic Unitholders who continue to hold Penn West Units on January 31, 2008).  The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.

Canetic has suspended the Canetic distribution reinvestment plan (the "Canetic DRIP") such that all distributions made by Canetic after the cash distribution of Canetic to be paid on December 14, 2007 to holders of record on November 30, 2007, will not be eligible for reinvestment under the Canetic DRIP.  If the Arrangement is completed on January 11, 2008 as expected, the Canetic DRIP will be terminated on that date. Former Canetic Unitholders who are resident in Canada or the United States and who are interested in participating in the Penn West distribution reinvestment plan (the "Penn West DRIP") following the completion of the Arrangement should, if they become registered Penn West Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Penn West Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Penn West Units are held following the Arrangement and provide instructions on how they wish to participate in the Penn West DRIP.  The authorization form for registered Penn West Unitholders can be obtained at www.pennwest.com.

Pursuant to the terms of Canetic's 2006 unit award incentive plan (the "Canetic Incentive Plan"), the vesting and payment dates for all Canetic Units issuable pursuant to all outstanding awards (the "Canetic Awards") under the Canetic Incentive Plan will be accelerated as a result of the Arrangement.  Such Canetic Units will be issued on the last business day preceding the Effective Date and will be ultimately exchanged for Penn West Units pursuant to the Arrangement and will also receive the Special Distribution, if declared.  It is a condition to the completion of the Arrangement that all Canetic Awards shall have been paid or terminated prior to the Effective Date.

Holders of Canetic's outstanding convertible debentures (the "Canetic Debentures") who convert their Canetic Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Canetic Unitholders based upon the number of Canetic Units issued upon such conversion.  Holders of Canetic Debentures who do not convert their Canetic Debentures prior to the Effective Date will be entitled to receive Penn West Units upon conversion of such Canetic Debentures after the Effective Date with the number of Penn West Units received adjusted to reflect the terms of the Arrangement.  In accordance with the terms of the trust indentures pursuant to which the Canetic Debentures were issued, the respective conversion prices of the Canetic Debentures will not be adjusted as a result of the Special Distribution, if paid, as the adjustment to the conversion prices would be less than 1% of the current respective conversion prices.

The resolution to approve the Arrangement to be considered at the Meeting must be approved by 66 2/3 percent of the votes cast by the Canetic Unitholders voting in person or by proxy at the Meeting.  Completion of the Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

The accompanying information circular and proxy statement of Canetic contains a detailed description of the Arrangement, as well as detailed information regarding Penn West and Canetic.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.  Please complete and deliver the enclosed form of proxy prior to 4:30 p.m. (Calgary time) on Friday, January 4, 2008 in order to ensure your representation at the Meeting.  Any questions or requests for assistance may be directed to the proxy solicitation agent for the Arrangement, Kingsdale Shareholder Services Inc., at the contact information set forth on the back cover of this Information Circular.

On behalf of the directors of CRI, I would like to express our gratitude for the support the Canetic Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.  We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement.  We can ensure you that the same high level of dedication demonstrated by the directors, management and employees of Canetic in the past will continue in respect of the new merged Penn West should a favourable vote be obtained.  We look forward to seeing you at the Meeting.

Yours very truly, (signed) "J. Paul Charron" J. Paul Charron, President and Chief Executive Officer Canetic Resources Inc., on behalf of Canetic Resources Trust

CANETIC RESOURCES TRUST
NOTICE OF SPECIAL MEETING OF CANETIC UNITHOLDERS
to be held Wednesday, January 9, 2008

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 30, 2007, a special meeting (the "Meeting") of the holders ("Canetic Unitholders") of trust units ("Canetic Units") of Canetic Resources Trust ("Canetic") will be held in the Ballroom of the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Wednesday, January 9, 2008 at 9:00 a.m. (Calgary time), for the following purposes:

(a)
to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Canetic dated November 30, 2007 (the "Information Circular"), to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

Each Canetic Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting.  The record date (the "Record Date") for determination of Canetic Unitholders entitled to receive notice of and to vote at the Meeting is November 30, 2007.  Only Canetic Unitholders whose names have been entered in the register of Canetic Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, even if such Canetic Unitholders have disposed of their Canetic Units following the Record Date.  Holders of Canetic Units who acquire Canetic Units after the Record Date will not be entitled to vote such Canetic Units at the Meeting.

A Canetic Unitholder may attend the Meeting in person or may be represented by proxy.  Canetic Unitholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting.  Canetic Unitholders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Canetic Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Canetic Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Canetic Unitholder's behalf at the Meeting.  For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Canetic Unitholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that may not yet be determined.  Holders of Canetic Units who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Dated at the City of Calgary, in the Province of Alberta, this 30th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF CANETIC RESOURCES INC.

(signed) "J. Paul Charron"
J. Paul Charron, President and Chief Executive Officer
Canetic Resources Inc., on behalf of Canetic Resources Trust

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, INTER ALIA, CANETIC RESOURCES TRUST, PENN WEST ENERGY TRUST, CANETIC RESOURCES INC., CANETIC APF LIMITED PARTNERSHIP, CANETIC SASKATCHEWAN TRUST, CANETIC SR PARTNERSHIP, TREND ENERGY INC., 1167639 ALBERTA LTD., 1141702 ALBERTA LTD., 990009 ALBERTA INC., PENN WEST CANETIC ACQUISITION LTD., PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., CERTAIN OTHER INDIRECT WHOLLY-OWNED SUBSIDIARIES OF CANETIC RESOURCES TRUST AND PENN WEST ENERGY TRUST, AND CANETIC UNITHOLDERS

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Canetic Resources Trust ("Canetic Trust") and Canetic Resources Inc. ("CRI") (Canetic Trust and CRI being collectively referred to as "Canetic"), with respect to a proposed plan of arrangement (the "Arrangement") under section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving inter alia, Canetic and the holders of trust units of Canetic Trust (the "Canetic Unitholders") (collectively, the "Arrangement Parties"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Canetic dated November 30, 2007, accompanying this Notice of Petition.  At the hearing of the Petition, Canetic intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)           an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)
an order declaring that the registered Canetic Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the "Interim Order") of the Court dated November 30, 2007;

(d)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on each of the Arrangement Parties on and after the Effective Date, as defined in the Arrangement; and

(e)           such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the trust units of Penn West Energy Trust to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 - 5th Street S.W., Calgary, Alberta, January 9, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Canetic Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Canetic Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Canetic on or before noon (Calgary time) on January 4, 2008, a notice of intention to appear, including an address for service in the Province of Alberta, indicating whether such

v

securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which are to be presented to the Court.  Service on Canetic is to be effected by delivery to the solicitors for Canetic at the address set out below.  If any Canetic Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Canetic and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Canetic Unitholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement, and has directed that registered Canetic Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Canetic Unitholders or other interested party requesting the same by the under mentioned solicitors for Canetic upon written request delivered to such solicitors c/o Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4J8, Attention: Brock W. Gibson.

DATED at the City of Calgary, in the Province of Alberta, this 30th day of November, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF CANETIC RESOURCES INC.

(signed) "J. Paul Charron"
J. Paul Charron, President and Chief Executive Officer
Canetic Resources Inc., on behalf of
Canetic Resources Trust

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CRI for use at the Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Penn West contained in this Information Circular has been provided by Penn West.  Although Canetic has no knowledge that would indicate that any of such information is untrue or incomplete, Canetic does not assume any responsibility for the accuracy or completeness of such information or the failure by Penn West to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Canetic.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular.  You are urged to read carefully the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of November 30, 2007 unless otherwise specifically stated.

Cash Distributions

This Information Circular contains information regarding cash distributions paid, and declared and payable, by each of Penn West and Canetic as well as Penn West's ongoing distribution policy assuming the Arrangement is completed.  A return on an investment in trust units is not comparable to the return on an investment in a fixed income security.  The recovery of an initial investment in Penn West or Canetic is at risk, and the anticipated return on such investment is based on many performance assumptions.  Although Penn West intends to make distributions of its available cash to Penn West Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended.  Cash distributions are not guaranteed.  The actual amount distributed will depend on numerous factors including the financial performance of Penn West and its debt obligations, working capital requirements and future capital requirements.  In addition, the market value of Penn West Units may decline if Penn West's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives.  See "Information Concerning Penn West - Risk Factors", "Information Concerning Canetic - Risk Factors" and "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors" in this Information Circular.  See also the risk factors described and discussed under the heading "Risk Factors" on pages 54 to 65 of the Canetic AIF and under the heading "Risk Factors" on pages 45 to 53 of the Penn West AIF, each of which is incorporated by reference into this Information Circular.  These sections describe Penn West's and Canetic's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in trust units to unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital.  That composition may change over time, thus affecting an investor's after tax return.  Returns on capital are generally taxed as ordinary income in the hands of a unitholder.  Returns of capital are generally tax deferred (and reduce a unitholder's cost base in the trust unit for tax purposes).  See "Certain Canadian Federal Income Tax Considerations".

Forward-looking Information and Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking information and statements.  All information and statements other than statements of historical fact contained in this Information Circular are forward-looking information and statements.  Such statements and information may be identified by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology.  Such forward-looking information and statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Penn West or Canetic; amounts to be retained by Penn West for growth; capital expenditures; the amount and timing of the payment of the distributions of Penn West; payout ratios; future oil and gas reserve and resource volumes and reserve life indices; expectation of future production rates and product mixes; future development plans and opportunities; access to credit facilities; increased trading liquidity and enhanced financial flexibility; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; cash flow and earnings and the components thereof; future income tax treatment and tax pools of the combined trust; synergies resulting from the Arrangement; the timing of the Final Order; the Effective Date of the Arrangement; and the making of applications and the satisfaction of conditions for listing on stock exchanges and the timing thereof.  Actual events or results may differ materially.  Forward-looking information and statements are based on the estimates and opinions of CRI's and, where applicable, PWPL's management at the time the statements were made.  In addition, forward-looking information and statements may include statements attributable to third party industry sources.  There can be no assurance that the plans, intentions or expectations upon which such forward-looking information and statements are based will occur.  Forward-looking information and statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular.  Although Canetic and Penn West believe that the expectations represented in such forward-looking information and statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include, but are not limited to the impact of, general economic conditions, industry conditions, governmental regulation, applicable royalty rates and tax laws, volatility of commodity prices, imprecision of reserve and resource estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals (including Court approval of the Arrangement), competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility, the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material.  Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.  Information and statements relating to "reserves" or "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and that the reserves can be profitably produced in the future.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Canetic and Penn West.  We urge you to carefully consider those factors.

The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking information and statements included in this Information Circular are made as of the date of this Information Circular and Canetic and Penn West undertake no obligation to publicly update such forward-looking information and statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Barrel of Oil Equivalency

The term "Boe" or barrels of oil equivalent may be misleading, particularly if used in isolation.  A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Canetic Units

The information set forth in this section is of significant importance to many Canetic Unitholders, as a substantial number of Canetic Unitholders do not hold Canetic Units in their own name.  Canetic Unitholders who do not hold their Canetic Units in their own name ("Beneficial Unitholders") should note that only proxies deposited by Canetic Unitholders whose names appear on the records of the registrar and transfer agent for Canetic as the registered holders of Canetic Units can be recognized and acted upon at the Meeting.  If Canetic Units are listed in an account statement provided to a Canetic Unitholder by a broker, then in almost all cases those Canetic Units will not be registered in a holder's name on the records of Canetic.  Such Canetic Units will more likely be registered under the name of the holder's broker or an agent of that broker.  In Canada, the vast majority of such Canetic Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Canetic Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Canetic Units for their clients.  Canetic does not know for whose benefit the Canetic Units registered in the name of CDS & Co.  are held.  The majority of Canetic Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Canetic Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Canetic Unitholders; however, its purpose is limited to instructing the registered Canetic Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Unitholder can call a toll-free telephone number or access the internet to vote the Canetic Units held by the Beneficial Unitholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Canetic Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Canetic Units directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Canetic Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Canetic Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the Registered Holder and vote your Canetic Units in that capacity.  If you wish to attend the Meeting and vote your own Canetic Units, you must do so as proxyholder for the Registered Holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Unitholders should also instruct their broker or other intermediary to complete the Letter of Transmittal and Election Form regarding the Arrangement with respect to the Beneficial Unitholder's Canetic Units as soon as possible in order to receive the consideration payable pursuant to the Arrangement in exchange for such holder's Canetic Units.

See "General Proxy Matters".

Supplementary Disclosure - Non-Canadian GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain non-Canadian GAAP financial measures to assist in assessing Canetic's and Penn West's respective financial performance.  Some of these non-Canadian GAAP measures include references to "funds flow from operations", "term net debt", "payout ratio", "operating netbacks", "cash netbacks", "total capitalization", "cash flow", "cash flow per unit - basic", "cash flow per unit - diluted" and "distributable cash from operations".  Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see management's discussion and analysis for each of Canetic and Penn West for the year ended December 31, 2006 and the three and nine months ended September 30, 3007, each of which is incorporated by reference herein.

Information For United States Canetic Unitholders

The offer and sale of the Penn West Units to be issued to Canetic Unitholders in exchange for their Canetic Units under the Arrangement has not been registered under the U.S. Securities Act.  Such Penn West Units are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.  The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Canetic Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Specifically, information concerning the operations of Penn West and Canetic contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  The unaudited and audited pro forma and historical financial statements of Penn West, Canetic and other parties included in or incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP and are subject to Canadian auditing standards, which differ from United States GAAP and auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies.  Certain of such financial statements of parties other than Penn West and Canetic were also prepared in accordance with Canadian auditor independence standards, which differ from United States auditor independence standards.

However, Penn West and Canetic are required to annually file with the SEC annual reports on Form 40-F.  Penn West's and Canetic's annual reports on Form 40-F are required to include reconciliations of their respective audited consolidated financial statements to United States GAAP.  Penn West and Canetic have each filed with the SEC an annual report on Form 40-F for the year ended December 31, 2006 that includes a reconciliation of their respective audited consolidated financial statements for the years ended December 31, 2006 and 2005 to United States GAAP, as required by Form 40-F.  In addition, Penn West and Canetic have each furnished to the SEC a report on Form 6-K that includes a reconciliation of their respective interim financial statements for the three and nine months ended September 30, 2007 and 2006 to United States GAAP.  Penn West's and Canetic's Form 40-F for the year ended December 31, 2006 and such Form 6-K submissions may be obtained for free at the SEC's internet web site at www.sec.gov.

Oil and gas companies are required to apply a "ceiling test" when preparing their financial statements.  A company must compare the net capitalized costs of its oil and natural gas properties against a "ceiling value".  If the net capitalized costs exceed the ceiling value, the company must record a non-cash write-down equal to the difference.  Under United States GAAP, the calculation of the "ceiling value" must be made using the future net revenues from proved reserves using oil and natural gas prices in effect at the end of the applicable period discounted at ten percent.  Under Canadian GAAP, the ceiling value is initially based on undiscounted future net revenues from proved reserves using forecast prices.  Therefore, the maximum ceiling value attributable to oil and natural gas assets is generally lower under United States GAAP than under Canadian GAAP.  Accordingly, in a low commodity price environment where expected future commodity prices exceed current commodity prices, or when material acquisitions are initially recorded using Canadian ceiling values, there is more risk of a ceiling test write-down under United States GAAP.  Ceiling test write-downs would not reduce Penn West's reported cash flow.

Data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules).  Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the effective date of the reserve report.  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose resource volumes.  Resources are different than, and should not be construed as, reserves.  As a consequence, the production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Canetic and Penn West are formed under the laws of the Province of Alberta, that their trustees and the majority of the officers and directors of CRI and PWPL are residents of countries other than the United States, that most or all of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Canetic, Penn West, their respective subsidiaries and such other Persons are, or will be, located outside the United States.

Under SEC rules in effect on the date hereof, the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Penn West, Canetic, PWPL, CRI or the other parties to the Arrangement immediately prior to the Arrangement and Persons who are "affiliates" of Penn West or PWPL after the Arrangement.  The SEC has recently adopted new rules that might eliminate such resale restrictions for Persons who are not affiliates of Penn West or PWPL after the Arrangement, but as of the date hereof, the final text and effective date of the new rules are not available, and the application of the new rules to resales by such Persons is therefore unclear.  See "The Arrangement - Securities Law Matters - United States" in this Information Circular.

See "United States Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for Canetic Unitholders who are United States taxpayers.

THE PENN WEST UNITS ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine Months Ended September 30	Year Ended December 31
	2007	2006	2005	2004

Rate at end of Period	$1.0041	$0.8582	$0.8579	$0.8310
Average rate during Period	0.9051	0.8851	0.8244	0.7719
High	1.0041	0.9100	0.8690	0.8493
Low	0.8437	0.8528	0.7872	0.7158

On November 30, 2007, the noon buying rate for $1.00 Canadian was $0.9993 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including in "Summary Information" and Appendix A hereto.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means, with respect to Penn West or Canetic as the case may be, any inquiry or the making of any proposal to such Party or its unitholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of the Securities Act (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):  (i) an acquisition from such Party or its unitholders of 20% or more of the voting securities of such Party or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under the Arrangement Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal" set forth in paragraph (b)(v)(A) under "The Arrangement - Arrangement Agreement - Mutual Covenants Regarding Non-Solicitation" in this Information Circular, the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"AcquisitionCo" means Penn West Canetic Acquisition Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Penn West;

"AcquisitionCo Notes" means unsecured, subordinated promissory notes of AcquisitionCo;

"Applicable Canadian Securities Laws", in the context that refers to one or more Persons, means, collectively and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated effective October 30, 2007 among Penn West, PWPL, Canetic and CRI with respect to the Arrangement, and all amendments thereto;

"Arrangement Resolution" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Canetic Unitholders at the Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"BMO Capital Markets" means BMO Nesbitt Burns Inc. together with its affiliates;

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"Canetic" means Canetic Resources Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Canetic Trust Indenture;

"Canetic 6.5% 2005 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued on May 26, 2005 which mature July 31, 2010;

"Canetic 6.5% 2006 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued on August 24, 2006 which mature December 31, 2011;

"Canetic 8.0% Debentures" means the 8.0% convertible unsecured subordinated debentures of Canetic which mature August 31, 2009;

"Canetic 9.4% Debentures" means the 9.4% convertible unsecured subordinated debentures of Canetic which mature July 31, 2008;

"Canetic 11.0% Debentures" means the 11.0% convertible unsecured subordinated debentures of Canetic which mature December 31, 2007;

"Canetic AIF" means the 2006 Annual Information Form of Canetic dated March 23, 2007 incorporated by reference into this Information Circular;

"Canetic Assets" means all of the assets of Canetic, including, without limitation, all of the issued and outstanding common shares of CRI;

"Canetic Assumed Liabilities" means all of the liabilities and obligations of Canetic;

"Canetic Awards" means, collectively, all awards to receive or acquire Canetic Units under the Canetic Incentive Plan;

"Canetic Board" means the board of directors of CRI as it may be comprised from time to time;

"Canetic Credit Facilities" means Canetic's unsecured syndicated credit facility with an aggregate borrowing limit of $1.6 billion that matures on May 31, 2009 (unless further extended), plus a $50 million operating credit facility;

"Canetic Debenture Indentures" means the various trust indentures and amendments and supplements thereto providing for the issuance of the Canetic Debentures;

"Canetic Debentureholders" means, collectively, the holders from time to time of Canetic Debentures;

"Canetic Debentures" means, collectively, the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures, the Canetic 9.4% Debentures and the Canetic 11.0% Debentures;

"Canetic Disclosure Letter" means the disclosure letter dated effective October 30, 2007 from Canetic and CRI to Penn West and PWPL;

"Canetic DRIP" means the distribution reinvestment and optional unit purchase plan of Canetic;

"Canetic Fairness Opinion" means the opinion of BMO Capital Markets dated October 30, 2007, a copy of which is attached as Appendix D to this Information Circular;

"Canetic Incentive Plan" means, collectively, Canetic’s 2006 Unit Award Incentive Plan and the Executive Unit Award Agreements made pursuant to such plan;

"Canetic Reserves Report" means, collectively, (i) the report prepared by GLJ dated March 5, 2007 and effective as at December 31, 2006, and (ii) the reports prepared by Sproule dated February 22, 2007 and February 23, 2007 and effective December 31, 2006, in each case evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Canetic;

"Canetic Trust Indenture" means the amended and restated trust indenture dated as of January 5, 2006 among Computershare Trust Company of Canada, in its capacity as trustee, 1198329 Alberta Ltd. and the settlor of the trust;

"Canetic Unitholders" means the holders from time to time of Canetic Units;

"Canetic Units" means the trust units of Canetic;

"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"Closing" means the completion of the transactions contemplated in the Arrangement Agreement;

"Code" means the Internal Revenue Code of 1986, as amended;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, and the regulations promulgated thereunder, as amended from time to time;

"Confidentiality Agreements" means, collectively, the confidentiality and standstill agreements dated October 18, 2007 between Canetic and Penn West;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"CRI" means Canetic Resources Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Canetic;

"Depositary" means CIBC Mellon Trust Company or such other company as may be designated by Penn West and Canetic;

"Dissent Rights" means the right of a registered Canetic Unitholder to dissent with respect to the Arrangement Resolution and to be paid the fair value of the Canetic Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as amended by the Interim Order;

"Dissenting Unitholders" means registered Canetic Unitholders who validly exercise Dissent Rights;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

"Election Deadline" means 4:30 p.m. (Calgary time) on January 7, 2008 or, if the Canetic Meeting is adjourned, the second Business Day immediately prior to the date of the adjourned meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"Filed Letter of Transmittal and Election Form" means a duly completed Letter of Transmittal and Election Form deposited (with such Canetic Unitholder's certificate(s) representing the Canetic Unitholder's Canetic Units) with the Depository on or before the Election Deadline;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GAAP" means generally accepted accounting principles as in effect from time to time;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta;

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Information Circular" means this information circular and proxy statement dated November 30, 2007, together with all appendices hereto, distributed by Canetic in connection with the Meeting;

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C., 1985, c.28 (1st Supp.), and the regulations promulgated thereunder, as amended from time to time;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"Letter Agreement" means the letter agreement dated October 30, 2007 among Penn West, PWPL, Canetic and CRI providing for the business combination of Penn West and Canetic, as replaced and superseded by the Arrangement Agreement;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying this Information Circular sent to the Canetic Unitholders pursuant to which such holders are required to deliver certificates representing Canetic Units in order to receive the consideration payable to them pursuant to the Arrangement and pursuant to which they may make an election in respect of the Arrangement to exchange their Canetic Units for Penn West Units in a taxable exchange for Canadian income tax purposes;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which was publicly disclosed or was communicated in writing to the Other Party as of October 30, 2007, or (v) any changes or effects arising from matters permitted or contemplated by the Arrangement Agreement, the Canetic Disclosure Letter, the Penn West Disclosure Letter or consented to or approved in writing by the Other Party;

"Meeting" means the special meeting of Canetic Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

"Non-Resident" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notice of Meeting" means the Notice of Special Meeting of Canetic Unitholders which accompanies this Information Circular;

"Notice of Petition" means the Notice of Petition to the Court for the Final Order which accompanies this Information Circular;

"NYSE" means the New York Stock Exchange;

"Other Party" means (i) with respect to Penn West and PWPL, Canetic and CRI, and (ii) with respect to Canetic and CRI, Penn West and PWPL;

"Parties" means, collectively, the parties to the Arrangement Agreement, and "Party" means any one of them, or where implied by the context, means Penn West and PWPL or Canetic and CRI, as the case may be;

"Penn West" means Penn West Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture;

"Penn West AIF" means the 2006 Annual Information Form of Penn West dated March 22, 2007, incorporated by reference into this Information Circular;

"Penn West Bank Credit Facilities" means, collectively, the unsecured, extendible, revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion that matures on August 25, 2010 and the unsecured demand credit facility with an aggregate borrowing limit of $250 million that matures on December 31, 2008;

"Penn West Board" means the board of directors of PWPL as it may be comprised from time to time;

"Penn West Disclosure Letter" means the disclosure letter dated effective October 30, 2007 from Penn West and PWPL to Canetic and CRI;

"Penn West DRIP" means the distribution reinvestment and optional unit purchase plan of Penn West;

"Penn West Fair Market Value" means the weighted average trading price of a Penn West Unit on the TSX for the five trading days immediately preceding the Effective Date, provided that if the Penn West Units are not then listed on the TSX, or if in the opinion of the Penn West Board, acting reasonably and in good faith, the public distribution or trading activity in Penn West Units for that period does not result in a weighted average trading price which reflects the fair market value of the Penn West Units, then the Penn West Fair Market Value shall be determined by the Penn West Board, in good faith and in its sole discretion, acting reasonably;

"Penn West Fairness Opinion" means the opinion of Scotia Waterous Inc. dated October 30, 2007;

"Penn West Incentive Plan" means the trust unit rights incentive plan of Penn West;

"Penn West Reserves Report" means the report prepared by GLJ dated February 28, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West;

"Penn West Rights" means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

"Penn West Senior Unsecured Notes" means the US$475 million principal amount of senior unsecured notes issued by PWPL;

"Penn West Trust Indenture" means the amended and restated trust indenture dated June 30, 2006 between CIBC Mellon Trust Company, in its capacity as trustee, and PWPL;

"Penn West Unitholders" means the holders from time to time of Penn West Units;

"Penn West Units" means the trust units of Penn West;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"PWPL" means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Penn West;

"Record Date" means the close of business on November 30, 2007;

"Registered Holder" means the Person whose name appears on the register of Canetic as the owner of Canetic Units;

"Registrar" means the Registrar appointed under Section 263 of the ABCA;

"Regulation Q-27" means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

"Regulation S" means Regulation S under the U.S. Securities Act;

"Resident" means a person who is not a Non-Resident;

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Special Distribution" means the one-time special cash distribution in the amount of $0.09 per Canetic Unit which the Canetic Board intends to declare, and if declared payable by the Canetic Board in its discretion, such distribution will be payable to Canetic Unitholders prior to the Effective Time;

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Penn West or Canetic, as the case may be);

"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Canetic (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Titan" means Titan Exploration Ltd., a corporation amalgamated under the ABCA;

"Titan Acquisition" means the proposed acquisition by Canetic of all of the issued and outstanding shares of Titan through the issuance of approximately 7.0 million Canetic Units to former Titan shareholders, which Canetic anticipates to be completed on or about December 19, 2007;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Holder" has the meaning set forth under "United States Federal Income Tax Consequences";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S;

"Vault" means Vault Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta;

"Vault Acquisition" means the proposed acquisition by Penn West of all the issued and outstanding trust units of Vault through the issuance of approximately 5.6 million Penn West Units, which Penn West anticipates to be completed on or about January 10, 2008;

"VEI" means Vault Energy Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Vault; and

"1336953" means 1336953 Alberta Ltd., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of Vault.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms".  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
NGLs	natural gas liquids	GJ	gigajoule

Other

AECO	the natural gas storage facility located at Suffield, Alberta connected to TransCanada's Alberta System
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
C$	Canadian dollars
m3	cubic metres
MBoe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
MM	million
U.S.$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.293
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

The Meeting

The Meeting will be held in the Ballroom of the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, January 9, 2008, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.  The business of the Meeting will be to consider and vote upon the Arrangement Resolution and to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.  See "The Arrangement".

Background to the Arrangement

The Canetic Board periodically reviews strategic objectives and considers possible business combination opportunities.  Since the Canadian federal government's announcement on October 31, 2006 of its intention to effectively tax income trusts in a manner similar to corporations beginning in 2011, the Canetic Board and management have had several discussions with Canetic's financial and legal advisors regarding potential transactions, including consolidation and merger transactions.  Representatives of each of Canetic and Penn West, together with BMO Capital Markets, Canetic's financial advisors, began to generally discuss the prospect of a possible business combination of Canetic and Penn West at a number of meetings beginning in late September 2007.  On October 15, 2007, BMO Capital Markets was formally engaged as Canetic's financial advisor.  On October 18, 2007, Canetic and Penn West signed the reciprocal Confidentiality Agreements and began exchanging confidential, non-public information regarding their respective businesses, operations and assets.  From October 18, 2007 through October 27, 2007, senior members of management of CRI and PWPL held several meetings to conduct due diligence and negotiate the material terms of a possible business combination of Penn West and Canetic.

On October 29, 2007, the Canetic Board met with management of CRI, BMO Capital Markets and its legal advisors, Blake, Cassels & Graydon LLP, to review the opportunity as it had developed to that time.  After receiving a presentation from BMO Capital Markets, legal advice from Blake, Cassels & Graydon LLP with respect to the Canetic Board's duties and certain legal matters relating to the proposed transaction, and a presentation from management regarding the proposed terms of a possible business combination with Penn West and related information regarding Penn West, the Canetic Board authorized CRI's senior officers to proceed with negotiations on the terms presented.  The Canetic Board subsequently met on October 30, 2007 with management of CRI, its legal advisors and BMO Capital Markets to thoroughly review the proposed opportunity that had developed to that time.  At that meeting, BMO Capital Markets provided the Canetic Board with financial advice regarding the proposed transaction, including its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Canetic Board, as of October 30, 2007 the consideration to be received by the Canetic Unitholders pursuant to the Arrangement and the Special Distribution was fair, from a financial point of view, to the Canetic Unitholders.  The Canetic Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Letter Agreement.  After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Letter Agreement and its duties and responsibilities to Canetic Unitholders, the Canetic Board unanimously approved the execution of the Letter Agreement providing for the strategic combination of Penn West and Canetic and the payment of the Special Distribution, concluded that the proposed transaction was in the best interests of Canetic and the Canetic Unitholders and was fair, to the Canetic Unitholders, and resolved to recommend that the Canetic Unitholders vote their Canetic Units in favour of the Arrangement.

On October 30, 2007, Scotia Waterous Inc. provided the Penn West Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Penn West Board, as at October 30, 2007, the consideration to be paid to Canetic Unitholders under the Arrangement was fair, from a financial point of view, to the Penn West Unitholders.  The Penn West Board then unanimously approved the execution of the Letter Agreement providing for the business combination of Penn West and Canetic and concluded that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders and was fair to the Penn West Unitholders.

On October 30, 2007, Penn West, PWPL, Canetic and CRI entered into the Letter Agreement providing for the proposed Arrangement and the transaction was publicly announced.

In late November 2007, the Canetic Board unanimously approved the execution of the Arrangement Agreement, which replaced and superseded the Letter Agreement and incorporated the Plan of Arrangement, and confirmed its previous determinations that the proposed transaction was in the best interests of Canetic and the Canetic Unitholders and fair to the Canetic Unitholders, and resolved to recommend that the Canetic Unitholders vote their Canetic Units in favour of the Arrangement.  The Canetic Board also approved the contents and mailing of this Information Circular to Canetic Unitholders.

On November 30, 2007, Penn West, PWPL, Canetic and CRI entered into the Arrangement Agreement setting forth the definitive terms of the proposed transaction, including the Plan of Arrangement.

See "Background to and Reasons for the Arrangement".

Reasons for the Arrangement

The strategic combination of Canetic and Penn West, which will continue under the name "Penn West Energy Trust", will be the largest conventional oil and natural gas trust in North America with an enterprise value of over $14 billion. Following the Arrangement (and assuming the completion of Penn West's acquisition of Vault and Canetic's acquisition of Titan), the combined trust will be the dominant independent light oil producer in Western Canada with estimated production of between 200,000 and 210,000 Boe/d in 2008 and conventional proved reserves of approximately 600 MMBoe and proved plus probable reserves in excess of 800 MMBoe as at December 31, 2006, together with a proved plus probable reserve life index of approximately 11 years based on estimated 2008 production and December 31, 2006 reserve volumes. Canetic and Penn West believe that the Arrangement will allow Canetic Unitholders and Penn West Unitholders to participate in a larger, stronger and more efficient trust that will have increased liquidity and enhanced financial flexibility that will allow expansion both domestically and internationally and that should receive increased attention from both equity and income investors. Canetic and Penn West believe that following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability and growth.

Canetic and Penn West believe that there are a number of benefits to Canetic Unitholders and Penn West Unitholders that are anticipated to result from the Arrangement and the transactions contemplated thereby, including:
  the combined trust will have initial production of between 200,000 and 210,000 Boe/d, weighted approximately 58% to oil and NGLs;
  the combined trust will hold a large and diverse portfolio of high quality, low decline and long life assets with a reserve life index of approximately 11 years on a proved plus probable basis;
  the increased size of the combined trust will assist in the future development of both conventional and unconventional growth opportunities;
  the increased liquidity and enhanced financial flexibility of the combined trust will facilitate expansion both domestically and outside Canada;
  the combined trust will have a large inventory of unconventional opportunities for growth, including an oil sands project, coalbed methane, shale gas and enhanced recovery from Canada’s largest legacy light oil pools;

  the combined trust will have estimated cash flow for 2008 of approximately $2.1 billion and an estimated capital program of approximately $950 million directed to further enhance the combined asset portfolio;
  the pro forma asset base for the combined trust rivals senior North American exploration and production companies, providing added flexibility in positioning the combined trust for the income tax changes facing Canadian income trusts commencing on January 1, 2011;
  the combined assets exhibit significant synergies and similarities in operating philosophies, which are expected to improve operating efficiencies, field optimization and cost reductions availed by economies of scale. The combined trust will operate approximately 80 percent of its production;
  the increased size of the combined trust is expected to enhance liquidity on the TSX and NYSE, increase its weighting in major indices (including the S&P/TSX 60 Index) and result in increased attention from both institutional and individual equity and income investors;
  the combined trust will have tax pools of more than $5.5 billion as of the end of 2007, plus the ability to increase its tax base using the trust model over the next three years, resulting in an efficient tax position well beyond 2011;
  the safe harbour capacity of the combined trust for the issuance of new equity under the "undue expansion" rules set out for income trusts by the Canadian federal government will total approximately $8.7 billion in 2008 and approximately $15 billion in total; and
  the combined trust will have a management team that combines the best and most experienced personnel from each of Canetic and Penn West.

See "Background to and Reasons for the Arrangement".

Effect of the Arrangement and the Special Distribution

General

The Arrangement will result in the combination of Penn West and Canetic, and the combined trust will continue under the name "Penn West Energy Trust".

Effect on Holders of Canetic Units

Arrangement

Pursuant to the Arrangement, Canetic Unitholders will receive, for each Canetic Unit held, 0.515 of a Penn West Unit.  See "The Arrangement - Details of the Arrangement - Arrangement Steps", "The Arrangement - Election of Canadian Federal Income Tax Treatment", "The Arrangement - Procedure for Exchange of Canetic Units", "Certain Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".

Special Distribution

The Canetic Board currently intends, in its discretion, to declare and pay the Special Distribution of $0.09 per Canetic Unit to Canetic Unitholders. The Canetic Board has indicated that it currently intends to declare the Special Distribution on January 7, 2008 for Canetic Unitholders of record on January 10, 2008, and if declared, the Special Distribution will be paid on or about January 17, 2008.  The Special Distribution, if and when declared, and together with the distributions payable on the Penn West Units following completion of the Arrangement (assuming no changes to the current distribution policies of Penn West and Canetic), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions for six months following completion of the Arrangement.  See "The Arrangement - Effect of the Arrangement and the Special Distribution - Special Distribution".

Effect on Holders of Canetic Awards

The Arrangement will result in a "change of control" for the purposes of the Canetic Incentive Plan, with the result that all Canetic Awards issued and outstanding thereunder shall fully vest and be paid in the form of Canetic Units to be issued from treasury immediately prior to the Effective Date of the Arrangement.  As a result, holders of Canetic Awards will participate in the Arrangement and receive the Special Distribution on the same basis as all other Canetic Unitholders.  It is a condition to the completion of the Arrangement that all Canetic Awards shall have been paid or terminated prior to the Effective Date.  See "Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Effect on Holders of Canetic Debentures

Under the Arrangement, Penn West will assume all of the covenants and obligations of Canetic under the Canetic Debenture Indentures in respect of the outstanding Canetic Debentures.  Holders of Canetic Debentures who convert their Canetic Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Canetic Unitholders based upon the number of Canetic Units issued upon such conversion.  Holders of Canetic Debentures who do not convert their Canetic Debentures prior the Effective Date will be entitled to receive Penn West Units upon conversion of such Canetic Debentures after the Effective Date with the number of Penn West Units received adjusted to reflect the terms of the Arrangement.  In accordance with the terms of the Canetic Debenture Indentures, the respective conversion prices of the Canetic Debentures will not be adjusted as a result of the Special Distribution, if paid, as the adjustment to the conversion prices would be less than 1% of the current respective conversion prices.  However, if paid, the Special Distribution will be taken into account on a cumulative basis if similar events occur in the future.  The transactions contemplated by the Arrangement will not result in a "change of control" as defined in the Canetic Debenture Indentures.  The Canetic 11.0% Debentures mature on December 31, 2007.  See "The Arrangement - Effect of the Arrangement - Effect on Holders of Canetic Debentures" and "The Arrangement - Details of the Arrangement - Arrangement Steps".

Effect on Distributions

The regular monthly distribution to be paid to Canetic Unitholders in the month of January 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Canetic Unitholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008.  If the Arrangement is completed on January 11, 2008 as currently scheduled, this will be the last regular monthly distribution paid by Canetic.

If the Effective Date occurs on January 11, 2008, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Canetic Unitholders) will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on January 31, 2008, which is anticipated to be paid on February 15, 2008. The Penn West Board has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on January 15, 2008 to Penn West Unitholders of record on December 31, 2007 and on February 15, 2008 to Penn West Unitholders of record on January 31, 2008 (including former Canetic Unitholders who continue to hold Penn West Units on January 31, 2008).  The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors".

Effect on Canetic DRIP

Canetic has suspended the Canetic DRIP such that all distributions made by Canetic after the cash distribution paid on December 14, 2007 to holders of record as of November 30, 2007 will not be eligible for reinvestment under the Canetic DRIP.  If the Arrangement is completed on January 11, 2008 as expected, the Canetic DRIP will be terminated on that date.  Former Canetic Unitholders who are resident in Canada or the United States and who are interested in participating in the Penn West DRIP following the completion of the Arrangement should, if they become registered Penn West Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Penn West Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Penn West Units are held following the Arrangement and provide instructions on how they wish to participate in the Penn West DRIP.  The authorization form for registered Penn West Unitholders can be obtained at www.pennwest.com.

Effect on Holders of Penn West Units and Penn West Rights

The Arrangement will have no effect on Penn West Unitholders or holders of Penn West Rights.  The Arrangement will not constitute a "change of control" that will result in any accelerated vesting or payment for the purposes of the Penn West Incentive Plan or the executive employment agreements between PWPL and its executive officers. See "The Arrangement - Details of the Arrangement - Arrangement Steps".

Details of the Arrangement

General

The Arrangement will result in the combination of Penn West and Canetic, pursuant to which all of the issued and outstanding Canetic Units (including all Canetic Units issued on the vesting and payment of outstanding Canetic Awards and all Canetic Units issued prior to the Effective Time on the conversion of outstanding Canetic Debentures) will be exchanged for Penn West Units.  For further information in respect of Penn West following the completion of the Arrangement, see "Pro Forma Information of Penn West After Giving Effect to the Arrangement" and Appendix E, "Penn West Pro Forma Financial Statements".

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, a number of events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan.  Essentially, these events will result in, among other things:
(i)    the acquisition by AcquisitionCo of the Canetic Units held by the Canetic Unitholders who elect to exchange their Canetic Units for Penn West Units in a taxable exchange for Canadian federal income tax purposes in exchange for the distribution of Penn West Units by AcquisitionCo to such former Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each Canetic Unit;

(ii)    the acquisition by Penn West of the Canetic Assets and the assumption by Penn West of the Canetic Assumed Liabilities; and

(iii)    the redemption by Canetic of the Canetic Units issued and outstanding on the Effective Date in exchange for the issuance of Penn West Units to former Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each Canetic Unit.

Additionally, the Plan of Arrangement includes a series of transactions that would reorganize the structure of Penn West and its Subsidiaries, as set forth in the Plan of Arrangement, the full text of which is attached as Exhibit A to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.  In the Arrangement Agreement, the Parties have agreed that if Titan, VEI (a wholly-owned subsidiary of Vault) or 1336953 (an indirect wholly-owned subsidiary of Vault) is not an indirect wholly-owned subsidiary of Canetic or Penn West, as applicable, at the Effective Time, then the Parties will amend the Plan of Arrangement prior to the Effective Time to eliminate Titan, VEI and/or 1336953, as applicable, from the steps in the Plan of Arrangement or to eliminate steps in the Plan of Arrangement involving Titan, VEI and/or 1336953, as applicable, provided that such amendment must be set out in writing and filed with the Court.

For the detailed steps of the Arrangement, see "The Arrangement - Details of the Arrangement - Arrangement Steps" and the Plan of Arrangement attached as Exhibit A to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.

Directors and Executive Officers of Penn West Following the Arrangement

Following completion of the Arrangement, the Penn West Board will be constituted with twelve directors, comprised of eight members of the current Penn West Board (being John A. Brussa as Chair, William E. Andrew, James E. Allard, George H. Brookman, Shirley A. McClellan, Thomas E. Phillips, Frank Potter and James C. Smith) and four members of the current Canetic Board (being Robert G. Brawn, Daryl Gilbert, Jack C. Lee as Vice-Chair, and R. Gregory Rich). The combined trust will continue to be led by William E. Andrew as Chief Executive Officer, with J. Paul Charron (the current President and Chief Executive Officer of CRI) as President, David W. Middleton (the current Executive Vice President and Chief Operating Officer of PWPL) as Chief Operating Officer, and other senior management from both Canetic and Penn West, including:

Richard J. Tiede, Senior Vice President, Business Development
Thane A.E. Jensen, Senior Vice President, Exploration & Development
Todd H. Takeyasu, Senior Vice President, Finance - Treasury
David J. Broshko, Senior Vice President, Finance - Financial Reporting
Mark P. Fitzgerald, Senior Vice President, Engineering
Eric J. Obreiter, Senior Vice President, Production
Brian D. Evans, Senior Vice President, General Counsel & Corporate Secretary
Keith Luft, Senior Vice President, Stakeholder Relations

The names and municipalities of residence of each of the persons who will serve as directors and executive officers of PWPL and their respective principal occupations are described under "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Directors and Executive Officers of Penn West Upon Completion of the Arrangement".

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Penn West following the completion of the Arrangement (but without giving effect to the proposed Vault Acquisition or the proposed Titan Acquisition).

Note:
(1)    Assumes: (i) no Dissent Rights are exercised; (ii) an aggregate of 3,082,513 Canetic Units are issued pursuant to outstanding Canetic Awards; (iii) the same number of Penn West Units and Canetic Units and the same aggregate principal amount of Canetic Debentures are outstanding as were outstanding on November 26, 2007; and (iv) no Canetic Units are issued on the conversion of outstanding Canetic Debentures on November 26, 2007.

Procedure for Exchange of Canetic Units

In order to receive Penn West Units on the completion of the Arrangement, Registered Holders of Canetic Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Canetic Units and such other documents and instruments as the Depositary may reasonably require.

Canetic Unitholders whose Canetic Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Canetic Units.

The use of the mail to transmit certificates representing Canetic Units and the Letter of Transmittal and Election Form is at each Registered Holder's risk.  Canetic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Canetic Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Canetic Units that were exchanged pursuant to the Plan shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.  All distributions made with respect to any Penn West Units allotted and issued to former Registered Holders of Canetic Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Canetic Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Canetic Units to receive Penn West Units.  In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units shall be returned to Penn West.

See "The Arrangement - Procedure for Exchange of Canetic Units".

Treatment of Fractional Penn West Units

No certificates representing fractional Penn West Units shall be issued under the Arrangement.  In lieu of any fractional Penn West Unit, each Registered Holder of Canetic Units otherwise entitled to a fractional interest in a Penn West Unit shall receive the nearest whole number of Penn West Units (with fractions equal to exactly 0.5 being rounded up).

Exchange of Canetic Debentures

As the Canetic Debentures trade in the "book entry" system and no individual certificates are issued, no new certificates for Canetic Debentures will be issued following the completion of the Arrangement and beneficial holders of Canetic Debentures do not need to take any action.

Approval of Canetic Unitholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two thirds of the votes cast by Canetic Unitholders, either in person or by proxy, at the Meeting.  See "The Arrangement - Securities Law Matters - Canada" and "General Proxy Matters - Procedure and Votes Required".

Fairness Opinions

Canetic retained BMO Capital Markets as financial advisor to Canetic and the Canetic Board in connection with the assessment of a potential merger with Penn West.  As part of this mandate, BMO Capital Markets was requested to provide the Canetic Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Canetic Units under the proposed transaction.  In connection with this mandate, BMO Capital Markets has prepared the Canetic Fairness Opinion.  The Canetic Fairness Opinion provides that, on the basis of the particular assumptions, considerations and limitations set forth therein, in the opinion of BMO Capital Markets as of October 30, 2007, the consideration to be received by the holders of Canetic Units pursuant to the Arrangement and the Special Distribution is fair, from a financial point of view, to the holders of Canetic Units.  The Canetic Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See "The Arrangement - Canetic Fairness Opinion" and Appendix D, "Canetic Fairness Opinion".

Penn West retained Scotia Waterous Inc. as financial advisor to Penn West and the Penn West Board in connection with the assessment of a potential merger with Canetic.  As part of this mandate, Scotia Waterous Inc. was requested to provide the Penn West Board with its opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Canetic Unitholders pursuant to the proposed transaction.  In connection with this mandate, Scotia Waterous Inc. has prepared the Penn West Fairness Opinion.  The Penn West Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Waterous Inc. as of October 30, 2007, the consideration to be paid to the Canetic Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Unitholders.

Recommendations of the Canetic Board

The Canetic Board has unanimously concluded that the Arrangement is fair to Canetic Unitholders, is in the best interests of Canetic and the Canetic Unitholders and recommends that Canetic Unitholders vote in favour of the Arrangement Resolution.

Each of the directors and executive officers of CRI has indicated that he or she intends to vote all Canetic Units that he or she beneficially owns, or exercises direction or control over, in favour of the Arrangement Resolution at the Meeting. As of November 26, 2007, the directors and officers of CRI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,860,649 Canetic Units.  See "The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  See "The Arrangement - Procedure for the Arrangement Becoming Effective".  An application for the Final Order approving the Arrangement is expected to be made on January 9, 2008 at 1:30 p.m. (Calgary time) at the Court House, 601 - 5th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Dissenting Unitholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to Canetic c/o Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Brock W. Gibson, by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting; provided that the Dissenting Unitholder has not voted his or her Canetic Units at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution, the Dissenting Unitholder exercises the Dissent Rights in respect of all of the Canetic Units held by the Dissenting Unitholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Provided the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Canetic Units in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Appendices B and F for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Canetic Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.  Accordingly, a beneficial owner of Canetic Units desiring to exercise the right to dissent must make arrangements for such Canetic Units beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Canetic, or alternatively, make arrangements for the Registered Holder of such securities to dissent on such holder's behalf.  Pursuant to the Interim Order, a Canetic Unitholder may not exercise the right to dissent in respect of only a portion of such holder's Canetic Units.  See "The Arrangement - Right to Dissent".

It is a condition to the Arrangement that Canetic Unitholders holding not more than 5% of the Canetic Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.  See "The Arrangement - Arrangement Agreement - Conditions Precedent to the Arrangement - Mutual Conditions Precedent".

Stock Exchange Listing Approvals

It is a mutual condition to completion of the Arrangement that (i) the TSX shall have conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement (including all Penn West Units issuable upon conversion of the Canetic Debentures to be assumed by Penn West) and the substitutional listing of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and (ii) the NYSE shall have approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement (including all Penn West Units issuable upon conversion of the Canetic Debentures to be assumed by Penn West), subject to official notice of issuance.  The TSX has conditionally approved the additional listing of the Penn West Units to be issued and made issuable pursuant to the Arrangement and the substitutional listing of the Canetic Debentures to be assumed by Penn West, subject to Penn West fulfilling the requirements of such exchange. The NYSE has approved the listing of the Penn West Units to be issued and made issuable pursuant to the Arrangement, subject to official notice of issuance.

See "The Arrangement - Stock Exchange Listing Approvals".

Other Regulatory Approvals

In addition to the approval of Canetic Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.  See "The Arrangement - Other Regulatory Approvals".

Election of Canadian Federal Income Tax Treatment

The exchange of Canetic Units for Penn West Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Canetic Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws.  See "Certain Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".  However, a Canetic Unitholder may elect to have the exchange of their Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the Letter of Transmittal and Election Form that has been provided to registered holders of Canetic Units together with this Information Circular.  The election will not result in the exchange of Canetic Units for Penn West Units being treated as a taxable exchange for U.S. federal income tax purposes, and Canetic Unitholders resident in jurisdictions other than Canada or the U.S. should consult their own legal and tax advisors with respect to the tax consequences associated with this election. Holders of Canetic Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Canetic Units for Penn West Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.  Beneficial holders of Canetic Units (i.e., Canetic Unitholders who hold their Canetic Units through a broker, financial institution or other nominee) who want to have their exchange of Canetic Units for Penn West Units to be carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Canetic Units are held to make the necessary arrangements.

Certain Canadian Federal Income Tax Considerations

The exchange of Canetic Units for Penn West Units should generally not give rise to any capital gain or capital loss to Canetic Unitholders. Canetic Unitholders who are not resident in Canada will generally not be subject to tax in Canada in respect of the Arrangement.  Canetic Unitholders may trigger an accrued capital gain (or capital loss) on the exchange of Canetic Units for Penn West Units by electing to transfer their Canetic Units to AcquisitionCo in exchange for Penn West Units.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Unitholders with respect to the Arrangement and the comments below are qualified in their entirety by reference to such summary.  See "Certain Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

In the opinion of our U.S. tax counsel, Sullivan & Cromwell LLP, the Arrangement should be a tax-free reorganization under Section 368(a) of the Code, and assuming the Arrangement does so qualify, Canetic Unitholders will recognize no gain or loss for U.S. federal income tax purposes on the exchange of Canetic Units for Penn West Units pursuant to the Arrangement.

A U.S. Holder of Canetic Units that receives a Special Distribution generally will be required to include the amount of the distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" (as determined under the Code, without reduction for any Canadian income tax withheld). To the extent the Special Distribution exceeds current and accumulated "earnings and profits", the distribution will be treated, first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in its Canetic Units and, thereafter, as gain from the sale or exchange of the Canetic Units.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "United States Federal Income Tax Considerations".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Canetic Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Penn West Units after the Arrangement.  Canetic Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Penn West Units.

Selected Pro Forma Financial Information for Penn West

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Penn West after giving effect to the Arrangement as at and for the nine months ended September 30, 2007 and the year ended December 31, 2006 included in Appendix E of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements.  The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.  Although Canetic and Penn West anticipate that the Titan Acquisition and the Vault Acquisition will both be completed prior to the Effective Date of the Arrangement, there can be no assurance that such acquisitions will be completed prior to the Effective Date of the Arrangement, or at all.  The pro forma consolidated financial information set forth below, and in Appendix E to this Information Circular, does not include any information relating to Titan or Vault.

	Pro Forma Nine Months Ended September 30, 2007	Pro Forma Year Ended December 31, 2006
	(unaudited)	(unaudited)
	($millions)	($millions)
Revenues
Oil and natural gas	2,902.5	4,092.2
Royalties	(536.1)	(783.4)
Risk management activities	(39.1)	64.6
	2,327.3	3,373.4
Expenses
Operating	597.6	796.9
Transportation	35.3	47.6
General and administrative	91.2	114.0
Financing	129.2	144.7
Depletion, depreciation and accretion	1,153.2	1,622.5
Risk management activities	19.3	(92.2)
Unrealized foreign exchange gain	(36.6)	-
	1,989.2	2,633.5
Income before taxes	338.1	739.9

Taxes
Current	3.0	5.9
Future income expense (reduction)	548.4	(243.7)
	551.4	(237.8)
Net income (loss)	(213.3)	977.7

Total assets	14,520.6	N/A
Long-term debt	3,198.7	N/A
Convertible debentures	249.3	N/A
Unitholders' equity	8,072.9	N/A
See "Pro Forma Information of Penn West After Giving Effect to the Arrangement" and the pro forma financial statements of Penn West set forth in Appendix E.

Selected Pro Forma Operational Information for Penn West

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Penn West following completion of the Arrangement, for the periods indicated. Although Canetic and Penn West anticipate that the Titan Acquisition and the Vault Acquisition will both be completed prior to the Effective Date of the Arrangement, there can be no assurance that such acquisitions will be completed prior to the Effective Date of the Arrangement, or at all.  The pro forma operational information set forth below does not include any information relating to Titan or Vault. Important information concerning the oil and natural gas properties and operations of Penn West and Canetic is contained in the Penn West AIF and the Canetic AIF, respectively, both of which are incorporated herein by reference.  Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Nine Months Ended September 30, 2007	Pro Forma Year Ended December 31, 2006
Average Daily Gross Production
Light/medium crude oil & NGLs (Bbls/d)	87,256	87,479
Heavy oil (Bbls/d)	26,617	27,436
Natural gas (MMcf/d)	542.0	609.1
Combined (Boe/d)	204,220	216,420

Pro Forma as at December 31, 2006
Total Proved Reserves (1)(2)
Light/medium crude oil (MMbbls)	269.5
Heavy oil (MMbbls)	64.3
NGLs (MMbbls)	32.6
Natural gas (Bcf)	1,219.6
Combined (MMboe)	569.7

Total Proved Plus Probable Reserves (1)(2)
Light/medium crude oil (MMbbls)	354.7
Heavy oil (MMbbls)	84.1
NGLs (MMbbls)	43.1
Natural gas (Bcf)	1,649.6
Combined (MMBoe)	756.8

Net Undeveloped Land Holdings as at September 30, 2007 (thousands of acres)	4,092

Notes:
(1)    Reserves for Penn West have been evaluated by GLJ effective December 31, 2006 using GLJ's December 31, 2006 forecast prices.  Reserves for Canetic have been evaluated by GLJ and Sproule effective December 31, 2006, using an average of the GLJ and Sproule December 31, 2006 forecast prices.
(2)    Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and cost assumptions.

See "Pro Forma Information of Penn West After Giving Effect to the Arrangement".

Risk Factors

The following is a list of certain risk factors relating to the activities of Penn West and the ownership of Penn West Units which Canetic Unitholders should carefully consider before making an investment decision relating to Penn West Units:

  Penn West may fail to realize the anticipated benefits of the Arrangement;
  Court approval and other regulatory and securityholder approvals for the Arrangement may not be obtained;
  volatility of oil and natural gas prices;
  variations in foreign exchange rates and interest rates;
  Canadian federal income tax changes relating to income trusts;
  actual production and ultimate reserves and resources could be greater or less than the production forecasts and reserve and resource estimates contained in the Penn West Reserves Report and the Canetic Reserves Report;
  future reserves and production, and future cash distributions to Penn West Unitholders, depend on success in exploiting the current reserves base and acquiring or discovering additional reserves;
  the lack of assurance that laws, including income tax laws, will not be changed in a manner that affects Penn West, the Penn West Unitholders or other securityholders adversely;|
  the possibility that Penn West could cease to qualify as a mutual fund trust;
  the impact of the new royalty regime in the Province of Alberta on Penn West's cash flow and operations, including the impact on the estimated net present value of Penn West's and Canetic's reserves and/or resources;
  environmental risks and increased levels of environmental regulation;
  risks associated with the use of enhanced oil recovery methods, CO2 miscible flooding, coalbed methane recovery methods and other technology;
  availability of debt or equity financing to fund future acquisitions, exploration, exploitation and development plans for Penn West;
  dilution resulting from future sales of Penn West Units;
  industry competition and access to services, materials and equipment;
  risks associated with the level of Non-Resident ownership of Penn West Units, including that Penn West could cease to qualify as a mutual fund trust;
  requirements relating to debt service;
  accounting policies may result in asset write-downs;
  regulatory risks;

  limitations on insurance coverage;
  operational hazards and other uncertainties;
  exploitation, development and production risks;
  reliance on management of Penn West;
  potential conflicts of interest for directors and officers of Penn West;
  expansion of operations into new geographic regions or new areas of business activity;
  the trading price of the Penn West Units may not reflect Penn West's net asset value;
  the impact of future capital expenditures and the ability to maintain cash distributions from Penn West's cash flow;
  variability, delay or cessation of cash distributions;
  delays in the payment of cash distributions;
  cash distributions are not assured and Penn West Units are not comparable to bonds or other fixed yield securities;
  there may be restrictions or limitations associated with the redemption rights for Penn West Unitholders;
  the nature of an investment in the Penn West Units; and
  loss of unitholder limited liability.

  The risk factors summarized above are a list of risk factors contained elsewhere or incorporated by reference in this Information Circular.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors", "Information Concerning Penn West - Risk Factors" and "Information Concerning Canetic - Risk Factors".  See also the risk factors in the Penn West AIF and the Canetic AIF, which are incorporated by reference herein.  Canetic Unitholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

The Canetic Board periodically reviews strategic objectives and considers possible business combination opportunities.  Since the Canadian federal government's announcement on October 31, 2006 of its intention to effectively tax income trusts in a manner similar to corporations beginning in 2011, the Canetic Board and management have had several discussions with Canetic's financial and legal advisors regarding potential transactions, including consolidation and merger transactions.  Representatives of each of Canetic and Penn West, together with BMO Capital Markets, Canetic's financial advisors, began to generally discuss the prospect of a possible business combination of Canetic and Penn West at a number of meetings beginning in late September 2007.  On October 15, 2007, BMO Capital Markets was formally engaged as Canetic's financial advisor.  On October 18, 2007, Canetic and Penn West signed the reciprocal Confidentiality Agreements and began exchanging confidential, non-public information regarding their respective businesses, operations and assets.  From October 18, 2007 through October 27, 2007, senior members of management of CRI and PWPL held several meetings to conduct due diligence and negotiate the material terms of a possible business combination of Penn West and Canetic.

On October 29, 2007, the Canetic Board met with management of CRI, BMO Capital Markets and its legal advisors, Blake, Cassels & Graydon LLP, to review the opportunity as it had developed to that time.  After receiving a presentation from BMO Capital Markets, legal advice from Blake, Cassels & Graydon LLP with respect to the Canetic Board's duties and certain legal matters relating to the proposed transaction, and a presentation from management regarding the proposed terms of a possible business combination with Penn West and related information regarding Penn West, the Canetic Board authorized CRI's senior officers to proceed with negotiations on the terms presented.  The Canetic Board subsequently met on October 30, 2007 with management of CRI, its legal advisors and BMO Capital Markets to thoroughly review the proposed opportunity that had developed to that time.  At that meeting, BMO Capital Markets provided the Canetic Board with financial advice regarding the proposed transaction, including its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Canetic Board, as of October 30, 2007 the consideration to be received by the Canetic Unitholders pursuant to the Arrangement and the Special Distribution was fair, from a financial point of view, to the Canetic Unitholders.  The Canetic Board was also advised by its legal advisors as to the proposed structure of the transaction and terms of a draft Letter Agreement.  After duly considering the financial aspects and other considerations relating to the proposed transaction, including the terms of the proposed Letter Agreement and its duties and responsibilities to Canetic Unitholders, the Canetic Board unanimously approved the execution of the Letter Agreement providing for the strategic combination of Penn West and Canetic and the payment of the Special Distribution, concluded that the proposed transaction was in the best interests of Canetic and the Canetic Unitholders and was fair, to the Canetic Unitholders, and resolved to recommend that the Canetic Unitholders vote their Canetic Units in favour of the Arrangement.

On October 30, 2007, Scotia Waterous Inc. provided the Penn West Board with its verbal opinion that, on the basis of the particular assumptions and considerations presented to the Penn West Board, as at October 30, 2007, the consideration to be paid to Canetic Unitholders under the Arrangement was fair, from a financial point of view, to the Penn West Unitholders.  The Penn West Board then unanimously approved the execution of the Letter Agreement providing for the business combination of Penn West and Canetic and concluded that the proposed transaction was in the best interests of Penn West and the Penn West Unitholders and was fair to the Penn West Unitholders.

On October 30, 2007, Penn West, PWPL, Canetic and CRI entered into the Letter Agreement providing for the proposed Arrangement and the transaction was publicly announced.

In late November 2007, the Canetic Board unanimously approved the execution of the Arrangement Agreement, which replaced and superseded the Letter Agreement and incorporated the Plan of Arrangement, and confirmed its previous determinations that the proposed transaction was in the best interests of Canetic and the Canetic Unitholders and fair to the Canetic Unitholders, and resolved to recommend that the Canetic Unitholders vote their Canetic Units in favour of the Arrangement.  The Canetic Board also approved the contents and mailing of this Information Circular to Canetic Unitholders.

On November 30, 2007, Penn West, PWPL, Canetic and CRI entered into the Arrangement Agreement setting forth the definitive terms of the proposed transaction, including the Plan of Arrangement.

Reasons for the Arrangement

The strategic combination of Canetic and Penn West, which will continue under the name "Penn West Energy Trust", will be the largest conventional oil and natural gas trust in North America with an enterprise value of over $14 billion. Following the Arrangement (and assuming the completion of Penn West's acquisition of Vault and Canetic's acquisition of Titan), the combined trust will be the dominant independent light oil producer in Western Canada with estimated production of between 200,000 and 210,000 Boe/d in 2008 and conventional proved reserves of approximately 600 MMBoe and proved plus probable reserves in excess of 800 MMBoe as at December 31, 2006, together with a proved plus probable reserve life index of approximately 11 years based on estimated 2008 production and December 31, 2006 reserve volumes.  Canetic and Penn West believe that the Arrangement will allow Canetic Unitholders and Penn West Unitholders to participate in a larger, stronger and more efficient trust that will have increased liquidity and enhanced financial flexibility that will allow expansion both domestically and internationally and that should receive increased attention from both equity and income investors. Canetic and Penn West believe that following the Arrangement, Penn West will possess high quality, long life assets, an extensive portfolio of internal growth opportunities and a strong financial position and management team, all of which will contribute to achieving the primary objective of long-term sustainability and growth.

Canetic and Penn West believe that there are a number of benefits to Canetic Unitholders and Penn West Unitholders that are anticipated to result from the Arrangement and the transactions contemplated thereby, including:

•	the combined trust will have initial production of between 200,000 and 210,000 Boe/d, weighted approximately 58% to oil and NGLs;

•	the combined trust will hold a large and diverse portfolio of high quality, low decline and long life assets with a reserve life index of approximately 11 years on a proved plus probable basis;

•	the increased size of the combined trust will assist in the future development of both conventional and unconventional growth opportunities;

•	the increased liquidity and enhanced financial flexibility of the combined trust will facilitate expansion both domestically and outside Canada;

•
the combined trust will have a large inventory of unconventional opportunities for growth, including an oil sands project, coalbed methane, shale gas and enhanced recovery from Canada’s largest legacy light oil pools;

•
the combined trust will have estimated cash flow for 2008 of approximately $2.1 billion and an estimated capital program of approximately $950 million directed to further enhance the combined asset portfolio;

•
the pro forma asset base for the combined trust rivals senior North American exploration and production companies, providing added flexibility in positioning the combined trust for the income tax changes facing Canadian income trusts commencing on January 1, 2011;

•
the combined assets exhibit significant synergies and similarities in operating philosophies, which are expected to improve operating efficiencies, field optimization and cost reductions availed by economies of scale. The combined trust will operate approximately 80 percent of its production;

•
the increased size of the combined trust is expected to enhance liquidity on the TSX and NYSE, increase its weighting in major indices (including the S&P/TSX 60 Index) and result in increased attention from both institutional and individual equity and income investors;

•
the combined trust will have tax pools of more than $5.5 billion as of the end of 2007, plus the ability to increase its tax base using the trust model over the next three years, resulting in an efficient tax position well beyond 2011;

•
the safe harbour capacity of the combined trust for the issuance of new equity under the "undue expansion" rules set out for income trusts by the Canadian federal government will total approximately $8.7 billion in 2008 and approximately $15 billion in total; and

•	the combined trust will have a management team that combines the best and most experienced personnel from each of Canetic and Penn West.

Recommendations of the Canetic Board

The Canetic Board has unanimously concluded that the Arrangement is fair to Canetic Unitholders, is in the best interests of Canetic and the Canetic Unitholders and recommends that the Canetic Unitholders vote in favour of the Arrangement Resolution.

Each of the directors and executive officers of CRI has indicated that he or she intends to vote all Canetic Units that he or she beneficially owns, or exercises direction or control over, in favour of the Arrangement Resolution at the Meeting.  As of November 26, 2007, the directors and officers of CRI, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,860,649 Canetic Units.  See "The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon".

THE ARRANGEMENT

Effect of the Arrangement and the Special Distribution

General

The Arrangement will result in the combination of Penn West and Canetic, and the combined trust will continue under the name "Penn West Energy Trust".  Pursuant to the terms of the Plan of Arrangement, Canetic Unitholders will receive, for each Canetic Unit held, 0.515 of a Penn West Unit.  Additionally, the Canetic Board currently intends, in its discretion, to pay the Special Distribution in the amount of $0.09 in cash per Canetic Unit.  The Canetic Board has indicated that it currently intends to declare the Special Distribution on January 7, 2008 for Canetic Unitholders of record on January 10, 2008, and if declared, the Special Distribution will be paid on or about January 17,  2008.

On November 26, 2007, there were 242,123,732 Penn West Units outstanding.  In addition, approximately 14,573,852 Penn West Units were issuable upon the exercise of outstanding Penn West Rights.

On November 26, 2007, there were 231,687,314 Canetic Units outstanding and approximately $263 million aggregate principal amount of Canetic Debentures were outstanding which were convertible into approximately 10,560,000 Canetic Units.  In addition, in connection with the Arrangement, approximately 3,082,513 Canetic Units will be issued immediately prior to the Effective Date of the Arrangement upon the vesting and payment of outstanding Canetic Awards.   See "The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Following completion of the Arrangement, current Penn West Unitholders will hold approximately 67% of the units of the combined trust and former Canetic Unitholders will hold approximately 33% of the units of the combined trust.  Additionally, Penn West will assume all of Canetic's obligations in respect of the Canetic Debentures.

Effect on Holders of Canetic Units

Arrangement

Pursuant to the Arrangement, Canetic Unitholders will receive, for each Canetic Unit held, 0.515 of a Penn West Unit.  After giving effect to the Arrangement, the Canetic Unitholders will have exchanged their Canetic Units for Penn West Units.  As a result of the exchange of Canetic Units for Penn West Units pursuant to the Arrangement, the nature of a Canetic Unitholder's investment will change.  See "The Arrangement - Details of the Arrangement - Arrangement Steps", "The Arrangement - Procedure for Exchange of Canetic Units", "The Arrangement - Election of Canadian Federal Income Tax Treatment", "Certain Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".

Special Distribution

The Canetic Board currently intends, in its discretion, to declare and pay the Special Distribution of $0.09 per Canetic Unit to Canetic Unitholders. The Canetic Board has indicated that it currently intends to declare the Special Distribution on January 7, 2008 for Canetic Unitholders of record on January 10, 2008, and if declared, the Special Distribution will be paid on or about January 17, 2008.  The Special Distribution, if and when declared, and together with the distributions payable on the Penn West Units following completion of the Arrangement (assuming no changes to the current distribution policies of Penn West and Canetic), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions for six months following completion of the Arrangement.

Effect on Holders of Canetic Awards

The Arrangement will result in a "change of control" for the purposes of the Canetic Incentive Plan, with the result that all Canetic Awards issued and outstanding thereunder shall fully vest and be paid in the form of Canetic Units to be issued from treasury immediately prior to the Effective Date of the Arrangement.  As a result, holders of Canetic Awards will participate in the Arrangement and receive the Special Distribution on the same basis as all other Canetic Unitholders.  It is a condition to the completion of the Arrangement that all Canetic Awards shall have been paid or terminated prior to the Effective Date.  See "Interests of Certain Persons or Companies in the Matters to be Acted Upon".

Effect on Holders of Canetic Debentures

Under the Arrangement, Penn West will assume all of the covenants and obligations of Canetic under the Canetic Debenture Indentures in respect of the outstanding Canetic Debentures.  Holders of Canetic Debentures who convert their Canetic Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Canetic Unitholders based upon the number of Canetic Units issued upon such conversion.  Holders of Canetic Debentures who do not convert their Canetic Debentures prior the Effective Date will be entitled to receive Penn West Units upon conversion of such Canetic Debentures after the Effective Date with the number of Penn West Units received adjusted to reflect the terms of the Arrangement. Provided the Arrangement is completed, holders of Canetic Debentures who do not convert their Canetic Debentures into Canetic Units prior to the Effective Date of the Arrangement and subsequently wish to convert their Canetic Debentures (as assumed by Penn West) will be entitled to receive 0.515 of a Penn West Unit in lieu of each Canetic Unit which it was previously entitled to receive on conversion.  The Canetic 11.0% Debentures mature on December 31, 2007.  See "The Arrangement - Details of the Arrangement - Arrangement Steps".

The transactions contemplated by the Arrangement will not result in a "change of control" as defined in the Canetic Debenture Indentures.  In accordance with the terms of the Canetic Debenture Indentures, the respective conversion prices of the Canetic Debentures will not be adjusted as a result of the Special Distribution, if paid, as the adjustment to the conversion prices would be less than 1% of the current respective conversion prices.  However, if paid, the Special Distribution will be taken into account on a cumulative basis if similar events occur in the future.  Outlined below are the revised conversion prices for the Canetic Debentures if the Arrangement is completed (excluding the Canetic 11.0% Debentures, which mature on December 31, 2007): (i) Canetic 6.5% 2005 Debentures - $36.8155 per Penn West Unit (27.1625 Penn West Units per $1,000 principal amount); (ii) Canetic 6.5% 2006 Debentures - $51.5534 per Penn West Unit (19.3974 Penn West Units per $1,000 principal amount); (iii) Canetic 8.0% Debentures - $30.2136 per Penn West Unit (33.0977 Penn West Units per $1,000 principal amount); and (iv) Canetic 9.4% Debentures - $31.10 per Penn West Unit (32.1543 Penn West Units per $1,000 principal amount).

Effect on Distributions

The regular monthly distribution to be paid to Canetic Unitholders in the month of January 2008 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Canetic Unitholders of record on December 31, 2007 will receive their regular monthly cash distribution on January 15, 2008.  If the Arrangement is completed on January 11, 2008 as currently scheduled, this will be the last regular monthly distribution paid by Canetic.

If the Effective Date occurs on January 11, 2008, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Canetic Unitholders) will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on January 31, 2008, which is anticipated to be paid on February 15, 2008.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors".  The Penn West Board has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on January 15, 2008 to Penn West Unitholders of record on December 31, 2007 and on February 15, 2008 to Penn West Unitholders of record on January 31, 2008 (including former Canetic Unitholders who continue to hold Penn West Units on January 31, 2008).  The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors".

Effect on Canetic DRIP

Canetic has suspended the Canetic DRIP such that all distributions made by Canetic after the cash distribution paid on December 14, 2007 to holders of record as of November 30, 2007, will not be eligible for reinvestment under the Canetic DRIP.  If the Arrangement is completed on January 11, 2008 as expected, the Canetic DRIP will be terminated on that date.  Former Canetic Unitholders who are resident in Canada or the United States and who are interested in participating in the Penn West DRIP following the completion of the Arrangement should, if they become registered Penn West Unitholders, complete and deliver an authorization form to CIBC Mellon Trust Company, and if they become beneficial Penn West Unitholders, contact their broker, investment dealer, financial institution or other nominee through which their Penn West Units are held following the Arrangement and provide instructions on how they wish to participate in the Penn West DRIP.  The authorization form for registered Penn West Unitholders can be obtained at www.pennwest.com.

Effect on Holders of Penn West Units and Penn West Rights

The Arrangement will have no effect on Penn West Unitholders or holders of Penn West Rights.  The Arrangement will not constitute a "change of control" that will result in any accelerated vesting or payment for the purposes of the Penn West Incentive Plan or the executive employment agreements between PWPL and its executive officers. See "The Arrangement - Details of the Arrangement - Arrangement Steps".

Details of the Arrangement

General

The Arrangement will result in the combination of Penn West and Canetic, pursuant to which all of the issued and outstanding Canetic Units (including all Canetic Units issued on the vesting and payment of outstanding Canetic Awards and all Canetic Units issued prior to the Effective Time on the conversion of outstanding Canetic Debentures) will be exchanged for Penn West Units.  For further information in respect of Penn West following the completion of the Arrangement, see "Pro Forma Information of Penn West After Giving Effect to the Arrangement" and Appendix E, "Penn West Pro Forma Financial Statements".

Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, a number of events will be deemed to occur in a specified order without any further act or formality, except as otherwise provided in the Plan.  Certain of these events are as follows:

Amendments to the Canetic Trust Indenture and Other Constating Documents

(a)	the Canetic Trust Indenture and other constating documents of Canetic shall be amended:

(i)	to provide for the redemption of all the issued and outstanding Canetic Units (other than the two (2) Canetic Units to be held by Penn West);

(ii)	to cause the Canetic Units held by Dissenting Unitholders to be transferred to Canetic, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii)	otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Unitholders

(b)
the Canetic Units held by Dissenting Unitholders shall be deemed to have been transferred to Canetic (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Canetic Unitholders other than the right to be paid the fair value of their Canetic Units in accordance with the Plan;

AcquisitionCo Exchange with Canetic Unitholders

(c)
Penn West shall issue to AcquisitionCo that number of Penn West Units to be exchanged by AcquisitionCo pursuant to paragraph (d) below in exchange for the issuance to Penn West by AcquisitionCo of that principal amount of AcquisitionCo Notes equal to the product of (i) that number of Penn West Units, in aggregate, to be transferred by AcquisitionCo to Canetic Unitholders pursuant to paragraph (d) below multiplied by (ii) the Penn West Fair Market Value;

(d)
subject to the Plan, the Canetic Units held by each Canetic Unitholder who so validly elects in a Filed Letter of Transmittal and Election Form with respect to such Canetic Units shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Penn West Units to the Canetic Unitholder by AcquisitionCo on the basis of 0.515 of a Penn West Unit for each (one) 1.0 Canetic Unit held, subject to the rounding provisions of the Plan of Arrangement;

Canetic Qualifying Exchange with Penn West

(e)	Penn West shall subscribe for two (2.0) Canetic Units in consideration of one (1.0) Penn West Unit;

(f)
Canetic shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Canetic, all of the Canetic Assets (other than one (1.0) Penn West Unit) and Penn West shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Canetic Assumed Liabilities in accordance with their terms; and (ii) issue to Canetic an aggregate number of Penn West Units equal to: (A) 0.515 multiplied by the number of Canetic Units outstanding (less two (2.0) Canetic Units); plus (B) that number of Penn West Units required to be delivered to Canetic Unitholders for rounding in accordance with the Plan of Arrangement (less one (1.0) Penn West Unit), such that Canetic can meet its distribution obligations under paragraph (h) below;

(g)
in connection with the assumption of the Canetic Assumed Liabilities by Penn West, Penn West shall assume all the covenants and obligations of Canetic under the Canetic Debenture Indentures in respect of the Canetic Debentures such that the Canetic Debentures will be valid and binding obligations of Penn West entitling the holder thereof, as against Penn West, to all the rights of the Canetic Debentureholders under the Canetic Debenture Indentures, and, in connection therewith, shall enter into a supplemental debenture indenture with the trustee(s) under the Canetic Debenture Indentures in accordance with the applicable requirements of the Canetic Debenture Indentures and otherwise comply with any additional requirements of the Canetic Debenture Indentures relating thereto; and

(h)
Canetic shall redeem all of the issued and outstanding Canetic Units (other than the two (2.0) Canetic Units held by Penn West) in exchange for all of the Penn West Units acquired by Canetic pursuant to paragraph (f) above and, upon such redemption the Penn West Units shall be distributed by Canetic to the Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each one (1.0) Canetic Unit held, subject to the rounding provisions of the Plan of Arrangement (and the Penn West Units acquired by AcquisitionCo as a result shall subsequently be cancelled in consideration for the cancellation of the AcquisitionCo Notes held by Penn West).

Additionally, the Plan of Arrangement includes a series of transactions that would reorganize the structure of Penn West and its Subsidiaries, as set forth in the Plan of Arrangement, the full text of which is attached as Exhibit A to the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular.  In the Arrangement Agreement, the Parties have agreed that if Titan, VEI (a wholly-owned subsidiary of Vault) or 1336953 (an indirect wholly-owned subsidiary of Vault) is not an indirect wholly-owned subsidiary of Canetic or Penn West, as applicable, at the Effective Time, then the Parties will amend the Plan of Arrangement prior to the Effective Time to eliminate Titan, VEI and/or 1336953, as applicable, from the steps in the Plan of Arrangement or to eliminate steps in the Plan of Arrangement involving Titan, VEI and/or 1336953, as applicable, provided that such amendment must be set out in writing and filed with the Court.

Directors and Executive Officers of Penn West Following the Arrangement

Following completion of the Arrangement, the Penn West Board will be constituted with twelve directors, comprised of eight members of the current Penn West Board (being John A. Brussa as Chair, William E. Andrew, James E. Allard, George H. Brookman, Shirley A. McClellan, Thomas E. Phillips, Frank Potter and James C. Smith) and four members of the current Canetic Board (being Robert G. Brawn, Daryl Gilbert, Jack C. Lee as Vice-Chair, and R. Gregory Rich).

The combined trust will continue to be led by William E. Andrew as Chief Executive Officer, with J. Paul Charron (the current President and Chief Executive Officer of CRI) as President, David W. Middleton (the current Executive Vice President and Chief Operating Officer of PWPL) as Chief Operating Officer, and other senior management from both Canetic and Penn West, including:

Richard J. Tiede, Senior Vice President, Business Development
Thane A.E. Jensen, Senior Vice President, Exploration & Development
Todd H. Takeyasu, Senior Vice President, Finance - Treasury
David J. Broshko, Senior Vice President, Finance - Financial Reporting
Mark P. Fitzgerald, Senior Vice President, Engineering
Eric J. Obreiter, Senior Vice President, Production
Brian D. Evans, Senior Vice President, General Counsel & Corporate Secretary
Keith Luft, Senior Vice President, Stakeholder Relations

The names and municipalities of residence of each of the persons who will serve as directors and executive officers of PWPL and their respective principal occupations are described under "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Directors and Executive Officers of Penn West Upon Completion of the Arrangement".  To the knowledge of Canetic, as of the date of this Information Circular, none of the current directors of CRI who will be appointed as directors of PWPL owns, directly or indirectly, or exercises control or direction over, any Penn West Units.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of Penn West following the completion of the Arrangement (but without giving effect to the proposed Vault Acquisition or the proposed Titan Acquisition).

Note:
(1) Assumes: (i) no Dissent Rights are exercised; (ii) an aggregate of 3,082,513 Canetic Units are issued pursuant to outstanding Canetic Awards; (iii) the same number of Penn West Units and Canetic Units and the same aggregate principal amount of Canetic Debentures are outstanding as were outstanding on November 26, 2007; and (iv) no Canetic Units are issued on the conversion of outstanding Canetic Debentures on November 26, 2007.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of Penn West and Canetic and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of the Parties thereto has agreed to certain non-solicitation covenants as follows:

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)
Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

A.
the third party has first made a written bona fide Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for unitholders of the Receiving Party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a "Superior Proposal"); and

B.
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Other Party, copies of all information provided to such Party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's questions with respect thereto; and

(vi)
comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 3.4(c) thereof and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with Section 8.1(e) or Section 8.1(f) thereof, as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2 of the Arrangement Agreement, as applicable, to the Other Party.

(c)
Any Party in receipt of a Superior Proposal (a "Receiving Party") shall give the Other Party (the "Responding Party"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Receiving Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal.  In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide the holders of the Penn West Units or Canetic Units, as applicable, (the "Receiving Party Securities") with a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Agreement as to Damages and Other Arrangements

Penn West Damages

Pursuant to the Arrangement Agreement, Canetic and CRI have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the Canetic Board has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(o) and 4.2(vv) of the Arrangement Agreement in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)	Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)
Canetic is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(e)
Canetic is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a "Penn West Damages Event"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 thereof, Canetic shall pay to Penn West $125 million as liquidated damages within one Business Day after the first to occur of the events described above.  In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is not consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Canetic shall pay to Penn West $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Penn West in relation to the Arrangement.

Canetic Damages

Pursuant to the Arrangement Agreement, Penn West and PWPL have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)	Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Penn West is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(c)
Penn West is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a "Canetic Damages Event"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 thereof, Penn West shall pay to Canetic $125 million as liquidated damages within one Business Day after the first to occur of the events described above.

Termination

Penn West, PWPL, Canetic and CRI have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Penn West and Canetic;

(b)
if any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 of the Arrangement Agreement shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then the Party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement as provided in Section 8.1 thereof, provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent;

(c)
by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 6.1 of the Arrangement Agreement provided that in the event of a Penn West Damages Event provided for in Section 6.1(a) thereof, the Arrangement Agreement may not be terminated by Penn West unless Canetic Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)	by Canetic upon the occurrence of a Canetic Damages Event as provided in Section 6.2 of the Arrangement Agreement;

(e)
by Penn West, in the event that Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii) of the Arrangement Agreement, provided that Penn West has complied with its obligations set forth in Section 3.4(c) thereof and concurrently pays to Canetic the $125 million fee described above; and

(f)
by Canetic, in the event that Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii) of the Arrangement Agreement, provided that Canetic has complied with its obligations set forth in Section 3.4(c) thereof and concurrently pays to Penn West the $125 million fee described above.

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement will forthwith become void and neither Party shall have any liability or further obligation to the Other Party thereunder except with respect to the payment of a termination fee and each parties obligation in the Confidentiality Agreements which shall survive such termination.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to December 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Canetic, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Canetic, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been passed by the holders of Canetic Units on or prior to January 30, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(c)
in the event that dissent rights are given to Canetic Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Canetic Units shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)	on or prior to January 30, 2008, the Final Order shall have been granted in form and substance satisfactory to Penn West and Canetic, acting reasonably;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(f)	the Arrangement shall have become effective on or prior to January 30, 2008;

(g)
PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Canetic, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Penn West and Canetic (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of PWPL and CRI with respect to claims arising from facts or events which occurred before the Effective Date, or Canetic shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Penn West and PWPL, acting reasonably;

(h)	either one or more of the following shall have occurred:

(i)
the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(ii)
the Commissioner shall have issued a "no action letter" under Section 123 of the Competition Act satisfactory to each of Penn West and Canetic, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Canetic, acting reasonably; or

(iii)	the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(i)
in addition to the approval required by paragraph (h) above, all other required domestic and foreign regulatory, governmental (including, without limitation, approval under the Investment Canada Act) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Penn West and Canetic, each acting reasonably, including, without limitation, (i) conditional approval to the listing of the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and NYSE, and (ii) conditional approval to the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(j)	if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West's lenders on a basis acceptable to Penn West and Canetic, each acting reasonably;

(k)
no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Penn West or Canetic (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Canetic or Penn West, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(l)
Penn West and Canetic shall have executed such instruments, and the trustees for the Canetic Debentures shall have received such opinions, as contemplated and required by the Canetic Debenture Indentures, in order to provide for the assumption, as of the Effective Date, by Penn West of all of the obligations of Canetic under the Canetic Debenture Indentures in respect of the Canetic Debentures, such that, as of the Effective Date, the Canetic Debentures become valid and binding obligations of Penn West entitling the holders thereof, as against Penn West, to all of the rights of holders of Canetic Debentures under the Canetic Debenture Indentures;

(m)
the Parties shall have (i) received resignations from the directors and officers of CRI, which resignations shall be effective immediately following to the Effective Time, and (ii) provided that the cash change of control payments to be paid to CRI's executive officers have been made, received mutual releases executed by the Parties and the directors and officers of Canetic, which mutual releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Canetic Employment Agreements; and

(n)
the Parties shall be satisfied, acting reasonably, that each of Canetic and Penn West shall each be a "mutual fund trust" within the meaning of the Tax Act immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Penn West to cease to be a "mutual fund trust" within the meaning of the Tax Act or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Penn West before 2011.

The foregoing conditions are for the mutual benefit of Canetic and Penn West and may be asserted by Canetic and Penn West regardless of the circumstances and may be waived by Canetic and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic or Penn West may have.

Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Canetic shall have mailed this Information Circular and other documentation required in connection with the Meeting on or before December 28, 2007;

(b)	Canetic shall have furnished Penn West with:

(i)	certified copies of the resolutions duly passed by the Canetic Board approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Canetic Unitholders, duly passed at the Meeting, approving the Arrangement Resolution;

(c)
the representations and warranties made by Canetic in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement (including, without limitation the Titan Acquisition)), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Canetic shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(d)
no Material Adverse Change shall occur in the affairs, operations or business of Canetic from and after the date of the Arrangement Agreement and prior to the Effective Date, and no Material Adverse Change in the financial condition of Canetic shall have occurred prior to the date of the Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the Effective Date from that reflected in Canetic's financial statements;

(e)
Canetic shall not be in material breach of its obligations under the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Canetic or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f)
Canetic shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying compliance with such covenants; provided that Canetic shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(g)
at September 30, 2007, Canetic's Debt did not exceed $1.75 billion, provided that for these purposes "Canetic's Debt" means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations; and

(h)	all Canetic Awards shall have been satisfied, exercised or terminated.

The foregoing conditions are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

Additional Conditions to Obligations of Canetic and CRI

The obligations of Canetic and CRI to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Penn West shall have furnished Canetic with certified copies of the resolutions duly passed by the Penn West Board approving the Arrangement Agreement and the consummation of the transactions contemplated thereby;

(b)
the representations and warranties made by Penn West in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement (including, without limitation, the Vault Acquisition)), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Penn West shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(c)
no Material Adverse Change shall occur in the affairs, operations or business of Penn West from and after the date of the Arrangement Agreement and prior to the Effective Date, and no Material Adverse Change in the financial condition of Penn West shall have occurred prior to the date of the Arrangement Agreement or shall occur from and after the date of the Arrangement Agreement and prior to the Effective Date from that reflected in Penn West's financial statements;

(d)
Penn West shall not be in material breach of its obligations under the Arrangement Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Penn West or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e)
Penn West shall have complied in all material respects with its covenants in the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying compliance with such covenants; provided that Penn West shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(f)
at September 30, 2007, Penn West's Debt did not exceed $2.1 billion, provided that for these purposes "Penn West's Debt" means total indebtedness, including long term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations;

(g)	the Arrangement shall be completed in a manner which results in a tax-deferred exchange of Canetic Units for Penn West Units for Canadian and United States income tax purposes; and

(h)
Penn West and PWPL shall have complied with their covenants in Section 3.1(h) and 3.1(i) of the Arrangement Agreement regarding the reconstitution of the Penn West Board at the Effective Time and the reconstitution of PWPL's management team at the Effective Time.

The foregoing conditions are for the exclusive benefit of Canetic and CRI and may be asserted by Canetic and CRI regardless of the circumstances or may be waived by Canetic and CRI in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic and CRI may have.

Upon the foregoing conditions being fulfilled or waived, Canetic, CRI, Penn West and PWPL intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Canetic Board, without further notice to or approval of the Canetic Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The Arrangement Resolution is attached as Appendix A to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Canetic Unitholders voting at the Meeting in person or by proxy;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Canetic Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two thirds of the votes cast by Canetic Unitholders, either in person or by proxy, at the Meeting.  See "General Proxy Matters - Procedure and Votes Required".

Court Approvals

Interim Order

On November 30, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Canetic Unitholders at the Meeting in the manner required by the Interim Order, Canetic will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for January 9, 2008 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 601 - 5th Street S.W., Calgary, Alberta.  At the hearing, any Canetic Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Canetic a Notice of Intention to Appear indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position such securityholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on January 4, 2008.  Service of such notice shall be effected by service upon the solicitors for Canetic: Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention:  Brock W. Gibson.  See "Notice of Petition".

The Penn West Units to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, such Penn West Units issued pursuant to the Arrangement will not require registration under the U.S. Securities Act.

Canetic has been advised by its counsel, Blake, Cassels & Graydon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, Penn West and Canetic may determine not to proceed with the Arrangement.

Canetic Fairness Opinion

Canetic retained BMO Capital Markets as financial advisor to Canetic and the Canetic Board in connection with the assessment of a potential merger with Penn West.  As part of this mandate, BMO Capital Markets was requested to provide the Canetic Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Canetic Units under the proposed transaction.  In connection with this mandate, BMO Capital Markets has prepared the Canetic Fairness Opinion.  The Canetic Fairness Opinion provides that, on the basis of the particular assumptions, considerations and limitations set forth therein, in the opinion of BMO Capital Markets as of October 30, 2007, the consideration to be received by the holders of Canetic Units pursuant to the Arrangement and the Special Distribution is fair, from a financial point of view, to the holders of Canetic Units.  The Canetic Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  See Appendix  D, "Canetic Fairness Opinion".

The Canetic Board concurs with the views of BMO Capital Markets as set forth in the Canetic Fairness Opinion.  The views of BMO Capital Markets were an important consideration in the Canetic Board's decision to proceed with the Arrangement and, in its discretion, payment of the Special Distribution.

Penn West Fairness Opinion

Penn West retained Scotia Waterous Inc. as financial advisor to Penn West and the Penn West Board in connection with the assessment of a potential merger with Canetic.  As part of this mandate, Scotia Waterous Inc. was requested to provide the Penn West Board with its opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Canetic Unitholders pursuant to the proposed transaction.  In connection with this mandate, Scotia Waterous Inc. has prepared the Penn West Fairness Opinion.  The Penn West Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of Scotia Waterous Inc. as of October 30, 2007, the consideration to be paid to the Canetic Unitholders pursuant to the Arrangement is fair, from a financial point of view, to Penn West Unitholders.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Canetic will apply for the Final Order approving the Arrangement.  If the Final Order is obtained on January 9, 2008 in form and substance satisfactory to Canetic and Penn West, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Canetic expects the Effective Date will be on or about January 11, 2008.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Canetic's objective is to have the Effective Date occur on January 11, 2008.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on January 9, 2008.

Election of Canadian Federal Income Tax Treatment

The exchange of Canetic Units for Penn West Units pursuant to the Arrangement should generally not give rise to any capital gain or capital loss to Canetic Unitholders under Canadian federal income tax laws and is intended to qualify as a tax-free reorganization under U.S. federal income tax laws.  See "Certain Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".  However, a Canetic Unitholder may elect to have the exchange of their Canetic Units for Penn West Units pursuant to the Arrangement carried out as a taxable exchange for Canadian federal income tax purposes by making such election in the Letter of Transmittal and Election Form that has been provided to registered holders of Canetic Units together with this Information Circular.  The election will not result in the exchange of Canetic Units for Penn West Units being treated as a taxable exchange for U.S. federal income tax purposes, and Canetic Unitholders resident in jurisdictions other than Canada or the U.S. should consult their own legal and tax advisors with respect to the tax consequences associated with this election. Holders of Canetic Units who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form, with the appropriate election made, on or before the Election Deadline or do not otherwise comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to have their exchange of Canetic Units for Penn West Units pursuant to the Arrangement carried out as a tax-deferred transaction under Canadian federal income tax laws.  Beneficial holders of Canetic Units (i.e., Canetic Unitholders who hold their Canetic Units through a broker, financial institution or other nominee) who want to have their exchange of Canetic Units for Penn West Units carried out as a taxable exchange for Canadian federal income tax purposes should contact their broker, financial institution or other nominee through whom their Canetic Units are held to make the necessary arrangements.

Procedure for Exchange of Canetic Units

In order to receive Penn West Units on the completion of the Arrangement, Registered Holders of Canetic Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) a duly completed Letter of Transmittal and Election Form together with the certificates representing the holder's Canetic Units and such other documents and instruments as the Depositary may reasonably require.

Canetic Unitholders whose Canetic Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Canetic Units.

The use of the mail to transmit certificates representing Canetic Units and the Letter of Transmittal and Election Form is at each Registered Holder's risk.  Canetic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Canetic Units must be guaranteed by an Eligible Institution, unless otherwise provided.

From and after the Effective Time, certificates formerly representing Canetic Units that were exchanged pursuant to the Plan shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.  All distributions made with respect to any Penn West Units allotted and issued to former Registered Holders of Canetic Units pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such Registered Holder, as soon as reasonably practicable after application therefor is made by the Registered Holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

Any certificate formerly representing Canetic Units that is not deposited with all other documents as required by the Plan on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Canetic Units to receive Penn West Units.  In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units shall be returned to Penn West.

Treatment of Fractional Penn West Units

No certificates representing fractional Penn West Units shall be issued under the Arrangement.  In lieu of any fractional Penn West Unit, each Registered Holder of Canetic Units otherwise entitled to a fractional interest in a Penn West Unit shall receive the nearest whole number of Penn West Units (with fractions equal to exactly 0.5 being rounded up).

Exchange of Canetic Debentures

As the Canetic Debentures trade in the "book entry" system and no individual certificates are issued, no new certificates for Canetic Debentures will be issued following the completion of the Arrangement and beneficial holders of Canetic Debentures do not need to take any action.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder's Canetic Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F.  A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.  Pursuant to the Interim Order, Dissenting Unitholders are entitled, in addition to any other right such Dissenting Unitholder may have, to dissent and to be paid by Canetic the fair value of the Canetic Units held by such Dissenting Unitholder in respect of which such Dissenting Unitholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted.  A Dissenting Unitholder may dissent only with respect to all of the Canetic Units held by such Dissenting Unitholder or on behalf of any one beneficial owner and registered in the Dissenting Unitholder's name.  Only Registered Holders may dissent.  Persons who are beneficial owners of Canetic Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the Registered Holder of such Canetic Units.  A Registered Holder, such as a broker, who holds Canetic Units as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Canetic Units held for such beneficial owners.  In such case, the demand for dissent should set forth the number of Canetic Units covered by it.

Dissenting Unitholders must provide a written objection to the Arrangement Resolution to Canetic c/o Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta,  T2P 4J8, Attention:  Brock W. Gibson, by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.  No Canetic Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.  A Dissenting Unitholder may not exercise the right of dissent in respect of only a portion of such Dissenting Unitholder's Canetic Units, but may dissent only with respect to all of the Canetic Units held by the Dissenting Unitholder.

An application may be made to the Court by Canetic or by a Dissenting Unitholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Unitholder's Canetic Units.  If such an application to the Court is made by Canetic or a Dissenting Unitholder, Canetic must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay the Dissenting Unitholder an amount considered by the Canetic Board to be the fair value of the Canetic Units.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if Canetic is the applicant, or within 10 days after Canetic is served with notice of the application, if a Dissenting Unitholder is the applicant.  The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with Canetic for the purchase of such holder's Canetic Units in the amount of the offer made by Canetic (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Canetic Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Canetic Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against Canetic and in favour of each of those Dissenting Unitholders, and fixing the time within which Canetic must pay that amount payable to the Dissenting Unitholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Canetic Unitholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Canetic and the Dissenting Unitholder as to the payment to be made by Canetic to the Dissenting Unitholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Canetic Unitholder other than the right to be paid the fair value of such holder's Canetic Units, in the amount agreed to between Canetic and the Dissenting Unitholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Unitholder may withdraw the Dissenting Unitholder's dissent, or if the Arrangement has not yet become effective, Canetic may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Unitholder will be discontinued.

Canetic shall not make a payment to a Dissenting Unitholder in accordance with Section 191 if there are reasonable grounds for believing that Canetic is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Canetic would thereby be less than the aggregate of its liabilities.  In such event, Canetic shall notify each Dissenting Unitholder that it is unable lawfully to pay Dissenting Unitholders for their Canetic Units in which case the Dissenting Unitholder may, by written notice to Canetic within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Canetic shall be deemed to consent to the withdrawal and such Dissenting Unitholder shall be reinstated with full rights as a Canetic Unitholder, failing which such Dissenting Unitholder retains status as a claimant against Canetic to be paid as soon as Canetic is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Canetic but in priority to its unitholders.

All Canetic Units held by Dissenting Unitholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Canetic and cancelled in exchange for such fair value or will, if such Dissenting Unitholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be exchanged for Penn West Units on the same basis as all other Canetic Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Canetic Units.  Section 191 of the ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix Fto this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than 5% of the outstanding Canetic Units shall have exercised Dissent Rights in respect of the Arrangement Resolution that have not been withdrawn as of the Effective Date.  Pursuant to the Plan of Arrangement, Penn West will assume all of the obligations of Canetic, including those relating to the right of Canetic Unitholders to dissent as described above.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As of November 26, 2007, the directors and officers of CRI, and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,860,649 Canetic Units and $450,000 aggregate principal amount of Canetic Debentures, representing approximately 0.8% of the outstanding Canetic Units and 0.17% of the outstanding Canetic Debentures.  These directors and officers and their associates also hold approximately 13.4% of the outstanding Canetic Awards, which Canetic estimates will result in the issuance of an aggregate of approximately 413,040 Canetic Units to the directors and officers of CRI prior to the Effective Time.

As of November 26, 2007, the directors and officers of CRI and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 355 Penn West Units.

Immediately after giving effect to the Arrangement and including the Canetic Units to be issued upon the vesting of the Canetic Awards prior to the Effective Time of the Arrangement, it is anticipated that the current directors and officers of CRI and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,170,950 Penn West Units and $450,000 aggregate principal amount of Canetic Debentures to be assumed by Penn West. Additionally, based on their ownership of Canetic Units as at November 26, 2007, an aggregate of approximately $204,632 will be paid to the directors and executive officers of CRI pursuant to the Special Distribution, including on the Canetic Units to be issued on the vesting and payment of Canetic Awards prior to the Effective Time of the Arrangement.  Following completion of the Arrangement, the directors, officers and employees of CRI who will continue to be directors, officers or employees of Penn West may be granted Penn West Rights to acquire Penn West Units pursuant to the Penn West Incentive Plan.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Directors and Executive Officers of Penn West Upon Completion of the Arrangement".

The Arrangement will result in a "change of control" for the purpose of the Canetic Incentive Plan and the executive employment agreements between CRI and its executive officers, with the result that all Canetic Awards issued and outstanding under the Canetic Incentive Plans shall fully vest and be paid in Canetic Units to be issued from treasury prior to the Effective Time of the Arrangement, and certain severance amounts are payable under such executive employment agreements.

The chart set forth below sets out for each director and officer of CRI the number of Canetic Units anticipated to be issued as a result of the accelerated vesting and payment of Canetic Awards in connection with the Arrangement, the amount of cash to be received by such individuals as a result of the payment of the Special Distribution on the Canetic Units to be issued upon the accelerated vesting and payment of the Canetic Awards in connection with the Arrangement, and the amount of cash to be paid to such individuals pursuant to the "change of control" provisions in the executive employment agreements as a result of the Arrangement.

Payments to Directors and Officers of CRI Pursuant to the Arrangement

Name and Position	Number of Canetic Units to be issued pursuant to Canetic Awards(1)	Cash Payment to be Received Pursuant to Special Distribution on Canetic Units to be issued pursuant to Canetic Awards ($)	Cash Payment to be made pursuant to Executive Employment Agreement ($)
J. Paul Charron President, Chief Executive Officer and Director	93,384	8,405	2,137,500
David J. Broshko Vice President, Finance and Chief Financial Officer	49,286	4,436	1,010,625
Richard J. Tiede Chief Operating Officer	49,286	4,436	1,010,625
Mark P. Fitzgerald Vice President, Operations	36,315	3,268	811,875
Brian D. Evans Vice President, General Counsel & Secretary	33,721	3,035	804,375
Keith Rockley Vice President, Human Resources and Corporate Administration	23,347	2,101	536,250
Don Robson Vice President, Land	28,534	2,568	615,000
Dave Sterna Vice President, Corporate Planning and Marketing	28,534	2,568	618,750
Brian Keller Vice President, Exploitation	38,995	3,510	618,750
Robert G. Brawn Director	3,527	317	Nil
W. Peter Comber Director	3,527	317	Nil
Daryl Gilbert Director	3,527	317	Nil
Murray M. Frame Director	3,527	317	Nil
Nancy M. Laird Director	3,527	317	Nil
Jack C. Lee Director	10,476	943	Nil

Name and Position	Number of Canetic Units to be issued pursuant to Canetic Awards(1)	Cash Payment to be Received Pursuant to Special Distribution on Canetic Units to be issued pursuant to Canetic Awards ($)	Cash Payment to be made pursuant to Executive Employment Agreement ($)
R. Gregory Rich Director	3,527	317	Nil
Total	413,040	$37,174	$8,163,750

Note:
(1)  The number of Canetic Units to be issued pursuant to the vesting and payment of Canetic Awards in connection with the Arrangement has been calculated and determined in accordance with the provisions of the Canetic Incentive Plan based on the trading information, cash distributions and other data regarding the Canetic Units and, where applicable, its comparative peer group as of the close of trading on October 30, 2007, the last trading day prior to the announcement of the proposed Arrangement.

Canetic has retained BMO Capital Markets and TD Securities Inc. as financial advisors to Canetic and the Canetic Board in connection with the Arrangement, and BMO Capital Markets has provided the Canetic Fairness Opinion to the Canetic Board.  Each of these advisors has received or will receive fees from Canetic for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Canetic with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, change of control cash payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $26.6 million.  Additionally, approximately $21.5 million will be paid by Canetic to Canetic Unitholders pursuant to the Special Distribution, if declared.

Stock Exchange Listing Approvals

It is a mutual condition to completion of the Arrangement that (i) the TSX shall have conditionally approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement (including all Penn West Units issuable upon conversion of the Canetic Debentures to be assumed by Penn West) and the substitutional listing of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and (ii) the NYSE shall have approved the additional listing of the Penn West Units to be issued pursuant to the Arrangement (including all Penn West Units issuable upon conversion of the Canetic Debentures to be assumed by Penn West), subject to official notice of issuance.  The TSX has conditionally approved the additional listing of the Penn West Units to be issued and made issuable pursuant to the Arrangement and the substitutional listing of the Canetic Debentures to be assumed by Penn West, subject to Penn West fulfilling the requirements of such exchange. The NYSE has approved the listing of the Penn West Units to be issued and made issuable pursuant to the Arrangement, subject to official notice of issuance.

Other Regulatory Approvals

In addition to the approval of Canetic Unitholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act.  Penn West and Canetic will jointly request that the Commissioner issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement together with a request for a waiver of the obligation to provide the prescribed short form information under Section 114 of the Competition Act.  The parties may also choose to supply the prescribed short form information under Section 114 of the Competition Act.  If the Commissioner issues an advance ruling certificate, the parties are exempt from the obligation to provide the prescribed short form information under Section 114 of the Competition Act, and the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued.

Investment Canada Act Approval

The Arrangement is reviewable under Part IV of the Investment Canada Act.  Pursuant to section 16(1) of the Investment Canada Act, the Arrangement may not be implemented unless it has been reviewed by the Minister of Industry under Part IV of the Investment Canada Act and the Minister of Industry is satisfied or is deemed to be satisfied that the Arrangement is likely to be of net benefit to Canada.  Penn West has filed an application for review under section 17 of the Investment Canada Act and will submit, in support of its application for review, such information and undertakings as it considers reasonable and appropriate in the circumstances in support of its application, having regard to the factors the Minister of Industry is required to take into account in assessing whether the Arrangement will be of net benefit to Canada.  The Minister of Industry has 45 days from the date the application is determined to be complete to review the Arrangement; however, if the Minister of Industry is unable to complete his consideration of the investment within such 45 day period, the Minister of Industry may, upon sending a notice to Penn West, unilaterally extend the review period by an additional 30 days.

Securities Law Matters

Canada

The Penn West Units to be issued to Canetic Unitholders under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws, and the Penn West Units will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws.

The Arrangement is not subject to Ontario Securities Commission Rule 61-501 as the Arrangement falls within the exception contained in paragraph (e) of the definition of "business combination" as, among other things, no person that is a related party to Canetic (together with such person's associates) who beneficially owned, or exercised control or direction over, 1% or more of the Canetic Units at the time the Arrangement was agreed to is entitled to receive, directly or indirectly, a "collateral benefit" (as defined in such rule) as a consequence of the Arrangement.

The Arrangement constitutes a "going private transaction" for the purposes of Regulation Q-27 because under the Arrangement the interest of Canetic Unitholders in the Canetic Units held by them is being terminated. Regulation Q-27 requires that Canetic obtain "minority approval" for the Arrangement because it constitutes a going private transaction for Canetic.  Pursuant to Regulation Q-27, in determining whether minority approval for the Arrangement has been obtained, Canetic is required to exclude the votes attaching to related parties who are not treated identically to all other holders in Canada of affected securities or receive as a consequence of the transaction, consideration of greater value than that received by all other holders of affected securities.  Canetic has received a decision of the Autorité des marchés financiers granting an exemption from these requirements.  Regulation Q-27 also provides that Canetic must obtain a formal valuation for the Arrangement because it constitutes a going private transaction.  Canetic has also received a decision of the Autorité des marchés financiers granting an exemption from this requirement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by Canetic and CRI for approval of the Arrangement.  See "The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order" above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Canetic, any recent significant decisions which would apply in this instance.  Canetic Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The offer and sale of the Penn West Units to be issued to Canetic Unitholders in exchange for their Canetic Units under the Arrangement will not be registered under the U.S. Securities Act.  Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on November 30, 2007 and, subject to the approval of the Arrangement by Canetic Unitholders, a hearing on the Arrangement will be held on January 9, 2008 by the Court.  See "The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order" above.

Under SEC rules in effect on the date hereof, the Penn West Units to be issued to Canetic Unitholders will be freely tradable under U.S. federal securities laws, except by Persons who are "affiliates" of Penn West, PWPL, CRI or the other Parties to the Arrangement immediately prior to the Arrangement or who will be "affiliates" of Penn West or PWPL after the Arrangement.  Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Penn West Units by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.  Subject to certain limitations, such affiliates may immediately resell such Penn West Units outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.  Penn West Units to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1) under the U.S. Securities Act, and, in the case of affiliates that are not affiliates of the issuer of the Penn West Units after the Arrangement, the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act, or as otherwise permitted under the U.S. Securities Act.  Rule 145(d)(1) generally provides that such affiliates may not sell the Penn West Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act.  These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Penn West or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" (as such term is defined in Rule 144 under the U.S. Securities Act) at times when certain information specified by Rule 144 is publicly available with respect to Penn West.  Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Penn West after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

The SEC has recently adopted new rules that, upon becoming effective, will eliminate the application of Rule 145 to most transactions.  However, as of the date hereof the final text of the new rules has not been made publicly available by the SEC, so it cannot be determined definitively whether or not Rule 145 will continue to be applicable to Persons receiving Penn West Units pursuant to the Arrangement.  Assuming that Rule 145 will cease to apply to such Persons, the practical effect will be that the Penn West Units to be issued to Canetic Unitholders will be freely tradable under U.S. federal securities laws by all Persons except those who are affiliates of Penn West or PWPL after the Arrangement.  Resales of Penn West Units by such affiliates of Penn West and PWPL will be subject to the resale restrictions under Rule 144 normally applicable to affiliates of public companies in the United States.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Penn West Units received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Interests of Experts

Certain legal matters relating to the Arrangement have been passed upon by Blake, Cassels & Graydon LLP on behalf of Canetic and by Burnet, Duckworth & Palmer LLP on behalf of Penn West.  As at November 26, 2007, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Canetic Units, less than 1% of the outstanding Canetic Debentures and less than 1% of the outstanding Penn West Units.  As at November 26, 2007, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Canetic Units, less than 1% of the outstanding Canetic Debentures and less than 1% of the outstanding Penn West Units.  Mr. John A. Brussa, a senior partner of Burnet, Duckworth & Palmer LLP, is the Chairman of the Penn West Board.

Certain matters relating to United States federal income tax considerations have been passed upon by Sullivan & Cromwell LLP on behalf of Canetic.  As of November 26, 2007, the partners and associates of Sullivan & Cromwell LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Canetic Units, less than 1% of the outstanding Canetic Debentures and less than 1% of the outstanding Penn West Units.

As of the date hereof, none of GLJ or its directors or officers beneficially owns, directly or indirectly, any Canetic Units, Canetic Debentures or Penn West Units.  As of the date hereof, none of Sproule or its directors or officers beneficially owns, directly or indirectly, any Canetic Units, Canetic Debentures or Penn West Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to Canetic, and Burnet, Duckworth & Palmer LLP, counsel to Penn West, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Canetic Unitholder who disposes of Canetic Units pursuant to the Arrangement, and a Penn West Unitholder, including a Canetic Unitholder who acquires Penn West Units pursuant to the Arrangement, and who, at all relevant times for the purposes of the Tax Act, holds the Canetic Units disposed of and will hold the Penn West Units acquired as capital property and deals at arm's length with each of Canetic and Penn West. Generally, the Canetic Units or Penn West Units, as the case may be, will constitute capital property to a Canetic Unitholder or a Penn West Unitholder (each a "Unitholder") provided such Unitholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders who are Residents and who might not otherwise be considered to hold their Canetic Units or Penn West Units as capital property may, in certain circumstances, be entitled to have the Canetic Units and Penn West Units treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Unitholders who do not hold their Canetic Units or Penn West Units as capital property, as the case may be, should consult their own tax advisors with respect to the Arrangement.

This summary is not applicable to a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, or to a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), counsel's understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the CRA and representations of Canetic and Penn West as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

Counsel has been advised by Canetic and Penn West and has assumed for the purpose of the description of tax considerations that follow that Canetic and Penn West will each qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times.

Unitholders should also refer to the section entitled "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors - Federal Tax Changes".

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Consequently, Unitholders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement, based on their own particular circumstances.

The Arrangement

As part of the Arrangement, Penn West and Canetic will merge (the "Merger") as a result of the following transactions:  (i) Penn West will acquire all of the Canetic Assets in exchange for Penn West assuming the Canetic Assumed Liabilities and issuing Penn West Units to Canetic and (ii) upon the receipt of the Penn West Units by Canetic, the Canetic Units (other than the two Canetic Units that shall be held by Penn West) will be redeemed in exchange for Penn West Units which will be distributed to Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each Canetic Unit held (the "Merger Transactions").

The Merger will be structured as a "qualifying exchange" pursuant to section 132.2 of the Tax Act. Accordingly, the disposition by a Canetic Unitholder of Canetic Units in exchange for Penn West Units pursuant to the Merger will generally not result in a capital gain or capital loss to the Canetic Unitholder. The taxation year of Canetic will be deemed to end in the course of the Merger and any income of Canetic for such year will be paid or payable to Canetic Unitholders in accordance with the terms of the Canetic Trust Indenture. Canetic and Penn West have advised counsel that they will file an election with CRA in respect of the Merger with the result that no taxable income will arise in Canetic as a result of the Merger.  The aggregate initial cost of Penn West Units received by a Canetic Unitholder in exchange for Canetic Units pursuant to the Merger will be equal to the aggregate adjusted cost base to such holder of the Canetic Units which are disposed of by such former Canetic Unitholder pursuant to the Merger. This cost of such units will be averaged with the cost of any other Penn West Units held by such former Canetic Unitholder to determine the adjusted cost base of each Penn West Unit held.

The AcquisitionCo Exchange

Canetic Unitholders who are Resident, or deemed to be Resident, who wish to trigger an accrued capital gain (or capital loss) on the exchange of their Canetic Units for Penn West Units prior to the Merger may elect to transfer their units to AcquisitionCo in exchange for Penn West Units (the "AcquisitionCo Exchange") rather than exchanging such Canetic Units pursuant to the Merger. A Canetic Unitholder who elects to dispose of Canetic Units in exchange for Penn West Units pursuant to the AcquisitionCo Exchange will, generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Canetic Units (being the fair market value of the Penn West Units received) are greater (or less) than the aggregate of such Canetic Unitholder's adjusted cost base of the Canetic Units exchanged and any reasonable costs of disposition.  For discussion with respect to the tax treatment of capital gains and losses, see "-- Taxation of Capital Gains and Capital Losses" below.  The aggregate initial cost of Penn West Units received by a Canetic Unitholder in exchange for Canetic Units pursuant to the AcquisitionCo Exchange will be equal to the fair market value of such Canetic Units at the time of such exchange. The cost of such units will be averaged with the cost of any other Penn West Units held by such former Canetic Unitholder to determine the adjusted cost base of each Penn West Unit held.

A Canetic Unitholder who is a Non-Resident and is not deemed to be a Resident, who elects to transfer Canetic Units to AcquisitionCo pursuant to the AcquisitionCo Exchange will not realize any capital gains subject to tax under the Tax Act and will not realize any allowable capital losses that can be deducted against taxable capital gains under the Tax Act (see "-- Taxation of Capital Gains and Capital Losses" below) unless such Canetic Units constitute "taxable Canadian property" as defined in the Tax Act to such Canetic Unitholder. Canetic Units will not constitute taxable Canadian property to such a Non-Resident Canetic Unitholder unless: (i) the Canetic Unitholder holds or uses, or is deemed to hold or use the Canetic Units in the course of carrying on business in Canada; (ii) the Canetic Units are "designated insurance property" of the Canetic Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Canetic Units the Canetic Unitholder or persons with whom the Canetic Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Canetic Units or, either alone or together with persons with whom the Canetic Unitholder did not deal at arm's-length, held options or rights to acquire 25% or more of the issued Canetic Units; or (iv) Canetic is not a mutual fund trust on the date of disposition.

If such a Non-Resident Canetic Unitholder realizes a capital loss on the exchange of the Canetic Units such Canetic Unitholder may be entitled to obtain a refund of Canadian tax previously withheld under Part XIII.2 of the Tax Act on distributions made to such Canetic Unitholder by Canadian mutual fund trusts, such as Canetic, by filing a return of income in the prescribed form under Part XIII.2 of the Tax Act.  Non-Resident Canetic Unitholders who transfer their Units to AcquisitionCo pursuant to the AcquisitionCo Exchange should consult their own tax advisors with respect to the applicability of such refund to their particular circumstances.

Dissenting Canetic Unitholders

Canetic Unitholders who are Resident, or deemed to be Resident, who validly exercise their Dissent Right and who have accordingly become Dissenting Unitholders and who are entitled to receive payment from Canetic equal to the fair value of their Canetic Units will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Canetic Units (excluding the portion thereof which represents a payment of interest), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Canetic Units to the Dissenting Unitholder. For discussion with respect to the tax treatment of capital gains and losses, see "-- Taxation of Capital Gains and Capital Losses".

A Dissenting Unitholder who is a Non-Resident, and is not deemed to be a Resident, will not be subject to taxation in Canada with respect to the disposition of such Canetic Units unless such Canetic Units constitute "taxable Canadian property", as defined in the Tax Act.  For a discussion of when a unit of a Canetic Unit will constitute "taxable Canadian property", see "-- The AcquisitionCo Exchange" above.

Any interest awarded by a court to a Dissenting Unitholder who is a Resident, or is deemed to be a Resident, will be included in the Dissenting Unitholder's income for income tax purposes. In the case of a Dissenting Unitholder who is a Non-Resident, and is not deemed to be a Resident, pursuant to Proposed Amendments to the Tax Act such interest will not be subject to taxation in Canada provided the interest payment is made after January 1, 2008.  There is no assurance that these Proposed Amendments will be enacted in the current form, if at all.

Taxation of Penn West and Penn West Unitholders

SIFT Rules

On October 31, 2006, the federal Minister of Finance ("Finance") announced proposed changes to the manner in which certain flow-through entities ("SIFT") and the distributions from such entities are taxed. Bill C-52 which received Royal Assent on June 22, 2007 contained legislation implementing these proposals (the "SIFT Rules"). No assurance can be given that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Penn West and Penn West Unitholders.

The SIFT Rules apply a tax on certain income earned by a SIFT and change the tax status of taxable distributions received by investors from such entities to taxable dividends. Penn West and Canetic each constitute SIFT trusts and, as a result, Penn West, Canetic and their Unitholders, including Canetic Unitholders that acquire Penn West Units pursuant to the Merger, will be subject to the SIFT Rules.

Generally, there will be a transition period for an existing trust, such as Penn West, and the SIFT Rules will not apply until 2011. However, the SIFT Rules indicate that there are circumstances under which an existing trust may lose its transitional relief, including where the "normal growth" of a trust existing on October 31, 2006 is exceeded. On December 15, 2006, Finance issued guidelines, which established objective tests with respect to how much existing trusts are permitted to grow without jeopardizing their transitional relief. The guidelines indicated that no change will be recommended to the 2011 date in respect of any existing SIFT whose equity capital grows as a result of issuances of new equity by an annual amount that does not exceed the greater of $50 million and an objective "safe harbour" amount (based on a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006).  The guidelines further provide that the merger of two or more SIFTs, each of which was publicly traded on October 31, 2006, or a reorganization of such SIFT, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.  Management of Penn West has advised counsel that the Arrangement should not cause, by itself, Penn West to be subject to the SIFT Rules prior to its 2011 taxation year. It is therefore assumed, for the purposes of this summary, that Penn West will not be subject to the SIFT Rules until 2011. However, under the SIFT Rules, in the event that Penn West issues additional Penn West Units or convertible debentures (or other equity substitutes) on or before 2011 in excess of its "safe harbour" amount, Penn West may become subject to the SIFT Rules prior to 2011. No assurance can be provided that the SIFT Rules will not apply to Penn West prior to 2011.

The remainder of this summary is subject to the SIFT Rules as discussed above.

Status of Penn West

The trust remaining under the Merger will be Penn West and this summary assumes that Penn West will continue to qualify as a "mutual fund trust" as defined in the Tax Act following the Merger for the duration of its existence.  Should Penn West not qualify as a mutual fund trust, the income tax considerations applicable to Penn West and Penn West Unitholders, including a Canetic Unitholder that acquires Penn West Units pursuant to the Merger, would, in some respects, be materially different than those described in this summary.

Taxation of Penn West

Subject to the SIFT Rules, Penn West is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Penn West Unitholders (whether paid in cash or Penn West Units) and which is deducted by Penn West in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Penn West Unitholder in a taxation year only if it is paid in the year by Penn West or the Penn West Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Penn West is the calendar year.

Penn West is required to include in its income for each taxation year all amounts accruing in respect of the net profits interests held by it. Penn West will also be required to include in its income all interest, including interest on indebtedness of its Subsidiaries that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by Penn West, all dividends which would otherwise be included in its income as dividends received on shares owned by Penn West will be deemed to have been received by Penn West Unitholders and not to have been received by Penn West.

Penn West will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. Penn West generally will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of securities. The amount of such issue costs deductible by Penn West in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by Penn West in computing income for a preceding taxation year. Penn West may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its COGPE account at the end of that year, prorated for short taxation years. Provided that the various net profits interests held by Penn West constitute "Canadian resource properties", where, as a result of a sale of a property by a Penn West Subsidiary and the extinguishment of a net profits interest with respect thereto, proceeds of disposition become receivable by Penn West in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of Penn West's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by Penn West to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of Penn West is negative at the end of such taxation year, the negative balance will be included in the income of Penn West for such year.

Under the Penn West Trust Indenture, an amount equal to all of the income of Penn West for each year, together with the taxable and non-taxable portions of any capital gains realized by Penn West in the year (net of Penn West's expenses, and amounts, if any, required to be retained to pay any tax liability of Penn West) will be payable to the Penn West Unitholders. Subject to the exceptions described below, all amounts payable to the Penn West Unitholders shall be paid by way of cash distributions.

Under the Penn West Trust Indenture, income received by Penn West may be used to finance cash redemptions of Penn West Units. Further, it is possible that income received by Penn West will be used to repay the principal amount of any outstanding indebtedness. Accordingly, such income so utilized will not be payable to holders of the Penn West Units by way of cash distributions. In such circumstances, such income will be payable to holders of Penn West Units in the form of additional Penn West Units in lieu of Penn West paying tax thereon.

Under the SIFT Rules, on the basis that Penn West is a SIFT trust, once it becomes subject to the SIFT Rules (which is anticipated to be, subject to any "undue expansion", deferred until January 1, 2011), Penn West will no longer be able to deduct any part of the amounts payable to Penn West Unitholders in respect of: (i) income from its non-portfolio properties (exceeding any losses for the taxation year from non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust. "Non-portfolio" properties include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm's length person or partnership) used in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity's equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust's equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. It is expected that the common shares of PWPL, the PWPL debt and the net profits interests will be non-portfolio properties for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate.  Under the Proposed Amendments, the rate of tax paid on SIFT distributions would be 29.5% in 2011 and decrease to 28% in 2012.  Distributions paid after the incidence of the SIFT tax become taxable dividends to the Penn West Unitholders eligible for the dividend tax credit in the case of individual Penn West Unitholders. It is expected that non-tax-exempt Resident Unitholders will have similar after-tax returns on distributions after the incidence of the SIFT tax, although they will generally receive a lower amount of distribution.  The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Taxation of Penn West Unitholders Resident in Canada

This portion of the summary is applicable to Penn West Unitholders, including Canetic Unitholders that acquire Penn West Units as a result of the Arrangement, that are Resident, or deemed to be Resident.

Subject to the SIFT Rules, a Penn West Unitholder will generally be required to include in computing income for a particular taxation year of the Penn West Unitholder the portion of the net income of Penn West for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Penn West Unitholder in that particular taxation year, irrespective of whether such amount is payable in cash or by the issuance of additional Penn West Units. Income of a Penn West Unitholder from the Penn West Units will be considered to be income from property. Any loss of Penn West for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Penn West Unitholder.

Pursuant to the SIFT Rules, commencing in 2011, taxable distributions from Penn West received by Penn West Unitholders and paid from Penn West's after tax income would generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Penn West Unitholders who are individuals. Under the SIFT Rules, the dividends deemed to be paid by Penn West will be deemed to be "eligible dividends" and would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.

Provided that appropriate designations are made by Penn West, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Penn West Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Penn West Unitholder for purposes of the Tax Act.  For discussion with respect to the tax treatment of capital gains and losses, see "-- Taxation of Capital Gains and Capital Losses" below.

The non-taxable portion of net realized capital gains of Penn West that is paid or payable to a Penn West Unitholder in a year will not be included in computing the Penn West Unitholder's income for the year. Any other amount in excess of the net income of Penn West that is paid or payable by Penn West to a Penn West Unitholder in a year will not generally be included in the Penn West Unitholder's income for the year. However, where such an amount becomes payable to a Penn West Unitholder, other than as proceeds of disposition of Penn West Units or fractions thereof, the adjusted cost base of the Penn West Units held by such Penn West Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Penn West Unitholder of a Penn West Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the Penn West Unitholder in that year and the adjusted cost base of the Penn West Units will be reset to zero.

Upon the disposition or deemed disposition by a Penn West Unitholder of a Penn West Unit, whether on redemption or otherwise, the Penn West Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Penn West Unitholder's income as described above) are greater (or less) than the aggregate of the Penn West Unitholder's adjusted cost base of the Penn West Unit and any reasonable costs of disposition.  For discussion with respect to the tax treatment of capital gains and losses, see "-- Taxation of Capital Gains and Capital Losses" below.  A Penn West Unitholder will be deemed to have disposed of its Penn West Units when Penn West Units are redeemed.  Where Penn West Units are redeemed and notes are distributed to the Penn West Unitholder in payment thereof, the proceeds of disposition to the Penn West Unitholder of the Penn West Units will generally be equal to the fair market value of the notes so distributed.

The adjusted cost base of any note distributed or issued to a Penn West Unitholder by Penn West upon a redemption of Penn West Units will be equal to the fair market value of the note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Penn West Unitholder will be required to include in income interest on the note (including interest that had accrued to the date of the acquisition of the note by a Penn West Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Penn West Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note, an offsetting deduction may be available.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a "taxable capital gain") realized on a disposition or deemed disposition of Penn West Units, and the amount of any net taxable capital gains designated by Penn West in respect of a Penn West Unitholder, will be included in the Penn West Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "allowable capital loss") realized by a Penn West Unitholder upon a disposition of Penn West Units may be deducted against any taxable capital gains realized by the Penn West Unitholder in the year of disposition. To the extent that the Penn West Unitholder's allowable capital losses exceed the Penn West Unitholder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Penn West Unitholder that is an individual may give rise to minimum tax depending on such Penn West Unitholder's circumstances. A Penn West Unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Penn West which is deemed to be income from property. Penn West Unitholders to whom these rules might apply should consult their own tax advisors.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the Penn West Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Penn West or any capital gain realized on the disposition of any Penn West Units.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes issued on the redemption of Penn West Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

Although the SIFT Rules will not modify the eligibility for investment of the Penn West Units for the above-noted Exempt Plans, it is expected that the SIFT Rules will reduce the amount of cash available for distribution on the Penn West Units commencing in 2011 at least to the extent that tax pools cannot be used to shelter taxable income in Penn West or its operating entities.

Taxation of Penn West Unitholders who are Non-Residents of Canada

This portion of the summary is applicable to Penn West Unitholders that are Non- Residents and that are not deemed to be Residents.

Where Penn West makes distributions to a Penn West Unitholder who is a Non-Resident, for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Penn West Unitholder who is resident in Canada will apply, except that any distribution of income of Penn West to such Non-Resident Penn West Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Penn West Unitholder's jurisdiction of residence. For example, Penn West Unitholders resident in the United States who are entitled to claim the benefit of the Canada-United States Tax Convention will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

The portion of any distribution which is in excess of a distribution of Penn West's income will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Penn West Units are listed on a prescribed stock exchange (which includes the TSX and NYSE) and the value of Penn West's Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. A Non-Resident Penn West Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Penn West Unitholder's Penn West Units. If a subsequent disposition of a Penn West Unit results in a capital loss to a Non-Resident Penn West Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

Pursuant to the SIFT Rules, amounts in respect of Penn West's income payable to Penn West Unitholders after 2010 are not deductible to Penn West and will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident holder's jurisdiction of residence. A Non- Resident holder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the SIFT Rules may not increase the tax payable by Non-Resident holders in respect of dividends deemed to be paid by Penn West, it is expected that the imposition of tax at the trust level under the SIFT Rules will materially reduce the amount of cash available for distributions to Penn West Unitholders.

A disposition or deemed disposition of Penn West Units, whether on redemption, by virtue of capital distributions in excess of a Penn West Unitholder's adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Penn West Unitholder who is Non-Resident provided that the Penn West Units held by the Penn West Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Penn West Units will not constitute taxable Canadian property to a Non-Resident Penn West Unitholder unless: (i) the Penn West Unitholder holds or uses, or is deemed to hold or use the Penn West Units in the course of carrying on business in Canada; (ii) the Penn West Units are "designated insurance property" of the Penn West Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Penn West Units the Penn West Unitholder or persons with whom the Penn West Unitholder did not deal at arm's length or any combination thereof, held 25% or more of the issued Penn West Units or, either alone or together with persons with whom the Penn West Unitholder did not deal at arm's-length, held options or rights to acquire 25% or more of the issued Penn West Units; or (iv) Penn West is not a mutual fund trust on the date of disposition.

Non-Resident Penn West Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.

Penn West Unitholders who are resident in the United States should refer to the section titled "United States Federal Income Tax Considerations" for commentary which is specific to their jurisdiction.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

IRS Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (the "IRS"), we inform you that (i) any discussion of U.S. tax issues contained or referred to in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Code; (ii) any such discussion is written in connection with the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent advisor.

The discussion below addresses the material United States federal income tax consequences of the Arrangement to Canetic Unitholders. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  It applies only to Canetic Unitholders that hold Canetic Units as capital assets (within the meaning of Section 1221 of the Code), which are referred to below as "holders". The discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special treatment under the Code, including: (a) financial institutions, (b) investors in pass-through entities, (c) insurance companies, (d) tax-exempt organizations, (e) dealers in securities or currencies, (f) traders in securities that elect to use a mark to market method of accounting, (g) persons that hold Canetic Units as part of a straddle, hedge, constructive sale or conversion transaction, (h) persons who are not citizens or residents of the United States, (i) U.S. Holders that actually or constructively own 10% or more of Penn West Units, (j) U.S. Holders that have a functional currency other than the U.S. dollar, and (k) Unitholders who acquired their Canetic Units through the exercise of an employee stock option or otherwise as compensation.

The discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Arrangement.

Each Canetic Unitholder should consult its tax advisor with respect to the particular tax consequences of the Arrangement to such holder, as well as with respect to certain of the matters referred to below, such as the information reporting and recording keeping requirements that apply to the exchange of Canetic Units for Units of Penn West, the application of the passive foreign investment income rules to Canetic and Penn West and the foreign tax credit rules that may apply to taxes withheld from the Special Distribution.

The discussion assumes that Canetic and Penn West each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to "dividends" and "earnings and profits".

As used herein, "U.S. Holder" means a beneficial owner of Units that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust, if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust. If a partnership or other pass-through entity holds Units, the U.S. federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity. A Unitholder that is a partner of the partnership or an owner of another pass-through entity holding Units should consult its own tax advisor.

Tax Consequences of the Special Distribution to U.S. Holders of Canetic Units

Assuming Canetic is not a PFIC (as defined below), a U.S. Holder of Canetic Units that receives a Special Distribution generally will be subject to taxation in accordance with the rules described under "-- Tax Consequences to U.S. Holders of Owning Penn West Units - Taxation of Dividends" below.

Tax Consequences of the Arrangement to U.S. Holders of Canetic Units

In the opinion of our U.S. tax counsel, Sullivan & Cromwell LLP, the Arrangement should be a transaction described in Sections 368(a) and 354 of the Code. In such  transaction, and assuming Canetic is not and has not been a PFIC (as defined below), no gain or loss should be recognized for U.S. federal income tax purposes by U.S. Holders of Canetic Units who receive Penn West Units pursuant to the Arrangement even if the Canetic Unitholder elects to exchange Canetic Units with AcquisitionCo for Penn West Units as described under the heading "Certain Canadian Federal Income Tax Considerations - The AcquisitionCo Exchange" above. The aggregate tax basis of the Penn West Units received by a U.S. Holder should be the same as the aggregate tax basis of the Canetic Units exchanged therefor by the U.S. Holder. The holding period of the Penn West Units received by the U.S. Holder should include the U.S. Holder’s holding period for the Canetic Units exchanged therefor.

In addition, certain U.S. Holders that exchange Canetic Units for Penn West Units pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders will be required to retain certain records related to the Arrangement.

Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, a foreign corporation is classified as a passive foreign investment company ("PFIC") for each taxable year in which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes), or (ii) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. While there can be no assurance with respect to the classification of Canetic or Penn West as a PFIC, neither Canetic or Penn West believes that it is currently, or has been, a PFIC or that it is likely to become a PFIC.

Tax Consequences to U.S. Holders of Owning Penn West Units

Taxation of Dividends

Under the United States federal income tax laws, and assuming Penn West is not a PFIC, the gross amount of any dividend paid to U.S. Holders on Penn West Units out of current or accumulated "earnings and profits" (as determined for United States federal income tax purposes) will be subject to United States federal income taxation.  Dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to such holders at a maximum tax rate of 15% provided that the U.S. Holder holds the Penn West Units for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends paid on the Penn West Units should generally be qualified dividend income.

U.S. Holders must include the amount of any Canadian tax withheld from a dividend payment in gross income even though the amount is not received.  The dividend will be taxable to a U.S. Holder when it is received, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated “earnings and profits”, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in its Penn West Units and thereafter as capital gain.

Subject to certain limitations, the Canadian tax withheld in accordance with the U.S.-Canada Income Tax Treaty and paid over to Canada will be creditable or deductible against your United States federal income tax liability.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Taxation Upon Sale or Other Disposition of Penn West Units

Assuming Penn West is not a PFIC, a U.S. Holder that sells or otherwise disposes of its Penn West Units will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the Penn West Units sold or disposed of.  A capital gain of a noncorporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

For noncorporate U.S. Holders, information reporting requirements, on IRS Form 1099, generally will apply to (a) a dividend payments or other taxable distributions made within the United States, and (b) the payment of proceeds from the sale of Penn West Units effected at a United States office of a broker.  Additionally, backup withholding may apply to such payments with respect to a noncorporate U.S. Holder that (a) fails to provide an accurate taxpayer identification number, (b) is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns, or (c) in certain circumstances, fails to comply with applicable certification requirements.

PRO FORMA INFORMATION OF PENN WEST AFTER GIVING EFFECT TO THE ARRANGEMENT

Organizational Structure of Penn West

The following diagram illustrates the simplified organizational structure of Penn West following the completion of the Arrangement (but without giving effect to the proposed Vault Acquisition or the proposed Titan Acquisition):

Notes:
(1)
Assumes: (i) no Dissent Rights are exercised; (ii) an aggregate of 3,082,513 Canetic Units are issued pursuant to outstanding Canetic Awards; (iii) the same number of Penn West Units and Canetic Units and the same aggregate principal amount of Canetic Debentures are outstanding as were outstanding on November 26, 2007; and (iv) no Canetic Units are issued on the conversion of outstanding Canetic Debentures on November 26, 2007.

(2)
Following the Arrangement, Penn West Unitholders will own 100% of the equity of Penn West. Additionally, pursuant to the Arrangement, Penn West will have assumed all of the obligations of Canetic in respect of all of the outstanding Canetic Debentures, representing approximately $263 million principal amount of Canetic Debentures as of November 26, 2007.  The Canetic 11.0% Debentures, of which there is approximately $1 million principal amount outstanding as of the date hereof, will mature on December 31, 2007.  If the Vault Acquisition closes on January 10, 2008 as currently scheduled, Penn West will have also assumed all of the obligations of Vault in respect of all of the outstanding convertible unsecured subordinated debentures of Vault, representing approximately $99 million principal amount of such debentures, prior to the Effective Time of the Arrangement.  See "Information Concerning Penn West - Recent Developments - Proposed Vault Acquisition".

(3)	Cash distributions are made on a monthly basis to Penn West Unitholders based upon Penn West's cash flow and capital funding requirements as determined by the Penn West Board.
(4)
Cash flow represents payments to be made on or in respect of the securities of Penn West's operating subsidiaries and pursuant to the royalties and net profit interests issued by Penn West's operating subsidiaries.

(5)	Penn West will hold all of the assets currently held by Penn West and formerly held by Canetic.

The Penn West Board has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on January 15, 2008 to Penn West Unitholders of record on December 31, 2007 and on February 15, 2008 to Penn West Unitholders of record on January 31, 2008 (including former Canetic Unitholders who continue to hold Penn West Units on January 31, 2008).  The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.

Selected Pro Forma Financial Information

Certain selected pro forma consolidated financial information is set forth in the following table.  Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Penn West after giving effect to the Arrangement as at and for the nine months ended September 30, 2007 and the year ended December 31, 2006 included in Appendix E of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements.  The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.  Although Canetic and Penn West anticipate that the Titan Acquisition and the Vault Acquisition will both be completed prior to the Effective Date of the Arrangement, there can be no assurance that such acquisitions will be completed prior to the Effective Date of the Arrangement, or at all.  The pro forma consolidated financial information set forth below, and in Appendix E to this Information Circular, does not include any information relating to Titan or Vault.

	Pro Forma Nine Months Ended September 30, 2007	Pro Forma Year Ended December 31, 2006
	(unaudited)	(unaudited)
	($millions)	($millions)
Revenues
Oil and natural gas	2,902.5	4,092.2
Royalties	(536.1)	(783.4)
Risk management activities	(39.1)	64.6
	2,327.3	3,373.4
Expenses
Operating	597.6	796.9
Transportation	35.3	47.6
General and administrative	91.2	114.0
Financing	129.2	144.7
Depletion, depreciation and accretion	1,153.2	1,622.5
Risk management activities	19.3	(92.2)
Unrealized foreign exchange gain	(36.6)	-
	1,989.2	2,633.5
Income before taxes	338.1	739.9

Taxes
Current	3.0	5.9
Future income expense (reduction)	548.4	(243.7)
	551.4	(237.8)
Net income (loss)	(213.3)	977.7

Total assets	14,520.6	N/A
Long-term debt	3,198.7	N/A
Convertible debentures	249.3	N/A
Unitholders' equity	8,072.9	N/A

Selected Pro Forma Operational Information

The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Penn West following completion of the Arrangement, for the periods indicated. Although Canetic and Penn West anticipate that the Titan Acquisition and the Vault Acquisition will both be completed prior to the Effective Date of the Arrangement, there can be no assurance that such acquisitions will be completed prior to the Effective Date of the Arrangement, or at all.  The pro forma operational information set forth below does not include any information relating to Titan or Vault. Important information concerning the oil and natural gas properties and operations of Penn West and Canetic is contained in the Penn West AIF and the Canetic AIF, respectively, both of which are incorporated herein by reference.  Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma Nine Months Ended September 30, 2007	Pro Forma Year Ended December 31, 2006
Average Daily Gross Production
Light/medium crude oil & NGLs (Bbls/d)	87,256	87,479
Heavy oil (Bbls/d)	26,617	27,436
Natural gas (MMcf/d)	542.0	609.1
Combined (Boe/d)	204,220	216,420

Pro Forma as at December 31, 2006
Total Proved Reserves (1)(2)
Light/medium crude oil (MMbbls)	269.5
Heavy oil (MMbbls)	64.3
NGLs (MMbbls)	32.6
Natural gas (Bcf)	1,219.6
Combined (MMboe)	569.7

Total Proved Plus Probable Reserves (1)(2)
Light/medium crude oil (MMbbls)	354.7
Heavy oil (MMbbls)	84.1
NGLs (MMbbls)	43.1
Natural gas (Bcf)	1,649.6
Combined (MMBoe)	756.8

Net Undeveloped Land Holdings as at September 30, 2007 (thousands of acres)	4,092

Notes:
(1)
Reserves for Penn West have been evaluated by GLJ effective December 31, 2006 using GLJ's December 31, 2006 forecast prices.  Reserves for Canetic have been evaluated by GLJ and Sproule effective December 31, 2006, using an average of the GLJ and Sproule December 31, 2006 forecast prices.

(2)	Reserves presented are gross reserves as defined in NI 51-101 utilizing forecast price and cost assumptions.

Directors and Executive Officers of Penn West Upon Completion of the Arrangement

The following table sets forth the name, municipality of residence and proposed office for each of the proposed directors and executive officers of PWPL following completion of the Arrangement, together with their principal occupations during the last five years and the number of Penn West Units and Canetic Units (and resultant Penn West Units after giving effect to the Arrangement) beneficially owned, or over which control or direction is exercised, by such persons.  The directors of PWPL will hold office until the next annual meeting of Penn West Unitholders or until their respective successors have been duly elected or appointed.

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)

James E. Allard Calgary, Alberta	Director (current Director of PWPL)	Independent director and business advisor.	5,040 / Nil (5,040 Penn West Units)
William E. Andrew Calgary, Alberta	Chief Executive Officer and Director (current President and Chief Executive Officer and Director of PWPL)	President and Chief Executive Officer of PWPL.	104,672 / Nil (104,672 Penn West Units)
Robert G. Brawn Calgary, Alberta	Director (current Director of CRI)
President of 738831 Alberta Ltd. (a private investment company) since 2003. Prior thereto, Chairman of Acclaim Energy Inc. ("Acclaim"), the administrator of Acclaim Energy Trust (a public oil and gas income trust), a predecessor of Canetic.

Nil / 365,104 (188,029 Penn West Units)
George H. Brookman Calgary, Alberta	Director (current Director of PWPL)	President and Chief Executive Officer of West Canadian Industries Group Inc. (a commercial digital printing and graphics company).	4,000 / Nil (4,000 Penn West Units)
John A. Brussa Calgary, Alberta	Chairman of the Board of Directors (current Chairman of PWPL)	Senior Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	267,000 / 61,000 (298,415 Penn West Units)
Daryl Gilbert Calgary, Alberta	Director (current Director of CRI)	Businessman since 2005. Prior thereto, President and Chief Executive Officer of GLJ Petroleum Consultants Ltd. (formerly Gilbert Laustsen Jung Associates Ltd.) (an engineering consulting firm).	Nil / 5,000 (2,575 Penn West Units)
Jack C. Lee Calgary, Alberta	Vice-Chairman of the Board of Directors (current Chairman of CRI)	Corporate director since October 2002, including Chairman of the Canetic Board.	Nil / 367,309 (189,164 Penn West Units)
Shirley A. McClellan Hanna, Alberta	Director (current Director of PWPL)	Independent businesswoman since 2007. Prior thereto, Deputy Premier of the Province of Alberta from 2001 to 2007 and Minister of Finance of the Province of Alberta from 2004 to 2007.	Nil / Nil (Nil Penn West Units)

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)
Thomas E. Phillips Calgary, Alberta	Director (current Director of PWPL)	President, Newhaven Investments Inc. (a private oil and gas company).	154,778 / Nil (154,778 Penn West Units)
Frank Potter Toronto, Ontario	Director (current Director of PWPL)	Chairman of Emerging Markets Advisors, Inc. (an investment consulting firm).	Nil / Nil (Nil Penn West Units)
R. Gregory Rich Houston, Texas, United States	Director (current Director of CRI)	Principal of Blackrock Energy Associates (an energy consulting and investment firm).	Nil /11,105 (5,719 Penn West Units)
James C. Smith Calgary, Alberta	Director (current Director of PWPL)
Independent director and consultant to a number of public and private oil and gas companies.  Vice-President and Chief Financial Officer of Mercury Energy Corporation (a private oil and natural gas company) from 2002 to 2006.

7,500 / Nil (7,500 Penn West Units)
J. Paul Charron Calgary, Alberta	President (current President, Chief Executive Officer and Director of CRI)	President and Chief Executive Officer of Canetic since 2006. Prior thereto, President and Chief Executive Officer of Acclaim.	Nil / 551,023 (283,777 Penn West Units)
David W. Middleton Calgary, Alberta	Chief Operating Officer (current Executive Vice President and Chief Operating Officer of PWPL)	Executive Vice President and Chief Operating Officer of PWPL since 2005. Prior thereto, Senior Vice President, Production of PWPL since 2003. Prior thereto, Vice President, Production of PWPL.	70,488 / Nil (70,488 Penn West Units)
David J. Broshko Calgary, Alberta	Senior Vice President, Finance - Financial Reporting (current Vice President of Finance and Chief Financial Officer of CRI)
Chief Financial Officer of Canetic since January 2006.  Prior thereto, Chief Financial Officer of Acclaim since 2003.  Prior thereto, Chief Financial Officer of  Paramount Resources Ltd. (an oil and gas company).

Nil / 163,308 (84,104 Penn West Units)
Brian D. Evans Calgary, Alberta	Senior Vice President, General Counsel & Corporate Secretary (current Vice President, General Counsel & Secretary of CRI)
Vice President, General Counsel and Secretary of Canetic since January 2006.  Prior thereto, Vice President, General Counsel & Secretary of Acclaim since 2005.  Prior thereto, practiced law with Burnet, Duckworth & Palmer LLP in areas of mergers and acquisitions and energy law.

Nil / 65,157 (33,556 Penn West Units)

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)
Mark P. Fitzgerald Calgary, Alberta	Senior Vice President, Engineering (current Vice President, Operations of CRI))
Vice President, Operations of Canetic since January 2006.  Prior thereto, Vice President, Operations of Acclaim since February 2005.  Prior thereto, Vice President, Engineering of Acclaim (since 2004) and Manager, Western District of Acclaim (from 2003 to 2004).  Prior thereto, worked in asset management, acquisitions and mergers for Dominion Energy Canada Ltd. (an oil and gas company).

Nil / 44,202 (22,764 Penn West Units)
Thane A.E. Jensen Calgary, Alberta	Senior Vice President, Exploration and Development (current Senior Vice President, Exploration and Development of PWPL)	Senior Vice President, Exploration and Development of PWPL since 2005. Prior thereto, Vice President, Engineering of PWPL since 2004. Prior thereto, Manager, Exploitation of PWPL.	11,165 / Nil (11,165 Penn West Units)
Keith Luft Calgary, Alberta	Senior Vice President, Stakeholder Relations (current Vice President, Land and Legal of PWPL)
Vice President, Land and Legal of PWPL since 2006.  Prior thereto, Senior Solicitor of Conoco Phillips Canada Ltd./Burlington Resources Canada Ltd. (an oil and gas company) since May 2004.  Prior thereto, partner in Calgary based law firm.
1,564 / Nil (1,564 Penn West Units)
Eric J. Obreiter Calgary, Alberta	Senior Vice President, Production (current Vice President, Production of PWPL)	Vice President, Production of PWPL since 2005. Prior thereto, Manager, Production Central of PWPL.	16,124 / Nil (16,124 Penn West Units)
Todd H. Takeyasu Calgary, Alberta	Senior Vice President, Finance - Treasury (current Senior Vice President and Chief Financial Officer of PWPL)	Senior Vice President and Chief Financial Officer of PWPL since 2006. Prior thereto, Vice President, Finance of PWPL since 2005. Prior thereto, Treasurer of PWPL.	27,644 / Nil (27,644 Penn West Units)
Richard J. Tiede Calgary, Alberta	Senior Vice President, Business Development (current Chief Operating Officer of CRI)	Chief Operating Officer of Canetic since August 2006. Prior thereto, Vice President, Business Development of Canetic since January 2006. Prior thereto, Vice President, Business Development of Acclaim.	Nil / 162,961 (83,925 Penn West Units)

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)
John Artym Calgary, Alberta	Vice President, Health, Safety and Training (current Manager, Health, Safety and Training of PWPL)
Manager, Health, Safety and Training of PWPL since 2004.  Prior thereto, various health and safety management positions held with PWPL, BJ Services Company and its predecessor Nowsco Well Service Ltd. (a private oil and gas services company).

4,304 / Nil (4,304 Penn West Units)
Brett Frostad Calgary, Alberta	Vice President, Exploration, Heavy Oil District (current Vice President, Exploration North of PWPL)
Vice President, Exploration North of PWPL since 2007.  Prior thereto, Team Manager, Swan Hills of PWPL since 2005.  Prior thereto, District Geologist of PWPL since 2004.  Prior thereto, Senior Geologist of PWPL since 2002.
9,754 / Nil (9,754 Penn West Units)
Gregg Gegunde Calgary, Alberta	Vice President, Development, Heavy Oil District (current Vice President, Development North of PWPL)	Vice President, Development North of PWPL since June 2005. Prior thereto, Manager, Production Plains of PWPL.	11,454 / Nil (11,454 Penn West Units)
Brian Keller Calgary, Alberta	Vice President, Exploration, Light Oil District (current Vice President, Exploitation of CRI)	Vice President of Exploitation of CRI since November 2006. Prior thereto, Director of Geology and Geophysics of Acclaim.	355 / 17,613 (9,426 Penn West Units)
Lucas Law Calgary, Alberta	Vice President, Acquisitions and Divestment (current Vice President, Asset Management of PWPL)
Vice President, Asset Management of PWPL since 2006.  Prior thereto, Manager, Corporate Development since 2005. Prior thereto, Supervisor, Exploitation since 2004.  Prior thereto, Team Leader, Petrovera
Resources.

5,527 / Nil (5,527 Penn West Units)
Doug Marjerrison Calgary, Alberta	Vice President, Development, Gas District (current Manager, Border Plains/Southern Business Unit of CRI)	Manager, Border Plains/Southern Business Unit of CRI since July 2007. Prior thereto, Manager, Southern Business Unit since September 2006. Prior thereto, Exploitation Engineer with CRI.	Nil / 3,261 (1,679 Penn West Units)
Bill Morgan Calgary, Alberta	Vice President, Joint Venture and Midstream Services (currentManager, Operations Plains/South of PWPL)	Manager, Operations Plains/South of PWPL since 2006. Prior thereto, Manager, Joint Venture of PWPL.	14,286 / Nil (14,286 Penn West Units)

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)
Keith Rockley Calgary, Alberta	Vice President, Human Resources and Corporate Administration (current Vice President, Human Resources and Corporate Administration of CRI)
Vice President, Human Resources and Corporate Administration of CRI since January 2006.  Prior thereto, Vice-President Human Resources and Corporate Administration of Acclaim since November 2005.  Prior thereto, President of Human Resource Solutions Inc. (a private consulting business) from April 2005 to October 2005.  Prior thereto, Manager, Human Resources, Husky Energy Inc. (an oil and gas company).

Nil / 10,956 (5,642 Penn West Units)
Don Robson Calgary, Alberta	Vice President, Land (current Vice President, Land of CRI)
Vice President, Land of CRI since 2006.  Prior thereto, Vice President, Land of Acclaim since 2005.  Prior thereto, Manager Land Negotiations and Director of Land of Acclaim since 2004.  Prior thereto, Land Manager Energy North Inc. (an oil and gas company).

Nil / 10,990 (5,660 Penn West Units)
Dave Sterna Calgary, Alberta	Vice President, Marketing (current Vice President, Corporate Planning and Marketing of CRI)
Vice President, Corporate Planning and Marketing of CRI since January 2006.  Prior thereto, Vice President, Corporate Planning and Marketing of Acclaim since November 2005.  Prior thereto, Director of Marketing for Acclaim since September 2004.  Prior thereto, Director of Marketing for Calpine Canada (an energy company).

Nil / 27,066 (13,939 Penn West Units)
Kristian Tange Calgary, Alberta	Vice President, Corporate Development and Planning (current Vice President, Business Development of PWPL)	Vice President, Business Development of PWPL since 2005. Prior thereto, Manager, Marketing since 2003. Prior thereto, Manager, Natural Gas Marketing of PWPL.	10,512 / Nil (10,512 Penn West Units)
Anne Thomson Calgary, Alberta	Vice President, Exploration, Gas District (current Vice President, Exploration South of PWPL)	Vice President, Exploration South of PWPL since June 2005. Prior thereto, Manager, Exploration of PWPL since 2003. Prior thereto, District Geologist of PWPL.	26,035 / Nil (26,035 Penn West Units)

Name and Municipality of Residence	Proposed Office	Principal Occupation for the Five Previous Years	Number of Penn West / Canetic Units (Penn West Units After Arrangement) Beneficially Owned(1)
Donald Wood Calgary, Alberta	Vice President, Development, Light Oil District (currentVice President, Development South of PWPL)
Vice President, Development South of PWPL since September 2007.  Prior thereto, President and Chief Executive Officer of C1 Energy Ltd. (a public oil and gas company) since January 2007.  Prior thereto, Executive Vice President and Chief Operating Officer of C1 Energy Ltd. since June 2006.  Prior thereto, President and Chief Executive Officer of High Energy Resources Limited (a private oil and gas company) since February 2005.  Prior thereto, President and Chief Executive Officer of Kensington Energy Ltd. (a public oil and gas company).
298 / Nil (298 Penn West Units)

Note:
(1)
Does not include additional Canetic Units that will be issued upon the vesting and payment of Canetic Awards or that may be issued on the conversion of Canetic Debentures.  See "The Arrangement - Interests of Certain Persons or Companies in the Matters to Be Acted Upon". Such directors and executive officers also hold Canetic Awards that will result in the issuance of an aggregate of 413,896 Canetic Units immediately prior to the Effective Date of the Arrangement and $490,000 aggregate principal amount of Canetic Debentures, as well as 3,848,230 Penn West Rights.  In addition, a current director of PWPL holds 10,000 Class A Shares of Titan, which will be exchanged for 1,917 Canetic Units if the Titan Acquisition is completed.

Assuming that the Arrangement is completed, it is anticipated that the Penn West Board will review the composition of the Penn West Board committees following the completion of the Arrangement.

After giving effect to the Arrangement, the number of Penn West Units beneficially owned, directly or indirectly, or over which control or direction will be exercised, by all of the proposed directors and officers of PWPL and their associates, will be an aggregate of approximately 1,713,519 Penn West Units (approximately 0.5% of the issued and outstanding Penn West Units).

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Penn West as at December 31, 2006, and as at September 30, 2007 both before and after giving effect to the completion of the Arrangement on a pro forma basis.  See also Appendix E, "Penn West Pro Forma Financial Statements".

Designation (Authorization)	Outstanding as at December 31, 2006	Outstanding as at September 30, 2007 before giving effect to the Arrangement	Outstanding as at September 30, 2007 after giving effect to the Arrangement(3) (4)
	(amounts in millions of $, except unit amounts)
Penn West Bank Credit Facilities (1)	1,285	1,352	2,726
Penn West Senior Unsecured Notes (1)	-	473	473
Canetic 6.5% 2005 Debentures(2)	-	-	18
Canetic 6.5% 2006 Debentures(2)	-	-	230
Canetic 8.0% Debentures(2)	-	-	8
Canetic 9.4% Debentures(2)	-	-	6
Canetic 11.0% Debentures(2)	-	-	1
Unitholders' capital Units (unlimited)	3,712 (237,126,219 Penn West Units)	3,827 (240,803,325 Penn West Units)	7,263 (360,443,699 Penn West Units)(3)

Notes:
(1)
For additional information, see Note 4 to the unaudited consolidated interim financial statements of Penn West as at and for the nine months ended September 30, 2007. Penn West will complete a review to determine the appropriate combined Penn West and Canetic credit structure prior to the Effective Date.  Penn West may elect to (i) negotiate with the applicable lenders to maintain the existing credit facilities of Penn West and Canetic (on the existing terms or on renegotiated terms), or (ii) negotiate revised Penn West Bank Credit Facilities to repay the Canetic Credit Facilities prior to or subsequent to the Effective Date.

(2)
For additional information regarding the Canetic Debentures, see Note 6 to the unaudited consolidated interim financial statements of Canetic as at and for the nine months ended September 30 2007.  Under the Arrangement, Penn West will assume all of the covenants and obligations of Canetic under the Canetic Debenture Indentures in respect of the outstanding Canetic Debentures.  The debenture balance represents the face value of the outstanding debentures.  The Canetic 11.0% Debentures mature on December 31, 2007.

(3)
Assumes that the same number of Penn West Units and Canetic Units are outstanding as were outstanding at September 30, 2007 and: (i) no Dissent Rights are exercised; (ii) an aggregate of 3,082,513 Canetic Units are issued pursuant to outstanding Canetic Awards; and (iii) no Canetic Units are issued on the conversion of outstanding Canetic Debentures prior to the Effective Date of the Arrangement.

(4)
Does not give effect to the proposed Titan Acquisition or the proposed Vault Acquisition.  See "Information Concerning Penn West - Recent Developments - Proposed Vault Acquisition" and "Information Concerning Canetic - Recent Developments - Proposed Titan Acquisition".

Principal Holders of Trust Units

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of CRI, no person will own, directly or indirectly, or exercise control or direction over Penn West Units carrying more than 10% of the votes attached to all of the issued and outstanding Penn West Units.

Risk Factors

An investment in Penn West Units is subject to certain risks.  Canetic Unitholders and other securityholders and potential investors should carefully consider the risks described under the heading "Information Concerning Penn West - Risk Factors" and "Information Concerning Canetic - Risk Factors" in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.  In addition to the risks identified below in respect of the Penn West Units and Penn West Unitholders, such risks also apply to other securities issued by Penn West from time to time (including the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) and the holders of such securities.

Risks Inherent to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

Penn West and Canetic are proposing to complete the Arrangement to strengthen the position of Penn West in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings.  Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Penn West's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Penn West's operating subsidiaries.  The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.  The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Penn West's ability to achieve the anticipated benefits of the Arrangement.

Failure to Obtain Necessary Approvals for Completion of the Arrangement

Completion of the Arrangement is subject to the approval of the Court and receipt of all necessary regulatory and securityholder approvals.  The failure to obtain any such approvals will prevent Penn West and Canetic from completing the Arrangement and may have a material adverse effect on the business and affairs of Penn West or Canetic or the trading price of Penn West Units, Canetic Units or Canetic Debentures.

Risks Inherent to Penn West's Business and Penn West Units

Volatility of Oil and Natural Gas Prices

Penn West's operational results and financial condition of its operating entities and therefore the amounts paid to Penn West and ultimately distributed to Penn West Unitholders will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic, and in the case of oil prices, also political factors.  Supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas regions impact prices.  Any movement in oil and natural gas prices will have an effect on Penn West's cash flow from operations, financial condition and therefore on Penn West's financial position and the cash available to be distributed to Penn West Unitholders.  Penn West may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges.  If Penn West hedges its commodity price exposure, Penn West could forego the benefits it would otherwise experience if commodity prices were to increase.  In addition, commodity hedging activities could expose Penn West to cash and income losses.  To the extent that Penn West engages in risk management activities related to commodity prices, there are credit risks associated with counterparties with which Penn West contracts.

Variations in Foreign Exchange Rates and Interest Rates

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time.  In recent years, the Canadian dollar has increased materially in value against the United States dollar.  Such material increases in the value of the Canadian dollar have negatively impacted Penn West's operating entities production revenues.  Further material increases in the value of the Canadian dollar would exacerbate this negative impact.  This increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates could accordingly impact future distributions and the future value of Penn West's reserves as determined by independent evaluators.

To the extent that Penn West engages in risk management activities related to foreign exchange rates, there is credit risk associated with counterparties with which Penn West contracts.

An increase in interest rates could result in a significant increase in the amount Penn West pays to service debt, resulting in a decrease in distributions to Penn West Unitholders, which would negatively impact the market price of the Penn West Units.

Federal Tax Changes

On October 31, 2006, the Federal Minister of Finance proposed to deny the deduction of distributions at the trust level and subject any income of certain publicly traded mutual fund trusts to tax at rates comparable to the combined federal and provincial corporate tax and to treat such distributions as taxable dividends to the unitholders (the "SIFT Tax").  On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the SIFT Tax pursuant to which, commencing January 1, 2011 (provided Penn West only experiences "normal growth" and no "undue expansion" before then) certain distributions from Penn West which would have otherwise been taxed as ordinary income generally will be characterized as dividends to the Penn West Unitholders and will be subject to tax at the corporate rates at the trust level.  On June 22, 2007, the legislation received Royal assent.  The implementation of the SIFT Tax is expected to result in adverse tax consequences to Penn West and certain Penn West Unitholders (including most particularly Penn West Unitholders that are tax deferred or Non-Residents of Canada) and may impact the level of cash distributions from Penn West.

Management of Penn West has advised Canetic that Penn West management believes that the SIFT Tax has reduced, and may further reduce, the value of the Penn West Units, which would be expected to increase the cost to Penn West of raising capital in the public capital markets.  In addition, management of Penn West has advised Canetic that Penn West management believes that the SIFT Tax: (a) has substantially, if not completely, eliminated any competitive advantage that Penn West and other Canadian energy trusts have enjoyed relative to their corporate peers in raising capital in a tax-efficient manner; and (b) may place Penn West and other Canadian energy trusts at a competitive disadvantage relative to certain of their industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation.  The SIFT Tax may also make the Penn West Units less attractive as consideration for acquisitions in the future.  As a result, it may become more difficult for Penn West to compete effectively for acquisition opportunities.

Further, the SIFT Tax provides that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being terminated with the loss of the benefit to Penn West of that transitional period.  As a result, the adverse tax consequences resulting from the SIFT Tax could be borne sooner than January 1, 2011.  On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context.  Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFTs issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units).  Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar year 2008, 2009 and 2010.  Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period.  Additional details of the Department of Finance's guidelines include the following:

•	new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

•
replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

•
the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Penn West's and Canetic's combined market capitalization as of the close of trading on October 31, 2006, having regard only to the issued and outstanding publicly-traded Penn West Units and Canetic Units at such date, was approximately $15 billion, which means the combined "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $6 billion, and for each of calendar year 2008, 2009 and 2010 is an additional approximately $3 billion (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect Penn West's ability to raise the capital required to maintain and grow Penn West's existing operations in the ordinary course during the transition period, they may adversely affect the cost of raising capital and Penn West's ability to undertake more significant acquisitions.

The long-term effect of the SIFT Tax on Penn West cannot be determined at this time, but may be materially adverse to Penn West and some or all of the Penn West Unitholders.  There can be no assurance that Penn West will be able to generate sufficient tax pools and/or reorganize its legal and tax structure in order to mitigate, in whole or in part, the expected impact of the SIFT Tax.

Reserve and Resource Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGLs reserves and resources and cash flows to be derived therefrom, including many factors beyond Penn West's control.  The reserve and associated cash flow information set forth in the Penn West Reserves Report represents estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and resources and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.  All such estimates are to some degree speculative, and classifications of reserves and resources are attempts to define the degree of speculation involved.  For those reasons, estimates of the economically recoverable oil and natural gas reserves or estimates of resources attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary.  Penn West's actual production, revenues and development and operating expenditures will vary from reserve and resource estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are sometimes based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history.  Estimates based on these methods are generally less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and forecast price and cost estimates in calculating reserve quantities included in the Penn West Reserves Report.  Actual future net cash flows will be affected by other factors including but not limited to actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from reserves will vary from the reserves estimates contained in the Penn West Reserves Report, and such variations could be material.  The Penn West Reserves Report is based in part on the assumed success of activities Penn West intends to undertake in future years.  The reserves and estimated cash flows to be derived therefrom contained in the Penn West Reserves Report will be reduced, in future years, to the extent that such activities do not achieve the level of success assumed in the Penn West Reserves Report.

Depletion of Reserves

Distributions of income from Penn West's properties, absent commodity price increases or cost effective exploration, acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  As Penn West distributes a portion of its cash flow to unitholders, Penn West will not be reinvesting cash flow in the same manner as some other industry participants and will only conduct limited exploratory activities as one of Penn West's main objectives is to maximize long-term distributions.  Accordingly, absent capital injections, Penn West's initial production levels and reserves will decline over time and, absent changes to other factors, the level of income available for distributions will also decline over time.

Penn West's future oil and natural gas reserves and production, and therefore Penn West's cash flows, will be highly dependent on Penn West's success in exploring and exploiting its reserve and land base and acquiring additional reserves.  Without reserve additions through acquisition, exploration or development activities, Penn West's reserves and production will decline over time as its existing reserves are produced.

To the extent that external sources of capital, including the issuance of additional Penn West Units become limited or unavailable, Penn West's ability to make the necessary capital investments to maintain or expand Penn West's oil and natural gas reserves will be impaired.  To the extent that Penn West is required to use higher proportions of cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distributions will be reduced.

There can be no assurance that Penn West will be successful in developing or acquiring additional reserves on terms that meet its investment objectives.

Changes in Legislation

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects Penn West and Penn West Unitholders.  Tax authorities having jurisdiction over Penn West or the Penn West Unitholders may disagree with how Penn West calculates its income for tax purposes or could change administrative practices to Penn West's detriment or the detriment of Penn West Unitholders.

Penn West intends to continue to qualify as a mutual fund trust for purposes of the Tax Act.  Penn West may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status.  Should Penn West's status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for Penn West and Penn West Unitholders.  Some of the significant consequences of losing mutual fund trust status are as follows:

•
Penn West would be taxed on certain types of income distributed to Penn West Unitholders, including income generated by the royalties Penn West holds.  Payment of this tax may have adverse consequences for some Penn West Unitholders, particularly Penn West Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax or hold their units in a tax deferred account.

•	Penn West would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if Penn West ceased to be a mutual fund trust.

•
Penn West Units held by Penn West Unitholders that are not residents of Canada would become taxable Canadian property.  These Non-Resident holders would be subject to Canadian income tax on any gains realized on a disposition of Penn West Units held by them.

Penn West Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans.  If, at the end of any month, one of these exempt plans holds Penn West Units that are not qualified investments, the plan must pay a tax equal to one percent of the fair market value of the Penn West Units at the time the Penn West Units were acquired by the exempt plan.  An RRSP or RRIF holding non-qualified Penn West Units would be subject to taxation on income attributable to the Penn West Units.  If an RESP holds non-qualified Penn West Units, it may have its registration revoked by the CRA.

In addition, Penn West may take certain measures in the future to the extent it believes necessary to ensure that it maintains Penn West's status as a mutual fund trust.  These measures could be adverse to certain Penn West Unitholders, particularly Non-Residents.

New Alberta Royalty Regime

On February 16, 2007, the Alberta government began a review of its royalty regime for oil sands, conventional oil and natural gas and coalbed methane with the stated intention of assessing whether the existing royalty regime was providing Albertans with a fair return on Alberta's natural resources while maintaining an internationally competitive system that allows the Alberta economy to continue to prosper.

On October 25, 2007, the Alberta government released a report titled "The New Royalty Framework" (the "Report") containing the government's proposals for Alberta's new royalty regime (the "Proposed Royalty Regime"), which is scheduled to take effect on January 1, 2009.  The Proposed Royalty Regime includes the following features:

•
New, simplified royalty formulas for conventional oil and natural gas that will operate on sliding scales that are determined by commodity prices and well productivity. The formulas eliminate the need for conventional oil and natural gas tiers and several royalty exemption programs.

•	A sliding scale will be implemented for oil sands royalty rates ranging from one to nine percent pre-payout and 25 to 40 percent post-payout depending on the price of oil.

•
The province will exercise its existing right to receive "royalty-in-kind" on oil sands projects (i.e. raw bitumen delivered to the Crown-operated Alberta Petroleum Marketing Commission in lieu of cash royalties).

•
The government will ensure that eligible expenditures and definitions of oil sands projects (also known as "ring fence" definition) that determine when a project has reached payout are tightly and clearly defined. Environmental "costs of doing business" will continue to be recognized as eligible expenditures.

•	No grandfathering will be implemented for existing oil sands projects.

•	Substantial legislative, regulatory and systems updates will be introduced before changes become fully effective in January 2009.

Given that the Proposed Royalty Regime has only recently been announced, it is not possible at this time to determine the full impact of the Proposed Royalty Regime on Penn West's financial condition and operations, and in particular the extent to which the Proposed Royalty Regime will reduce Penn West's cash flow, which will in turn reduce the cash otherwise available for distribution by Penn West to its unitholders.  Penn West's and Canetic's reserves and the future net revenue associated therewith as contained in the Canetic Reserve Report and the Penn West Reserve Report do not reflect the increased royalty rates contemplated by the Proposed Royalty Regime and, after taking the Proposed Royalty Regime into account, such values may be adversely affected.

Penn West can not provide any assurance that the Proposed Royalty Regime will be implemented in the form proposed in the Report.  If changes are made to the Proposed Royalty Regime before it is implemented by the Alberta government, such changes could result in the implementation of a new royalty regime that impacts Penn West in a materially different manner, and that is more adverse to Penn West, than the royalty regime proposed in the Report.

Environmental Regulation

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells, pipelines and associated facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Penn West's operating entities to incur costs to remedy such discharge.  Furthermore, management believes the political climate appears to favour new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which Penn West cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets.  In particular there is uncertainty regarding the Government of Canada's Clean Air Act of 2006.  The Clean Air Act proposes to reduce greenhouse gas emissions and other contaminants, however emission targets and compliance deadlines differ from those outlined in the Kyoto Protocol which was ratified by Canada.  If passed, the Clean Air Act may have adverse operational and financial implications to Penn West.  Provincial emission reduction requirements, such as those contained in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity of Penn West's operations and facilities.  The direct or indirect costs of these regulations may adversely and materially affect Penn West's business.  Although Penn West believes that they are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Penn West's financial condition, results of operations or prospects.  Future changes in other environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on Penn West's financial condition or results of operations.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases".  Penn West's exploration and production facilities and other operations and activities emit greenhouse gases, which may subject Penn West to legislation regulating emissions of greenhouse gases, such as the Government of Canada's proposed Clean Air Act of 2006 and Alberta's recently enacted Climate Change and Emissions Management Act.  The direct or indirect costs of this legislation may adversely and materially affect Penn West's business.

Resource Plays - Enhanced Oil Recovery

Penn West currently uses conventional artificial lift technology to recover heavy oil from bitumen deposits at Penn West's Peace River Oil Sands project.  The potential or planned use of enhanced oil recovery ("EOR") methods such as steam injection (Steam Assisted Gravity Drainage and Cyclical Steam Stimulation), solvent injection and firefloods to increase the ultimate recovery of oil resources in place are subject to significant risk factors.  These factors, which could lead to delayed or cancelled EOR application in the Peace River Oil Sands project include but are not limited to the following: (i) changing economic conditions (commodity pricing, operating and capital expenditure fluctuations); (ii) changing engineering and technical conditions (ability to apply EOR methods to the reservoir and the production response thereto); (iii) the large development program may need to spread over a longer time period than initially planned due to requirement to allocate capital expenditures to different periods; (iv) surface access and deliverability issues (First Nations relations, weather, pipeline, road and processing matters); and (v) financing (the availability of sufficient financing on acceptable terms).

The use or potential or planned use of CO2 miscible flooding to increase the oil recovery from large legacy oil pools such as Pembina, South Swan Hills and Midale is subject to significant risk factors which could lead to the delay or cancellation of some or all of these projects.  These factors include but are not limited to: (i) CO2 infrastructure (the capture and transportation of the miscible agent to Penn West at an economic cost); (ii) changing economic conditions (commodity pricing, operating and capital expenditure fluctuations); (iii) changing engineering and technical conditions (ability to apply CO2 EOR methods to the reservoir and the production response thereto); (iv) the large development program may need to be spread over a longer time period than planned due to capital allocation requirements; (v) surface access and deliverability issues (weather, pipeline, road and processing matters); and (vi) financing (the availability of sufficient financing on acceptable terms).

Coalbed Methane ("CBM") Projects

The engineering, geological, production and associated dewatering techniques employed on CBM projects are relatively new and their application to Penn West's CBM prone properties is subject to this risk in addition to risk factors similar to those listed in the preceding paragraphs related to the Peace River Oil Sands and CO2 miscible flooding.

Additional Financing

In the normal course of making capital investments to maintain and expand Penn West's oil and gas reserves, additional Penn West Units may be issued which may result in a decline in production per Penn West Unit and reserves per Penn West Unit.  Additionally, from time to time, Penn West may issue Penn West Units from treasury in order to reduce debt and maintain a more optimal capital structure.  Conversely, to the extent that external sources of capital, including the issuance of additional Penn West Units, becomes limited or unavailable, Penn West's ability to make the necessary capital investments to maintain or expand Penn West's oil and gas reserves will be impaired.  Management of Penn West believes that the SIFT Tax imposed by the Government of Canada will substantially eliminate the competitive advantage that Penn West and other energy trusts enjoy relative to their industry competitors in raising capital in a tax-efficient manner.  To the extent that Penn West is required to use additional cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of cash flow for distributions will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry.  There are numerous trusts and conventional exploration and production companies in the oil and gas industry, who are also competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities.  The SIFT Tax imposed by the Government of Canada is expected by management to make Penn West's Units less attractive as consideration for acquisitions.  As a result of such increasing competition, it is expected to become more difficult to acquire producing assets and reserves on beneficial terms.  Penn West also competes for skilled industry personnel with a substantial number of other oil and gas companies and trusts.

Non-Resident Ownership of Penn West Units

In order for Penn West to maintain Penn West's status as a mutual fund trust under the Tax Act, Penn West must not be established or maintained primarily for the benefit of Non-Residents unless it satisfies the requirements of certain exceptions. The Penn West Trust Indenture provides that Penn West will use its best commercial efforts to maintain its status as a mutual fund trust under the Tax Act.  Generally speaking, the Tax Act provides that a trust will permanently lose its "mutual fund trust" status (which is essential to the income trust structure) if it is established or maintained primarily for the benefit of Non-Residents (which is generally interpreted to mean that the majority of unitholders must not be Non-Residents), unless at the relevant time, "all or substantially all" of the trust's property consists of property other than taxable Canadian property (the "TCP Exception").  Based on information obtained by Penn West through its transfer agent and financial intermediaries, in November 2007, Penn West estimated that approximately 55% of Penn West's issued and outstanding units were held by Non-Residents.  Penn West has determined that it currently meets the requirement of the TCP Exception, and as a result, the Penn West Trust Indenture does not currently have a specific limit on the percentage of Penn West Units that may be owned by Non-Residents.

There is no assurance that the TCP Exception will continue to be available to Penn West or that the Government of Canada will not introduce new changes or proposals to tax regulations directed at Non-Resident ownership which, given Penn West's level of Non-Resident ownership, may result in Penn West losing its mutual fund trust status or could otherwise detrimentally affect Penn West and the market price of the Penn West Units.  PWPL intends to continue to take the necessary measures in order to ensure Penn West continues to qualify as a mutual fund trust under the Tax Act, as it currently exists.

Debt Service

Amounts paid in respect of interest and principal on debt Penn West has incurred will reduce funds available for distributions. Variations in interest rates and any scheduled principal repayments could result in significant changes in the amount required to be applied to debt service.  Certain covenants in the agreements with Penn West's lenders may also limit distributions in certain circumstances. Increases in interest rates could also result in decreases to the market value of the Penn West Units.  Although Penn West believes its credit facilities and other debt instruments will be sufficient for Penn West's immediate requirements, there can be no assurance that the amount will be adequate for Penn West's future financial obligations or that additional funds will be able to be obtained.

Penn West's current credit agreement and other debt instruments are unsecured and Penn West must comply with certain financial debt covenants.  The lenders and other debt holders could, in the future, be provided with security over substantially all of Penn West's assets.  In the event that Penn West becomes unable to pay its debt service charges or otherwise commit an event of default such as bankruptcy, the lender or other debt holders may foreclose on or sell Penn West's oil and gas and other assets.

Asset Write-Downs

Canadian GAAP require that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in Penn West's consolidated financial statements.

Under Canadian GAAP, the amounts at which petroleum and natural gas property and equipment are carried as net assets on the balance sheet are subject to a cost-recovery or "ceiling" test, which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, Penn West will have to charge the amount of the excess to net income.  A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.  The value of oil and gas properties is highly dependent upon the prices of oil and natural gas.  Under U.S. GAAP, the estimated recoverable amounts are calculated based on estimated future net cash flows from proved reserves discounted at ten percent and using commodity prices in effect on the balance sheet date.  The use of discounting and constant prices results in a greater likelihood of a write down under U.S. GAAP than Canadian GAAP.

Canadian GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the Penn West Unit price may indicate goodwill impairment. As at December 31, 2006 and September 30, 2007 Penn West had $652 million recorded on its balance sheet as goodwill arising out of the merger with Petrofund.  An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions.

Canadian GAAP in respect of accounting for financial instruments may result in non-cash charges against income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and/or foreign exchange rates may result in a non-cash charge against income.  Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  Penn West's operations may require licenses from various governmental authorities.  There can be no assurance that Penn West will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Operational Matters

Acquiring, developing and exploring for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills.  Although Penn West maintains insurance in accordance with customary industry practice, Penn West is not fully insured against all of these risks.  Losses resulting from the occurrence of these risks could have a material adverse impact on Penn West.  Like other oil and natural gas trusts and companies, Penn West attempts to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in the jurisdictions where it operates but there can be no assurance that it will be successful in so protecting Penn West's assets.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property.  Operating costs on most properties have increased steadily over recent years.  To the extent the operator fails to perform these functions properly, operating income may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat Penn West's claim to certain of Penn West's oil and gas properties. A reduction of the income available for distributions could result in such circumstances.

Insurance

Penn West's involvement in the exploration for and development of oil and natural gas properties could subject Penn West to liability for pollution, blowouts, property damage, personal injury or other hazards.  Prior to commencing operations Penn West's operating entities obtain insurance in accordance with industry standards to address certain of these risks.  Such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, Penn West's operating entities may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Penn West. The occurrence of a significant event that Penn West is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Penn West's financial position, results of operations or prospects and will reduce cash flow otherwise distributable by Penn West.

Maintenance of Distributions

Future oil and natural gas reserves and hence revenues are highly dependent on Penn West's operating entities' success in exploiting existing properties and acquiring additional reserves.  Penn West also plans to distribute approximately 60 percent to 80 percent of its net cash flow to Penn West Unitholders rather than reinvesting it in reserve additions and production growth or maintenance.  Accordingly, if external sources of capital, including the issuance of additional Penn West Units, become limited or unavailable on commercially reasonable terms, Penn West's operating entities' ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired.  To the extent that Penn West's operating entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Penn West Unitholders will be reduced.  Additionally, Penn West cannot guarantee that it will be successful in exploring for and developing additional reserves or acquiring additional reserves on terms that meet Penn West's investment objectives.  Without these reserve additions, Penn West's reserves will deplete and as a consequence, either production from, or the average reserve life of, Penn West's properties will decline. Either decline may result in a reduction in the value of Penn West Units and in a reduction in cash available for distributions to Penn West Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Penn West's operating entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

Reliance on Management

Penn West Unitholders, including former Canetic Unitholders who become Penn West Unitholders pursuant to the Arrangement, will be dependent on the management of PWPL (including the new officers of PWPL to be appointed following completion of the Arrangement - see "-- Directors and Executive Officers of Penn West Upon Completion of the Arrangement" above) in respect of the administration and management of all matters relating to Penn West's operations.  Investors who are not willing to rely on the management of PWPL should not invest in the Penn West Units.

Potential Conflicts of Interest

Circumstances may arise where members of the Penn West Board or officers of PWPL are directors or officers of corporations, income trusts or other entities which are in competition to the interests of Penn West.  No assurances can be given that opportunities identified by such directors or officers will be provided to Penn West.

Expansion of Operations

The operations and expertise of management are currently focused on conventional oil and gas production and exploration and development in the Western Canadian Sedimentary Basin and, following completion of the Arrangement, in North Dakota, Montana and Wyoming in the United States.  In the future, Penn West may acquire oil and gas properties outside this geographic area.  In addition, the Penn West Trust Indenture does not limit Penn West's activities to oil and gas production and development, and Penn West could acquire other energy related assets, such as additional oil and natural gas processing plants, upgraders or pipelines.  Expansion of Penn West's activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors that may result in Penn West's future operational and financial conditions being adversely affected.

Net Asset Value

Penn West's net asset value from time to time will vary depending upon a number of factors beyond the control of management, including oil and gas prices.  The trading prices of the Penn West Units from time to time are also determined by a number of factors some of which are beyond the control of management and such trading prices may be greater or less than Penn West's net asset value.

Return of Capital

Penn West Units will have no value when the underlying petroleum and natural gas properties can no longer be economically produced and, as a result, cash distributions may not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.  Distributions can represent a return of or a return on Penn West Unitholders' capital.

Penn West Unitholders have a limited right to require Penn West to repurchase their Penn West Units, which is referred to as a redemption right.  It is anticipated that the redemption right will not be the primary mechanism for Penn West Unitholders to liquidate their investment.  The right to receive cash in connection with a redemption is subject to limitations.  Any securities which may be distributed in specie to Penn West Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities.  In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Nature of Penn West Units

The Penn West Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in PWPL.  The Penn West Units represent a fractional interest in Penn West's assets. As holders of Penn West Units, Penn West Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.  The rights of Penn West Unitholders are specifically set forth in the Penn West Trust Indenture.  In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases the Winding Up and Restructuring Act (Canada).  As a result, in the event of an insolvency or restructuring, a Penn West Unitholder's position as such may be quite different than that of a shareholder of a corporation.  Penn West's sole assets will be the net profit interests in the petroleum substances owned by its wholly-owned subsidiaries and trusts and other investments in securities of Penn West's operating entities, including debt instruments of such operating entities. The price per Penn West Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by Penn West and Penn West's ability to effect long-term growth in the value of Penn West's assets.  The market price of the Penn West Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and Penn West's ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Penn West Units.

The Penn West Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, Penn West is not a trust company and, accordingly, Penn West is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Penn West Trust Indenture provides that no Penn West Unitholder will be subject to any liability in connection with Penn West's obligations and affairs and, in the event that a court determines Penn West Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of Penn West's assets. Pursuant to the Penn West Trust Indenture, Penn West will indemnify and hold harmless each Penn West Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Penn West Unitholder resulting from or arising out of such Penn West Unitholder not having such limited liability.

The Penn West Trust Indenture provides that all written instruments signed by or on Penn West's behalf must contain a provision to the effect that such obligation will not be binding upon Penn West Unitholders personally. Personal liability may also arise in respect of claims against Penn West that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.  The Income Trusts Liability Act (Alberta) came into force on July 1, 2004.  The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force.

Penn West's operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Penn West Unitholders for claims against Penn West.

INFORMATION CONCERNING PENN WEST

The information concerning Penn West contained in this Information Circular has been provided by Penn West.  Although Canetic has no knowledge that would indicate that any of such information is untrue or incomplete, Canetic does not assume any responsibility for the accuracy or completeness of such information or the failure by Penn West to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Canetic.

General

Penn West is an open-end investment trust created on April 22, 2005 under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture, as amended and restated on June 30, 2006.  At that time, CIBC Mellon Trust Company was appointed as trustee under the Penn West Trust Indenture for a three year period.  The beneficiaries of Penn West are holders of the Penn West Units.  Penn West's principal and head office is located at 2200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

Penn West commenced operations under its current structure on June 1, 2005 after the completion of a plan of arrangement under the ABCA.  Pursuant to this plan of arrangement, holders of common shares of PWPL received three (3) Penn West Units for each one (1) of PWPL's common shares.

Effective June 30, 2006, Penn West completed a plan of arrangement (the "Petrofund Merger"), pursuant to which Penn West acquired Petrofund Energy Trust ("Petrofund") on the basis of an exchange of 0.60 of a Penn West Unit for each trust unit of Petrofund (an aggregate of 70.7 million Penn West Units were issued).  A special cash distribution in the amount of $1.10 per unit (an aggregate of $129.6 million) of Petrofund, of which $0.10 per unit was to align the distribution record dates of the trusts, was made immediately prior to the completion of the Petrofund Merger to the holders of units of Petrofund.  As a result of the acquisition, Penn West acquired 70.9 MMbbls of light/medium crude oil and NGLs, 0.7 MMbbls of heavy oil and 279.3 Bcf of natural gas on a proved reserve basis and 93.8 MMbbls of light/medium crude oil and NGLs, 1.0 MMbbls of heavy oil, 371.2 Bcf of natural gas on a proved plus probable reserve basis and 352,600 net acres of undeveloped land.  Penn West assumed $610.4 million of bank indebtedness of Petrofund in connection with the Petrofund Merger.  For additional information in respect of the Petrofund Merger, reference should be made to the Joint Information Circular and Proxy Statement of Penn West and Petrofund dated May 23, 2006 relating to the annual and special meeting of Penn West Unitholders and the special meeting of holders of units and the special voting unit of Petrofund, both held on June 28, 2006 to consider and approve, among other things, the Petrofund Merger.  A copy of this document may be obtained from the securities commissions or similar regulatory authorities in Canada through the SEDAR website at www.sedar.com.

PWPL is a corporation amalgamated and subsisting pursuant to the laws of Alberta.  PWPL is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada.  Penn West is the sole shareholder of PWPL.  The registered and head office of PWPL is located at 2200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

For further information regarding Penn West, its Subsidiaries and their respective business activities, including Penn West's inter-corporate relationships and organizational structure, see the Penn West AIF, which is incorporated by reference herein.

Documents Incorporated by Reference

Information in respect of Penn West has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PWPL, the administrator of Penn West, at 2200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8, Telephone (403) 693-2867.  In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com and through the EDGAR website at www.sec.gov .  For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained without charge from the Corporate Secretary of PWPL at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of Penn West, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where Penn West is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)           the Penn West AIF;

(b)	the material change report of Penn West dated September 25, 2007 regarding the entering into of the arrangement agreement with respect to the proposed Vault Acquisition;

(c)	the material change report of Penn West dated November 7, 2007 regarding the entering into of the Letter Agreement with respect to the proposed Arrangement with Canetic;

(d)	the information circular of Penn West dated May 4, 2007 relating to the annual general meeting of Penn West Unitholders held on June 8, 2007;

(e)
Appendix G to the Joint Information Circular and Proxy Statement of Penn West and Petrofund dated May 23, 2006, which consists of Penn West's pro forma financial statements in respect of the Petrofund Merger and the Compilation Report thereon;

(f)	the unaudited consolidated financial statements and notes thereto of Petrofund as at and for the three months ended March 31, 2006 and March 31, 2005;

(g)
the audited consolidated financial statements and notes thereto of Petrofund as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, together with the report of the auditors thereon;

(h)
the unaudited comparative interim consolidated financial statements of Penn West as at and for the three and nine months ended September 30, 2007 and management's discussion and analysis of financial condition and operating results of Penn West for the nine months ended September 30, 2007; and

(i)
the audited comparative consolidated financial statements and notes thereto of Penn West for the years ended December 31, 2006 and 2005, together with the report of the auditors thereon, and management's discussion and analysis of financial condition and operating results of Penn West for the year ended December 31, 2006.

The document incorporated by reference that is enumerated in paragraph (e) above (being Penn West's pro forma financial statements in respect of the Petrofund Merger and the Compilation Report thereon) reflects certain adjustments set forth under the column heading "Pro Forma ExploreCo Adjustments", which relate to a divestiture transaction that did not occur, but that has been determined by Penn West to be immaterial to Penn West.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by Penn West with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Proposed Vault Acquisition

On September 25, 2007, Penn West announced that it had entered into an arrangement agreement to acquire all of the outstanding trust units, exchangeable shares and warrants of Vault.  Upon completion of the acquisition, each Vault trust unit will be exchanged for 0.14 of a Penn West Unit and all Vault exchangeable shares will be exchanged for Penn West Units based on the exchange ratio for Vault trust units at the effective date of the arrangement.  Including the assumption of Vault's total debt (including the convertible debentures of Vault to be assumed by Penn West), Penn West anticipates that the total acquisition cost will be approximately $370 million.  Penn West anticipates that it will issue approximately 5.6 million Penn West Units in connection with the Vault Acquisition, which is anticipated to close on January 10, 2008.  As a result of the Vault Acquisition, Penn West will be required to offer to purchase the $99 million principal amount of outstanding Vault convertible debentures at a price of 101% of the principal amount.

In the Arrangement Agreement, the Parties have agreed that if Titan, VEI (a wholly-owned subsidiary of Vault) or 1336953 (an indirect wholly-owned subsidiary of Vault) is not an indirect wholly-owned subsidiary of Canetic or Penn West, as applicable, at the Effective Time, then the Parties will amend the Plan of Arrangement prior to the Effective Time to eliminate Titan, VEI and/or 1336953, as applicable, from the steps in the Plan of Arrangement or to eliminate steps in the Plan of Arrangement involving Titan, VEI and/or 1336953, as applicable, provided that such amendment must be set out in writing and filed with the Court.

Potential Acquisitions and Financings

Penn West continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy related assets as part of its ongoing acquisition program and various alternatives relating to the financing or refinancing of its debt and credit facilities.  Penn West is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, other than as disclosed herein, Penn West has not reached agreement on the price or terms of any potential material acquisitions nor any potential material financing or refinancing of its debt.  The Arrangement Agreement contains certain restrictions on the activity of Penn West in relation to either acquisitions or financings through either debt or equity until completion of the Arrangement, unless the prior written consent of Canetic is obtained.  Penn West cannot predict whether any current or future opportunities will result in one or more acquisitions or financings.

Significant Acquisitions

There are no acquisitions that Penn West has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Penn West has not yet filed a business acquisition report under National Instrument 51-102.  In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Distribution History

Penn West Unitholders of record on a distribution record date are entitled to receive distributions paid by Penn West in respect of that month.  Cash distributions are made on the 15th day (or if such day is not a Business Day on the preceding Business Day) following the end of each calendar month to Penn West Unitholders of record on the last Business Day of each such calendar month or such other date as determined from time to time by PWPL.

The following table sets forth the per Penn West Unit amount and the distribution payment date of monthly cash distributions paid by Penn West from January 2007 to present:

Paid in 2007	Distribution per Unit
January 15	$0.34
February 15	$0.34
March 15	$0.34
April 13	$0.34
May 15	$0.34
June 15	$0.34
July 13	$0.34
August 15	$0.34
September 14	$0.34
October 15	$0.34
November 15	$0.34
Declared Payable in 2007	Distribution per Unit
December 14	$0.34

For additional information respecting historical distribution payments to Penn West Unitholders and factors influencing the amount available for distribution to Penn West Unitholders, see "Corporate Governance - Distributions and Distribution Policy" and "Distributions to Unitholders" in the Penn West AIF.

The historical distribution payments made by Penn West may not be reflective of future distribution payments and future distributions are not assured.  Future distributions will be subject to the discretion of the Penn West Board and may vary depending on, among other things, the current and anticipated commodity price environment, production levels and capital expenditure requirements.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors" and "Information Concerning Penn West - Risk Factors".

If the Effective Date occurs on January 11, 2008, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Canetic Unitholders) will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on January 31, 2008, which is anticipated to be paid on February 15, 2008.

Price Range and Trading Volume of Penn West Units

The outstanding Penn West Units are listed and posted for trading on the TSX under the trading symbol "PWT.UN".  The outstanding Penn West Units are also listed on the NYSE under the trading symbol "PWE".  The following tables set forth the price range for and trading volume of the Penn West Units as reported by the TSX and the NYSE, respectively, for the periods indicated.

TSX

Period	High	Low	Volume (000's)
2005
Third Quarter	$36.63	$29.15	79,997
Fourth Quarter	$38.53	$30.07	78,375
2006
First Quarter	$44.69	$37.86	61,450
Second Quarter	$47.50	$38.85	59,780
Third Quarter	$47.77	$38.68	60,132
Fourth Quarter	$44.40	$31.60	107,667
2007
First Quarter	$36.88	$32.32	43,940
Second Quarter	$38.33	$33.11	42,261
Third Quarter	$36.09	$28.48	38,523
October	$31.83	$29.89	15,984
November	$30.27	$25.90	20,519

NYSE

Period	High	Low	Volume (000's)
2006
Third Quarter	US$42.99	US$34.63	32,781
Fourth Quarter	US$39.37	US$27.74	67,686
2007
First Quarter	US$31.81	US$27.50	50,626
Second Quarter	US$36.27	US$29.18	45,743
Third Quarter	US$34.58	US$26.47	50,234
October	US$33.04	US$30.57	17,972
November	US$32.17	US$26.06	28,650

On October 30, 2007, the last trading day on which the Penn West Units traded prior to announcement of the Arrangement, the closing price of the Penn West Units on the TSX was $30.59 and on the NYSE was US$32.21.  On November 30, 2007, the closing price of the Penn West Units on the TSX was $26.54 and on the NYSE was US$26.58.

Risk Factors

An investment in the Penn West Units is subject to certain risks.  Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Penn West AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular (see in particular "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors") and otherwise incorporated by reference herein.

Legal Proceedings

There are no outstanding legal proceedings material to Penn West to which Penn West or any of its Subsidiaries is a party or in respect of which any of their respective assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Penn West are KPMG LLP, Chartered Accountants, 2700, 205 - 5th Avenue S.W., Calgary, Alberta T2P 0S7.  The transfer agent and registrar for the Penn West Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information

Additional information relating to Penn West is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.  Financial information concerning Penn West is provided in its financial statements for the year ended December 31, 2006 and the nine months ended September 30, 2007 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR and EDGAR.

INFORMATION CONCERNING CANETIC

General

Canetic is an open-ended unincorporated trust established under the laws of the Province of Alberta pursuant to the Canetic Trust Indenture.  The principal office of Canetic is located at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

Canetic owns, directly or indirectly, all of the outstanding common shares of CRI and all of the outstanding unsecured subordinated promissory notes, royalty and net profit interests and securities of its other operating subsidiaries.  CRI and Canetic's other operating subsidiaries are actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, North Dakota, Montana and Wyoming.  Canetic participates in the funds flow from such business through its direct and indirect ownership of its operating subsidiaries' securities.

The following diagram sets forth the simplified organizational structure of Canetic:

Notes:
(1)	Canetic Unitholders own 100% of the equity of Canetic.
(2)	Cash distributions are made to Canetic Unitholders monthly based upon, among other things, Canetic's funds flow from operations.
(3)	Canetic receives royalty, interest, dividends and other distributions on or in respect of its operating subsidiaries' securities.

Documents Incorporated by Reference

Information in respect of Canetic has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Secretary of CRI at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6, toll-free number 1-877-539-6300, fax (403) 539-649.  In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com and through the EDGAR website at www.sec.gov.  For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained without charge from the Vice President, General Counsel and Secretary of CRI at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of Canetic, filed with the various securities commissions or similar authorities in each of the provinces of Canada where Canetic is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)           the Canetic AIF;

(b)
the audited consolidated balance sheets of Canetic as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years then ended, together with the notes thereto, the auditors' report thereon and the management's discussion and analysis in respect thereof;

(c)
the unaudited consolidated balance sheet of Canetic as at September 30, 2007 and the consolidated statements of earnings (loss), comprehensive income (loss) and deficit and cash flows for the three and nine months ended September 30, 2007 and 2006, together with the notes thereto and the management's discussion and analysis in respect thereof;

(d)	the information circular - proxy statement of Canetic in respect of Canetic's annual meeting of Canetic Unitholders held on May 9, 2007;

(e)	the Business Acquisition Report dated November 8, 2006 in respect of Canetic's acquisition of certain oil and natural gas interests on August 31, 2006 and effective June 1, 2006; and

(f)	the material change report dated November 7, 2007 in respect of the Arrangement and the Letter Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus filed by Canetic with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Recent Developments

Proposed Titan Acquisition

On October 18, 2007, Canetic announced that it had entered into a pre-acquisition agreement with Titan pursuant to which Canetic would make an offer to acquire all of the outstanding shares of Titan in exchange for 0.1917 of a Canetic Unit for each Titan Class A Share and 0.6609 of a Canetic Unit for each Titan Class B Share.  Canetic anticipates that the total transaction value is approximately $116 million, including the assumption of Titan's net debt of approximately $17.5 million.  Canetic expects that approximately 7.0 million Canetic Units will be issued pursuant to the transaction.  Canetic anticipates that this transaction will be completed on or about December 19, 2007.

In the Arrangement Agreement, the Parties have agreed that if Titan, VEI (a wholly-owned subsidiary of Vault) or 1336953 (an indirect wholly-owned subsidiary of Vault) is not an indirect wholly-owned subsidiary of Canetic or Penn West, as applicable, at the Effective Time, then the Parties will amend the Plan of Arrangement prior to the Effective Time to eliminate Titan, VEI and/or 1336953, as applicable, from the steps in the Plan of Arrangement or to eliminate steps in the Plan of Arrangement involving Titan, VEI and/or 1336953, as applicable, provided that such amendment must be set out in writing and filed with the Court.

Potential Acquisitions

Canetic continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy related assets as part of its ongoing acquisition program.  Canetic is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material.  As of the date hereof, other than as otherwise disclosed herein, Canetic has not reached agreement on the price or terms of any potential material acquisitions.  The Arrangement Agreement contains certain restrictions on the activity of Canetic in relation to acquisitions until completion of the Arrangement, unless the prior written consent of Penn West is obtained.  Canetic cannot predict whether any current or future opportunities will result in one or more acquisitions for Canetic.

Significant Acquisitions

There are no acquisitions that Canetic has completed within 75 days prior to the date of this Information Circular that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102 and for which Canetic has not yet filed a business acquisition report under National Instrument 51-102.  In addition, other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the appendices hereto), there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Distribution History

Canetic makes cash distributions in amounts equal to the interest, dividend and other income of Canetic, net of its administrative expenses.  In addition, Canetic Unitholders may, at the discretion of the Canetic Board, receive distributions in respect of repayments of principal made by CRI to Canetic on the unsecured subordinated notes issued by CRI to Canetic.  CRI retains a portion of its funds flow from operations over time to fund capital expenditures and distributes the balance to Canetic.  The actual percentage retained by CRI is subject to the discretion of the Canetic Board and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.  CRI's credit facilities and other agreements with lenders may limit its ability to pay distributions.  See also "Information Concerning Canetic - Risk Factors".

Cash distributions are made on or about the 15th day of each month to Canetic Unitholders of record on the immediately preceding distribution record date.  The following table sets forth the per Canetic Unit amount of monthly cash distributions paid by Canetic from January 2007 to present:

Paid in 2007	Distribution per Unit
January 15	$0.19
February 15	$0.19
March 15	$0.19
April 13	$0.19
May 15	$0.19
June 15	$0.19
July 13	$0.19
August 15	$0.19
September 14	$0.19
October 15	$0.19
November 15	$0.19
Declared Payable in 2007	Distribution per Unit
December 14	$0.19

For additional information respecting historical distribution payments to Canetic Unitholders and factors influencing the amount available for distribution to Canetic Unitholders, see "Distributions" in the Canetic AIF.

The historical distribution payments made by Canetic may not be reflective of future distribution payments and future distributions are not assured.  Future distributions will be subject to the discretion of the Canetic Board and may vary depending on, among other things, the current and anticipated commodity price environment, production levels and capital expenditure requirements.  See "Risk Factors".

If the Effective Date occurs on January 11, 2008, as currently scheduled, the first distribution of Penn West that all Penn West Unitholders (including former Canetic Unitholders) will be eligible to receive following the Effective Date is the distribution anticipated to be paid to Penn West Unitholders of record on January 31, 2008, which is anticipated to be paid on February 15, 2008.  For information regarding Penn West's cash distributions to its unitholders, see "Information Concerning Penn West - Distribution History". The Penn West Board has resolved to maintain its current distribution level of $0.34 per Penn West Unit for the distributions to be paid on January 15, 2008 to Penn West Unitholders of record on December 31, 2007 and on February 15, 2008 to Penn West Unitholders of record on January 31, 2008 (including former Canetic Unitholders who continue to hold Penn West Units on January 31, 2008).  The amount of future cash distributions will be subject to the discretion of the Penn West Board and may vary depending on a variety of factors, including fluctuations in commodity prices, production levels and capital expenditure requirements.  See "Pro Forma Information of Penn West After Giving Effect to the Arrangement - Risk Factors".

Price Range and Trading Volume of Canetic Units

The outstanding Canetic Units are listed and posted for trading on the TSX under the trading symbol "CNE.UN" and on the NYSE under the symbol "CNE".  The following table sets forth the price range for and trading volume of the Canetic Units as reported by the TSX (from January 9, 2006) and NYSE (from February 15, 2006) for the periods indicated.

	Toronto Stock Exchange			New York Stock Exchange
Period	High (C$)	Low (C$)	Volume (000's)	High (US$)	Low (US$)	Volume (000's)

2006

January	24.60	23.12	16,629	-	-	-
February	24.63	20.82	18,810	21.14	18.72	3,196
March	24.49	21.86	19,381	21.35	18.88	7,965
April	25.50	23.70	11,500	22.45	20.74	6,263
May	24.43	21.94	17,887	22.16	19.50	6,031
June	24.63	20.44	14,105	22.35	18.38	6,725
July	23.80	22.01	9,143	21.00	19.61	4,226
August	23.69	22.16	18,204	21.40	19.72	11,098
September	22.98	18.15	22,535	20.81	16.25	15,647
October	20.64	16.40	28,495	18.30	14.37	27,143
November	18.00	13.70	63,722	16.15	12.04	10,716
December	16.85	15.76	17,329	14.74	13.65	4,384

2007

January	16.44	14.75	20,962	13.80	12.58	35,463
February	15.13	14.29	14,255	13.04	12.15	29,001
March	15.81	14.28	12,888	13.67	12.10	30,537
April	15.51	14.72	9,310	13.82	12.84	24,074
May	17.34	14.76	10,761	16.05	13.35	39,758
June	18.10	16.16	10,369	16.97	14.90	32,709
July	17.59	15.15	10,848	16.79	14.36	25,964
August	16.17	13.77	13,323	15.10	12.80	33,606
September	15.40	14.05	7,627	15.46	13.85	22,408
October	15.57	14.76	14,234	16.26	15.00	36,159
November	15.45	13.29	13,401	16.45	13.35	33,125

On October 30, 2007, the last trading day on which the Canetic Units traded prior to announcement of the Arrangement, the closing price of the Canetic Units on the TSX was $14.80 and on the NYSE was US$15.53.  On November 30, 2007, the closing price of the Canetic Units on the TSX was $13.55 and on the NYSE was US$13.71.

Risk Factors

An investment in the Canetic Units is subject to certain risks.  Investors should carefully consider the risk factors described under the heading "Risk Factors" in the Canetic AIF incorporated by reference in this Information Circular, as well as the risk factors set forth elsewhere in this Information Circular.

Legal Proceedings

There are no outstanding legal proceedings material to Canetic to which Canetic or any of its Subsidiaries is a party or in respect of which any of their respective assets or properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Canetic are Deloitte & Touche LLP, Independent Registered Chartered Accountants, 3000 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta is the registrar and transfer agent for the Canetic Units and the Canetic Debentures in Canada.  Computershare Trust Company, Inc. at its principal offices in Golden, Colorado, is the registrar and transfer agent for the Canetic Units in the United States.

Additional Information

Additional information relating to Canetic is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.  Financial information concerning Canetic is provided in its financial statements for the year ended December 31, 2006 and the nine months ended September 30, 2007 and the accompanying management's discussion and analysis, both of which can be accessed on SEDAR and EDGAR.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of CRI to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of CRI who will be specifically remunerated therefor.  Canetic has also engaged Kingsdale Shareholder Services Inc. to act as proxy solicitation agent to encourage the return of proxies and voting instructions by Canetic Unitholders and to solicit proxies and voting instructions in favour of the Arrangement Resolution and the other matters to be considered at the Meeting.  Canetic does not expect that the costs in respect of such services will exceed $180,000 plus out of pocket expenses.  All costs of the solicitation for the Meeting will be borne by Canetic.

Any questions or requests for assistance may be directed to the proxy solicitation agent for the Arrangement, Kingsdale Shareholder Services Inc., at the contact information set forth on the back cover of this Information Circular.

The information set forth below generally applies to registered holders of Canetic Units.  If you are a beneficial holder of Canetic Units (i.e., your Canetic Units are held through a broker, financial institution or other nominee), please see "Information Circular and Proxy Statement - Advice to Beneficial Holders of Canetic Units" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Canetic Units.  The Persons named in the enclosed form of proxy are directors and officers of CRI.  A Canetic Unitholder desiring to appoint a Person (who need not be a Canetic Unitholder) to represent such Canetic Unitholder at the Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  The form of proxy must be received by Computershare Trust Company of Canada not later than  4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting.  Failure to so deposit a form of proxy shall result in its invalidation.

A Canetic Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Canetic Unitholder or by his attorney duly authorized in writing or, if the Canetic Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada not later than 4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Record Date for determination of Canetic Unitholders entitled to receive notice of and to vote at the Meeting is November 30, 2007.  Only Canetic Unitholders whose names have been entered in the register of Canetic Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, even if such Canetic Unitholders have disposed of their Canetic Units following the Record Date.  Holders of Canetic Units who acquire Canetic Units after the Record Date will not be entitled to vote such Canetic Units at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Canetic Unitholder or his or her attorney authorized in writing, or if the Canetic Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Canetic).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Canetic Units in respect of which they are appointed in accordance with the direction of the Canetic Unitholder appointing them.  In the absence of such direction, the Canetic Units will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined.  At the date of this Information Circular, management of CRI knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  Holders of Canetic Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Voting by Telephone

Canetic Unitholders may use any touch-tone telephone to transmit their voting instructions.  To do so, Canetic Unitholders must telephone toll-free 1-866-732-VOTE (8683) (English only) and follow the instructions provided.  Canetic Unitholders should have the form of proxy in hand when they call.  Each Canetic Unitholders' 13 digit control number is located on the form of proxy at the bottom left hand side.  If you vote by telephone, your vote must be received not later than 4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting.  Canetic Unitholders cannot use the telephone voting service if they wish to designate another person to attend and vote on their behalf at the Meeting.

Voting by Internet

Canetic Unitholders may use the internet at www.investorvote.com to transmit their voting instructions and for electronic delivery of information.  Canetic Unitholders should have the form of proxy in hand when they access the web site.  Canetic Unitholders will be prompted to enter their Control Number, Holder Account Number and Access Number which are located on the form of proxy.  If Canetic Unitholders vote by internet, their vote must be received not later than 4:30 p.m. (Calgary time) on Friday, January 4, 2008 or the third Business Day prior to the date of any adjournment of the Meeting.  The website may be used to appoint a proxy holder to attend and vote on a Canetic Unitholder's behalf at the Meeting and to convey a Canetic Unitholder's voting instructions.  Please note that if a Canetic Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Canetic Unitholder may resubmit their proxy, prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Voting Securities and Principal Holders Thereof

As at November 26, 2007, there were 231,687,314 Canetic Units issued and outstanding.  To the knowledge of the directors and officers of CRI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Canetic Units entitled to more than 10% of the votes which may be cast at the Meeting.

Indebtedness of Directors and Executive Officers of CRI

CRI is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of CRI, a proposed nominee for election as a director of CRI, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of Canetic, indebted to Canetic or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of Canetic has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Canetic or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Information Circular (including the documents incorporated by reference herein and the Appendices hereto), CRI is not aware of any material interest, direct or indirect, of any informed person of Canetic, any nominee director of CRI, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of Canetic's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Canetic or any of its subsidiaries.

For the purposes of this Information Circular an "informed person" means a director or executive officer of CRI, a director or executive officer of a person or company that is itself an "informed person" or Subsidiary of Canetic and any person or company who beneficially owns, directly or indirectly, voting securities of Canetic or who exercises control or direction over voting securities of Canetic or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Canetic.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each holder of Canetic Units at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a)	each Canetic Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting;

(b)	the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Canetic Unitholders, either in person or by proxy, at the Meeting; and

(c)
the quorum at the Meeting shall be two or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent (5%) of the outstanding Canetic Units.  If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 21 days and not more than 60 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting.  Not less than ten days' prior written notice shall be given of the time and place of the adjourned meeting.  If at such adjourned meeting a quorum is not present, the Canetic Unitholders present in person or by proxy shall be a quorum for all purposes.

APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.
the arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Canetic Resources Trust ("Canetic") dated November 30, 2007 (the "Information Circular"), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:

(a)	the amendments to the Canetic Trust Indenture and constating documents of Canetic:

(i)	to provide for redemption of all the issued and outstanding Canetic Units (other than the two (2) Canetic Units to be held by Penn West);

(ii)	to cause the Canetic Units held by Dissenting Unitholders to be transferred to Canetic, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii)	otherwise to the extent necessary to facilitate the Arrangement;

(b)
the acquisition by AcquisitionCo of the Canetic Units held by the Canetic Unitholders who elect to exchange their Canetic Units for Penn West Units in a taxable exchange for Canadian federal income tax purposes in exchange for the distribution of Penn West Units by AcquisitionCo to such former Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each Canetic Unit;

(c)	the sale by Canetic of all of the Canetic Assets to Penn West and the assumption by Penn West of the Canetic Assumed Liabilities pursuant to the applicable provisions of the Plan of Arrangement; and

(d)
the redemption by Canetic of the Canetic Units issued and outstanding on the Effective Date (other than the two (2) Canetic Units to be held by Penn West) in exchange for the issuance of Penn West Units to former Canetic Unitholders on the basis of 0.515 of a Penn West Unit for each Canetic Unit, be and are hereby authorized and approved;

2.
the arrangement agreement (the "Arrangement Agreement") dated effective October 30, 2007 among Penn West, PWPL, Canetic and CRI, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of CRI may, without further notice to or approval of the holders of trust units of Canetic, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.
any director or officer of CRI is hereby authorized, for and on behalf of CRI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.	capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

A-2

APPENDIX B

INTERIM ORDER

Action No. 0701-12260

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING CANETIC RESOURCES TRUST, PENN WEST ENERGY TRUST, CANETIC RESOURCES INC., CANETIC APF LIMITED PARTNERSHIP, CANETIC SASKATCHEWAN TRUST, CANETIC SR PARTNERSHIP, TREND ENERGY INC., 1167639 ALBERTA LTD., 1141702 ALBERTA LTD., 990009 ALBERTA INC., PENN WEST CANETIC ACQUISITION LTD., PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., CERTAIN OTHER INDIRECT WHOLLY-OWNED SUBSIDIARIES OF CANETIC RESOURCES TRUST AND PENN WEST ENERGY TRUST, AND CANETIC UNITHOLDERS

BEFORE THE HONOURABLE MADAM JUSTICE K.M. HORNER IN CHAMBERS	) ) )	AT THE COURT HOUSE AT CALGARY, ALBERTA, ON THE 30TH DAY OF NOVEMBER, 2007

INTERIM ORDER

UPON the Petition (the "Petition") of Canetic Resources Trust ("Canetic") and Canetic Resources Inc. ("CRI") (Canetic and CRI, unless the context otherwise requires, are together referred to as "Canetic");

AND UPON reading the Petition and the Affidavit of J. Paul Charron, President and Chief Executive Officer of CRI (the "Affidavit"), filed;

AND UPON hearing counsel for Canetic and counsel for Penn West Energy Trust ("Penn West");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)
the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of Canetic (the "Information Circular"), a draft copy of which is attached as Exhibit A to the Affidavit of J. Paul Charron; and

(b)
all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.	The proposed course of action is an "Arrangement" within the definition of the ABCA and the Petitioners may proceed with the Plan of Arrangement, as described in the Affidavit.

IT IS HEREBY FURTHER ORDERED THAT:

General

2.	Canetic shall seek approval of the Arrangement by the holders of trust units of Canetic (the "Canetic Unitholders") in the manner set forth below.

Meeting

3.
Canetic shall call and conduct a meeting (the "Meeting") of Canetic Unitholders on or about January 9, 2008.  At the Meeting, Canetic Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.
A quorum at the Meeting shall be two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Canetic Units.  If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 21 days and not more than 60 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting.  Not less than ten days' prior written notice shall be given of the time and place of the adjourned meeting.  If at such adjourned meeting a quorum is not present, the Canetic Unitholders present in person or by proxy shall be a quorum for all purposes.

5.
Each Canetic Unit entitled to vote at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting.  The Board of Directors of CRI has fixed a record date for the Meeting of November 30, 2007 (the "Record Date").  Only Canetic Unitholders whose names have been entered on the register of Canetic Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 5, even if such Canetic Unitholders have disposed of their Canetic Units following the Record Date.  Holders of Canetic Units who acquire their Canetic Units after the Record Date will not be entitled to vote such Canetic Units at the Meeting.

Meeting

6.	The Chairman of the Meeting shall be any officer or director of Canetic.

7.
The only persons entitled to attend and speak at the Meeting shall be Canetic Unitholders or their authorized representatives, Canetic's directors and officers and its auditors, and the Executive Director.

8.
The number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Canetic Unitholders, either in person or by proxy, in respect of the Arrangement Resolution at the Meeting.

9.	To be valid a proxy must be deposited with Canetic in the manner described in the Information Circular.

10.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

11.
The registered Canetic Unitholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

12.	In order for a Canetic Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)
the Canetic Unitholder's written objection to the Arrangement Resolution must be received by Canetic c/o its counsel Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Brock W. Gibson by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting;

(b)	a dissenting Canetic Unitholder shall not have voted his or her Canetic Units at the Meeting either by proxy or in person, in favour of the Arrangement Resolution;

(c)
a holder of Canetic Units may not exercise the right of dissent in respect of only a portion of the holder's Canetic Units but may dissent only with respect to all of the Canetic Units held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.

13.	The fair value of the Canetic Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Canetic Unitholders.

14.
Subject to further order of this Court, the rights available to the Canetic Unitholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Canetic Unitholders with respect to the Arrangement Resolution.

15.
Notice to the Canetic Unitholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Canetic Units shall be given by including information with respect to this right in the Information Circular to be sent to the Canetic Unitholders in accordance with paragraph 16 of this Order.

Notice

16.
An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of J. Paul Charron with amendments thereto as counsel for Canetic may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to the Canetic Unitholders at the addresses for such holders recorded in the records of Canetic at the close of business on the Record Date and to the directors and auditors of Canetic.  In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

17.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

18.
Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Canetic Unitholders, the directors and auditors of Canetic and the Executive Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Canetic may consider fit.

Final Application

19.
Subject to further Order of this Court and provided that the Canetic Unitholders have approved the Arrangement in the manner directed by this Court and the directors of CRI have not revoked that approval, Canetic may proceed with an application for approval of the Arrangement and the Final Order on January 9, 2008 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.  Subject to the Final Order, and to the issuance of the Certificate, all Canetic Unitholders, Canetic, CRI, Penn West, Penn West Petroleum Ltd., the respective subsidiaries of Canetic and Penn West and all other persons will be bound by the Arrangement in accordance with its terms.

20.
Any Canetic Unitholder or any other interested party (together, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Canetic on or before noon on January 4, 2008 a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court.  Service of this notice on Canetic shall be effected by service upon the solicitors for Canetic, Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8, Attention: Brock W. Gibson.

21.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 20 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

22.	Canetic is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"Madam Justice Karen M. Horner"
J.C.Q.B.A.
ENTERED at Calgary, Alberta, November 30, 2007.

"V.A. Brandt "
Clerk of the Court of Queen's Bench

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

Among

PENN WEST ENERGY TRUST

and

PENN WEST PETROLEUM LTD.

and

CANETIC RESOURCES TRUST

and

CANETIC RESOURCES INC.

Effective October 30, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	9
1.3	Number, etc.	10
1.4	Date for Any Action	10
1.5	Entire Agreement	10
1.6	Currency	10
1.7	Accounting Matters	10
1.8	Disclosure in Writing	10
1.9	Interpretation Not Affected by Party Drafting	10
1.10	Trust Power and Capacity	10
1.11	Exhibit	11
ARTICLE 2 THE ARRANGEMENT		11
2.1	Plan of Arrangement	11
2.2	Interim Order	11
2.3	Information Circular and Meeting	12
2.4	Employees	12
2.5	Effective Date	13
2.6	Canetic Special Distribution	13
2.7	United States Tax Considerations	13
2.8	Post-Closing Wind-up	14
ARTICLE 3 COVENANTS		14
3.1	Covenants of Penn West and PWPL	14
3.2	Covenants of Canetic and CRI	18
3.3	Mutual Covenants Regarding the Arrangement	23
3.4	Mutual Covenants Regarding Non-Solicitation	24
3.5	Provision of Information; Access	27
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		27
4.1	Representations and Warranties of Penn West	27
4.2	Representations and Warranties of Canetic	38
4.3	Privacy Issues	49
ARTICLE 5 CONDITIONS PRECEDENT		51
5.1	Mutual Conditions Precedent	51
5.2	Additional Conditions to Obligations of Penn West and PWPL	53
5.3	Additional Conditions to Obligations of Canetic and CRI	54
5.4	Notice and Effect of Failure to Comply with Conditions	55
5.5	Satisfaction of Conditions	56
ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		56
6.1	Penn West Damages	56
6.2	Canetic Damages	57
6.3	Liquidated Damages	57
ARTICLE 7 AMENDMENT		58
7.1	Amendment of Agreement	58
7.2	Amendment of Plan of Arrangement	58
7.3	Alternative Transaction	59
ARTICLE 8 TERMINATION		59
8.1	Termination	59
ARTICLE 9 NOTICES		60
9.1	Notices	60

ARTICLE 10 GENERAL		61
10.1	Binding Effect	61
10.2	Assignment	61
10.3	Disclosure	61
10.4	Costs	61
10.5	Severability	61
10.6	Further Assurances	61
10.7	Time of Essence	62
10.8	Governing Law	62
10.9	Waiver	62
10.10	Third Party Beneficiaries	62
10.11	Obligations	62
10.12	Counterparts	63

EXHIBIT A        -           PLAN OF ARRANGEMENT

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 30th day of October, 2007,

AMONG:

PENN WEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "Penn West")

AND:

PENN WEST PETROLEUM LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "PWPL")

AND:

CANETIC RESOURCES TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "Canetic")

AND:

CANETIC RESOURCES INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "CRI")

WHEREAS:

A.                      The Parties originally entered into the Original Agreement and now desire, in accordance with Section 2 of the Original Agreement, to enter into this Agreement to implement the merger of Penn West and Canetic and the other transactions contemplated by the Original Agreement, which Agreement shall supersede and replace the Original Agreement;

B.                      the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.                      the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means, with respect to Penn West or Canetic, as the case may be, any inquiry or the making of any proposal to such Party or its unitholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of the Securities Act (Alberta)) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of 20% or more of the voting securities of such Party or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement; except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets";

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the exhibit hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Applicable Canadian Securities Laws", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Canetic Meeting;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"Canetic" means Canetic Resources Trust, a trust organized under the laws of the Province of Alberta and governed by the Canetic Trust Indenture;

"Canetic 6.5% 2005 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

"Canetic 6.5% 2006 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

"Canetic 8.0% Debentures" means the 8.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

"Canetic 9.4% Debentures" means the 9.4% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

"Canetic 11.0% Debentures" means the 11.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

"Canetic Administration Agreement" means the agreement dated January 5, 2006 between CRI and the Canetic Trustee providing for the administration of Canetic;

"Canetic Balance Sheet" has the meaning ascribed thereto in Section 4.2(p);

"Canetic Board of Directors" means the board of directors of CRI as it may be comprised from time to time;

"Canetic Change of Control Payments" has the meaning ascribed thereto in Section 2.4(c);

"Canetic Credit Facilities" means Canetic's unsecured covenant based syndicated credit facility with an aggregate borrowing limit of $1.6 billion that matures on May 31, 2009 (unless further extended), plus a $50 million operating facility;

"Canetic Damages Event" has the meaning set forth in Section 6.2;

"Canetic Debenture Indenture" means: (i) in the case of the Canetic 11.0% Debentures, the Canetic 8.0% Debentures and the Canetic 6.5% 2006 Debentures, the trust indenture dated December 17, 2002 among Acclaim Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; (ii) in the case of the Canetic 6.5% 2005 Debentures, the trust indenture dated May 16, 2005 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; and (iii) in the case of the Canetic 9.4% Debentures, the trust indenture dated July 3, 2003 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; governing the terms and conditions of the respective Canetic Debentures;

"Canetic Debenture Trustee" means Computershare Trust Company of Canada, in the case of the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures and the Canetic 11.0% Debentures, and Olympia Trust Company, in the case of the Canetic 9.4% Debentures;

"Canetic Debentureholders" means the holders from time to time of Canetic Debentures;

"Canetic Debentures" means, collectively, the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures, the Canetic 9.4% Debentures and the Canetic 11.0% Debentures;

"Canetic Disclosure Letter" means the disclosure letter dated effective October 30, 2007 from Canetic and CRI to Penn West and PWPL;

"Canetic DRIP" means the distribution reinvestment and optional unit purchase plan of Canetic;

"Canetic Employee Unit Ownership Plan" means the Employee Unit Ownership Plan established for employees of CRI and affiliated companies of CRI dated effective July 1, 2002 and amended and restated effective January 1, 2005 and January 5, 2006;

"Canetic Employees" means the employees of Canetic's Subsidiaries;

"Canetic Employment Agreements" means the employment agreements between CRI and each of its senior officers;

"Canetic Fairness Opinion" has the meaning set forth in Section 4.2(v) hereof;

"Canetic Financial Statements" means, collectively, the audited comparative consolidated financial statements of Canetic as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Canetic as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"Canetic Incentive Plans" means, collectively, the Canetic Unit Award Incentive Plan and the Canetic Employee Unit Ownership Plan;

"Canetic Information" means the information to be included in the Canetic Information Circular describing Canetic and its business, operations and affairs and the matters to be considered at the Canetic Meeting;

"Canetic Information Circular" means the information circular of Canetic to be sent by Canetic to the Canetic Unitholders in connection with the Canetic Meeting;

"Canetic Material Agreements" means, collectively, the Canetic Trust Indenture, the Canetic Administration Agreement, the Canetic Unit Award Incentive Plan, the Canetic Credit Facilities and the Canetic Debenture Indenture;

"Canetic Meeting" means the special meeting of Canetic Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"Canetic Employee Plans" has the meaning ascribed thereto in Section 4.2(w);

"Canetic Reserve Reports" has the meaning ascribed thereto in Section 4.2(aa);

"Canetic Rights" means, collectively, all rights to receive or acquire Canetic Units under the Canetic Incentive Plans;

"Canetic Special Distribution" has the meaning set forth in Section 2.6 hereof;

"Canetic Trust Indenture" means the amended and restated trust indenture dated as of January 5, 2006 among 1198329 Alberta Ltd., the settlor and the Canetic Trustee;

"Canetic Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the Canetic Trust Indenture;

"Canetic Unit Award Incentive Plan" means, collectively, the 2006 Unit Award Incentive Plan of Canetic governing the issuance of Canetic Units to service providers to Canetic and its affiliates and the Executive Unit Award Agreements made pursuant to such plan;

"Canetic Unitholders" means the holders from time to time of Canetic Units;

"Canetic Units" means the trust units of Canetic;

"Closing Time" shall be 2:30 p.m. (Calgary time) on the Effective Date, unless otherwise agreed to by Penn West and Canetic;

"Code" has the meaning ascribed thereto in Section 2.7;

"Combination Transactions" has the meaning ascribed thereto in Section 2.7;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

"Confidential Information" has the meaning ascribed thereto in Section 3.4(d);

"Confidentiality Agreements" means, collectively, the confidentiality and standstill agreements dated October 17, 2007 between Canetic and Penn West;

"Continuing Employees" has the meaning set forth in Section 2.4(a);

"Court" means the Court of Queen's Bench of Alberta;

"CRI" means Canetic Resources Inc., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of Canetic;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Canetic Unitholders, the Canetic Debentureholders, the Penn West Arrangement Parties (as defined in the Plan of Arrangement) and the Canetic Arrangement Parties (as defined in the Plan of Arrangement), as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GAAP" has the meaning ascribed thereto in Section 1.7;

"GLJ" means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and the NYSE, as applicable);

"Material Adverse Change" or "Material Adverse Effect" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Laws (including Tax Laws) and royalties, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof, or (v) any changes or effects arising from matters permitted or contemplated by this Agreement, the Penn West Disclosure Letter, the Canetic Disclosure Letter or consented to or approved in writing by the Other Party;

"Material Subsidiary" means a Subsidiary, the total assets of which constitute more than 5% of the consolidated assets of Penn West or Canetic (as applicable) as at September 30, 2007, or the total revenues of which constitute more than 5% of the consolidated revenues of Penn West or Canetic (as applicable) for the nine month period ended September 30, 2007;

"NYSE" means the New York Stock Exchange;

"Original Agreement" means the letter agreement dated October 30, 2007 among Penn West, PWPL, Canetic and CRI;

"Other Party" means (i) with respect to Penn West and PWPL, Canetic and CRI, and (ii) with respect to Canetic and CRI, Penn West and PWPL;

"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means Penn West and PWPL or Canetic and CRI, as the case may be;

"Penn West" means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the Penn West Trust Indenture;

"Penn West Administration Agreement" means the administration agreement dated May 31, 2005 between PWPL and the Penn West Trustee;

"Penn West Balance Sheet" has the meaning ascribed thereto in Section 4.1(p);

"Penn West Board of Directors" means the board of directors of PWPL as it may be comprised from time to time;

"Penn West Credit Facilities" means (i) the unsecured, extendible, revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion that matures on August 25, 2010, (ii) the unsecured demand credit facility with an aggregate borrowing limit of $250 million that matures on December 31, 2008, and (iii) the Penn West Senior Unsecured Notes;

"Penn West Damages Event" has the meaning set forth in Section 6.1;

"Penn West Disclosure Letter" means the disclosure letter dated effective October 30, 2007 from Penn West and PWPL to Canetic and CRI;

"Penn West DRIP" means the distribution reinvestment and optional unit purchase plan of Penn West;

"Penn West Employees" means the employees of Penn West's Subsidiaries;

"Penn West Employment Agreements" means the employment agreements between PWPL and each of its senior officers;

"Penn West Fairness Opinion" has the meaning set forth in Section 4.1(v) hereof;

"Penn West Financial Statements" means, collectively, the audited comparative consolidated financial statements of Penn West as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon, and the unaudited comparative consolidated financial statements of Penn West as at and for the three and nine month periods ended September 30, 2007 and 2006, together with the notes thereto;

"Penn West Incentive Plan" means the trust unit rights incentive plan of Penn West;

"Penn West Information" means the information to be included in the Canetic Information Circular describing Penn West and its business, operations and affairs;

"Penn West Material Agreements" means, collectively, the Penn West Trust Indenture, the Penn West Administration Agreement, the Penn West NPI Agreements and the Penn West Credit Facilities;

"Penn West NPI Agreements" means, collectively, the net profits interest agreement dated May 31, 2005 between Penn West and PWPL, the net profits interest agreement dated November 8, 2005 between PWPL and Penn West and the net profits interest agreement dated November 8, 2005 between Petrofund Ventures Trust and Penn West;

"Penn West Employee Plans" has the meaning ascribed thereto in Section 4.1(w);

"Penn West Partnership" means Penn West Petroleum, a general partnership organized under the laws of the Province of Alberta, the partners of which are PWPL and Trocana Resources Inc.;

"Penn West Reserve Report" has the meaning ascribed thereto in Section 4.1(aa);

"Penn West Rights" means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

"Penn West Savings Plan" means the employee trust unit savings plan pursuant to which employee contributions and Penn West contributions are used to acquire Penn West Units;

"Penn West Senior Unsecured Notes" means the U.S. $475 million principal amount of senior unsecured notes issued by PWPL;

"Penn West Trust Indenture" means the amended and restated trust indenture dated effective as of June 30, 2006 between PWPL and the Penn West Trustee;

"Penn West Trustee" means CIBC Mellon Trust Company, in its capacity as the trustee under the Penn West Trust Indenture;

"Penn West Unitholders" means the holders from time to time of Penn West Units;

"Penn West Units" means the trust units of Penn West;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

"Public Record" means all information filed by either Penn West or Canetic, as the case may be, after December 31, 2006 with any Securities Authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"PWPL" means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

"Receiving Party" has the meaning ascribed thereto in Section 3.4(c);

"Receiving Party Securities" has the meaning ascribed thereto in Section 3.4(c);

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

"Responding Party" has the meaning ascribed thereto in Section 3.4(c);

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"Sproule" means Sproule Associates Limited;

"Subsidiary" has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Penn West or Canetic, as the case may be);

"Superior Proposal" has the meaning set forth in Section 3.4(b)(v)(A);

"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Canetic (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"Tax Returns" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"Titan" means Titan Exploration Ltd., a corporation amalgamated under the ABCA;

"Titan Acquisition" means the proposed acquisition by Canetic of all of the issued and outstanding shares of Titan through the issuance of approximately 7.0 million Canetic Units to former Titan shareholders, which Canetic anticipates to be completed on or about December 19, 2007;

"TSX" means the Toronto Stock Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

"Vault" means Vault Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta; and

"Vault Acquisition" means the proposed acquisition by Penn West of all of the issued and outstanding trust units of Vault through the issuance of approximately 5.6 million Penn West Units, which Penn West anticipates to be completed on or about January 10, 2008.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including without limitation the Original Agreement.

1.6	Currency

All references to "$" or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Penn West, include disclosure to Penn West or its representatives, or in the case of disclosure to Canetic, include disclosure to Canetic or its representatives.

1.9	Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Trust Power and Capacity

In this Agreement references to the power and capacity of Penn West and Canetic, as the case may be, are deemed to be references to that of the Penn West Trustee and the Canetic Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta, and pursuant to the powers of the trustees specified in the Penn West Trust Indenture and the Canetic Trust Indenture, respectively.

1.11	Exhibit

The following exhibit attached hereto is incorporated into and forms an integral part of this Agreement:

A           -           Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1	Plan of Arrangement

(a)
The Parties agree to carry out the Arrangement pursuant to which (among other things) holders of Canetic Units shall receive, for each Canetic Unit held, 0.515 of a Penn West Unit, all as more particularly described in the Plan of Arrangement attached as Exhibit A hereto.

(b)	The Arrangement has been and shall continue to be structured:

(i)	to allow Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes; and

(ii)	such that the issuance of the Penn West Units under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act.

(c)
Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL, file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Canetic Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and related matters to be considered at the Canetic Meeting.

(d)
Provided all necessary approvals for the Arrangement Resolution are obtained from the Canetic Unitholders, Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL, submit the Arrangement to the Court and apply for the Final Order.

(e)
Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Penn West and PWPL on the one hand and Canetic and CRI on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2	Interim Order

The Interim Order shall provide that:

(a)	the securities of Canetic for which holders shall be entitled to vote on the Arrangement Resolution at the Canetic Meeting shall be the Canetic Units;

(b)	each Canetic Unitholder shall be entitled to one vote for each Canetic Unit held by such holder; and

(c)	the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Canetic Unitholders present in person or by proxy at the Canetic Meeting.

2.3	Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, Canetic and CRI shall, with assistance from and the participation of Penn West and PWPL: (i) prepare the Canetic Information Circular and cause such circular to be mailed to the Canetic Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and (ii) convene the Canetic Meeting.

2.4	Employees

(a)
Unless otherwise agreed among the Parties not less than one week prior to the Effective Date in accordance with Section 3.3(b), the employment of all Canetic Employees and all Penn West Employees (the "Continuing Employees") will be continued by PWPL or CRI (or their amalgamation successor) or one of their respective Subsidiaries, as the case may be.  The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

(b)
In the event that the employment of any Canetic Employee or any Penn West Employee is not continued as a Continuing Employee by PWPL or CRI (or their amalgamation successor) or one of their respective Subsidiaries and such employee is thereby entitled to a severance payment, or such employee is otherwise entitled to a severance payment at law, the amount of such severance payment shall be agreed on by the Parties, acting reasonably.

(c)
The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Canetic Unit Award Incentive Plan and the Canetic Employment Agreements.  The Canetic Disclosure Letter sets forth a bona fide, good faith estimate by Canetic, having regard to the assumptions set forth therein, of all obligations of Canetic pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Canetic incentive plan (including, without limitation, the Canetic Employment Agreements and the Canetic Incentive Plans), arising directly as a result of the Arrangement (collectively, the "Canetic Change of Control Payments").  For greater certainty, the Canetic Change of Control Payments disclosed in the Canetic Disclosure Letter exclude any severance payments that may become payable as a result of the events described in Section 2.4(b).

(d)	(i)
The Parties agree that upon approval of the Arrangement by Canetic Unitholders, and prior to the Effective Date, all outstanding Canetic Unit entitlements under the Canetic Unit Award Incentive Plan and Canetic Employment Agreements (including any Canetic Unit entitlements constituting Canetic Change of Control Payments) shall be paid in Canetic Units to be issued from treasury (and, for greater certainty, shall not be paid in cash), which will entitle the holders of such Canetic Units to participate in the Arrangement on the same basis as all other Canetic Unitholders at the Effective Time (and, if declared by the Canetic Board of Directors, in its discretion, pursuant to Section 2.6, will entitle the holders of such Canetic Units to receive the Canetic Special Distribution).

(i)	Each of Canetic and CRI shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of CRI immediately following the Effective Time.

(ii)
The Parties agree that the Canetic Change of Control Payments that are payable in cash shall be paid to the Canetic Employees entitled thereto immediately following the Effective Time concurrent with the execution of mutual releases in substantially the forms thereof appended to the Canetic Employment Agreements.

(e)
The Parties acknowledge that the Arrangement will not result in a "change of control" or any other form of accelerated vesting for the purposes of the Penn West Incentive Plan and any executive employment or change of control agreements applicable to Penn West Employees or the directors of PWPL (including the Penn West Employment Agreements) and will not constitute a "change of control" or result in accelerated vesting for the purposes of any other employment or consulting services agreement, incentive, bonus or similar plan.

2.5	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 11, 2008 or as soon thereafter as reasonably practicable and in any event by January 30, 2008.  The parties agree that the Effective Date will not occur on a date that would have the result of a Canetic Unitholder not being entitled to receive a distribution payable by Penn West in the month following the month in which the Effective Date occurs.

2.6	Canetic Special Distribution

The Parties agree that Canetic may declare and pay a special cash distribution in the amount of Cdn. $0.09 per Canetic Unit (the "Canetic Special Distribution"), which Canetic Special Distribution shall be payable to Canetic Unitholders of record on or about the close of business on the Business Day immediately preceding the Effective Date.

2.7	United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement ("Combination Transactions"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "Code").  This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).  Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions.  Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Canetic and the Canetic Unitholders.

2.8	Post-Closing Wind-up

On the date after the Effective Date, Penn West shall cause Canetic to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Canetic as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Penn West shall be the sole unitholder and equity holder in Canetic.  Furthermore, Canetic shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1	Covenants of Penn West and PWPL

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Canetic (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Penn West's affairs and the business of PWPL and each of Penn West's other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Penn West shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except as set forth in the Penn West Disclosure Letter, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.34 per Penn West Unit and any interest and principal payments required to be made on Penn West's outstanding convertible debentures (including those of Vault that may be assumed by Penn West), if any; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Penn West or any of its Subsidiaries (other than to Penn West or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units (including Penn West Rights), pursuant to the proposed Vault Acquisition on the terms previously publicly announced, pursuant to the Penn West Savings Plan, pursuant to the Penn West DRIP or to the employees hired after the date hereof in a manner consistent with past practice; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Penn West Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Penn West will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record or previously disclosed to Canetic in writing): (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $20  million or $50 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $20 million individually or $50 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Canetic and CRI prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Penn West or any of its Subsidiaries with any other Person, other than pursuant to the Vault Acquisition, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Penn West, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets with an acquisition cost in excess of $20 million individually or $50 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement (and, for greater certainty, Penn West may amend or terminate and replace some or all of the Penn West Credit Facilities and secure such additional credit facilities as is necessary to complete the Arrangement); (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Penn West Financial Statements or otherwise in the ordinary course of business,  (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
neither Penn West nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)
Penn West shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(f)
Penn West shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend the terms of any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, (including the Penn West Incentive Plan, the Penn West Rights and the Penn West Savings Plan); or (v) advance any loan to any officer, director or any other party not at arm's length to Penn West or its Subsidiaries;

(g)
Penn West shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Penn West will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)
each of Penn West and PWPL shall cause the Penn West Board of Directors to be reconstituted at the Effective Time such that it is comprised of 12 members, four of whom are current directors of CRI and eight of whom are current directors of PWPL (which directors will be the individuals identified as such in the Canetic Information Circular, unless the Parties agree otherwise prior to the Effective Time);

(i)
the Penn West Board of Directors shall reconstitute PWPL's management team at the Effective Time such that it shall be comprised of the individuals to be identified in the Canetic Information Circular and who shall hold the offices to be set out in the Canetic Information Circular, unless the Parties agree otherwise prior to the Effective Time;

(j)	Penn West and PWPL shall not amend the outstanding Penn West Rights;

(k)
Penn West shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(l)
Penn West shall promptly notify Canetic in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Penn West, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Penn West in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Penn West shall in good faith discuss with Canetic any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Penn West, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Canetic pursuant to this provision;

(m)
Penn West shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n)
Penn West shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Canetic on or prior to the Effective Date;

(o)
Penn West shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Penn West;

(p)
Penn West will assist Canetic in the preparation of the Canetic Information Circular and provide to Canetic, in a timely manner, all information as may be reasonably requested by Canetic with respect to Penn West and its directors and officers for inclusion in the Canetic Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Canetic to meet the standard referred to in Section 3.2(o) with respect to Penn West, the Arrangement and the transactions to be considered at the Canetic Meeting;

(q)
Penn West shall indemnify and save harmless Canetic and the directors, officers and agents of Canetic and CRI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Canetic or CRI, or any director, officer or agent thereof, may be subject or which Canetic or CRI, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Canetic Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Canetic Information Circular or in any material filed by or on behalf of Penn West in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Penn West Units; and

(iii)	Penn West not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Penn West shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Canetic Information included in the Canetic Information Circular or the negligence of Canetic;

(r)
except for non-substantive communications with securityholders, Penn West will furnish promptly to Canetic or Canetic's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Penn West in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s)
Penn West will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Penn West in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(t)
if required, for so long as (i) any "affiliate" (as such term is defined in Rule 405 under the U.S. Securities Act) of Canetic (determined immediately prior to the Closing Time) holds Penn West Units that were received in exchange for its Canetic Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Penn West Units by such affiliate within the United States, Penn West shall make available adequate current public information with respect to Penn West as contemplated by Rule 144(c) under the U.S. Securities Act;

(u)
Penn West shall use its reasonable commercial efforts to organize its affairs so as to enable it to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 within the time periods required for such compliance;

(v)
prior to the Effective Date, Penn West will: (i) make application to list the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and on the NYSE, and make application for the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement; and (ii) use its reasonable commercial efforts to obtain approval for the listing of such Penn West Units on the TSX and on the NYSE and the supplemental listing of such assumed Canetic Debentures on the TSX; and

(w)
Penn West shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Penn West shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2	Covenants of Canetic and CRI

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Penn West (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Canetic's affairs and the business of CRI and each of Canetic's other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Canetic shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) except as set forth in the Canetic Disclosure Letter, amend its constating documents; (ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, trust units, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.19 per Canetic Unit, the Canetic Special Distribution as contemplated by Section 2.6 hereof, and any interest and principal payments required to be made on the Canetic Debentures; (iii) except with respect to the Canetic Special Distribution contemplated by Section 2.6 hereof, make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) except as contemplated pursuant to the Canetic Disclosure Letter, issue or agree to issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Canetic or any of its Subsidiaries (other than to Canetic or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units (including the Canetic Rights), pursuant to the proposed Titan Acquisition on the terms previously publicly announced, pursuant to the Canetic Employee Unit Ownership Plan, pursuant to the Canetic DRIP, or to employees hired after the date hereof in a manner consistent with past practice; (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to the Canetic Trust Indenture); (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Canetic will not, and will not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following (except as previously disclosed on the Public Record or previously disclosed to Penn West in writing): (i) except as disclosed in writing to Penn West in the Canetic Disclosure Letter, sell, pledge, dispose of or encumber any assets having an individual value in excess of $10 million or $25 million in the aggregate, other than production in the ordinary course of business; (ii) expend or commit to expend more than $10 million individually or $25 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Penn West or PWPL prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) reorganize, amalgamate, merge or otherwise combine Canetic or any of its Subsidiaries with any other Person, other than pursuant to the Titan Acquisition; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of Canetic, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets with an acquisition cost in excess of $10 million individually or $25 million in the aggregate; (vii) except to effect the payment of the Canetic Special Distribution, incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Canetic Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
except so as to permit the acceleration of the vesting of Canetic Rights as contemplated by Section 2.4, neither Canetic nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)
Canetic shall not, and shall cause each of its Subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and except pursuant to the Canetic Change of Control Payments;

(f)
except to make the Canetic Change of Control Payments and to permit accelerated vesting and payment of currently outstanding Canetic Rights as contemplated in Section 2.4, Canetic shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements (including the Canetic Incentive Plans and the Canetic Rights); or (v) advance any loan to any officer, director or any other party not at arm's length to Canetic and its Subsidiaries;

(g)
Canetic shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Canetic will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)
each of Canetic and CRI shall use its commercially reasonable efforts to ensure that all outstanding Canetic Rights are either paid, issued, terminated, expired or surrendered prior to the Effective Time, provided that other than as contemplated by Section 2.4, Canetic and CRI shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Canetic Rights, except to permit the accelerated vesting and payment of Canetic Rights (if required) and to cause the payment, issue, cancellation, termination, expiry or surrender of the Canetic Rights prior to the Effective Time without payment therefor;

(i)
Canetic shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)
Canetic shall promptly notify Penn West in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Canetic, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Canetic in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Canetic shall in good faith discuss with Penn West any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Canetic, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Penn West pursuant to this provision;

(k)
Canetic shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l)
Canetic shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Penn West on or prior to the Effective Date;

(m)
Canetic shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Canetic;

(n)	Canetic shall provide notice to Penn West of the Canetic Meeting and allow Penn West's representatives to attend such meeting;

(o)
subject to compliance by Penn West with Section 3.1(p), Canetic will ensure that the Canetic Information Circular provides Canetic Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Penn West Information in the Canetic Information Circular in the form approved by Penn West, acting reasonably, and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by Canetic or Penn West that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Canetic Board of Directors that the Arrangement and the payment of the Canetic Special Distribution is fair to Canetic Unitholders and is in the best interests of Canetic and Canetic Unitholders, and include the unanimous recommendation of the Canetic Board of Directors that the Canetic Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Canetic's financial advisor dated as of the date of the Canetic Information Circular that the consideration to be received by the Canetic Unitholders under the Arrangement and the Canetic Special Distribution is fair, from a financial point of view, to Canetic Unitholders; provided that, notwithstanding the covenants of Canetic in this subsection, prior to the completion of the Arrangement, the Canetic Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Canetic Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1;

(p)
Canetic shall indemnify and save harmless Penn West and the directors, officers and agents of Penn West and PWPL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Penn West or PWPL, or any director, officer or agent thereof, may be subject or which Penn West or PWPL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Canetic Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Canetic Information Circular or in any material filed by or on behalf of Canetic in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Canetic Units; and

(iii)	Canetic not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Canetic shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Penn West Information included in the Canetic Information Circular or the negligence of Penn West;

(q)
except for proxies and other non-substantive communications with securityholders, Canetic will furnish promptly to Penn West or Penn West's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Canetic in connection with: (i) the Arrangement and the Canetic Special Distribution; (ii) the Canetic Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r)
Canetic shall solicit proxies to be voted at the Canetic Meeting in favour of matters to be considered at the Canetic Meeting, including the Arrangement Resolution, provided that Canetic may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(s)
Canetic shall conduct the Canetic Meeting in accordance with the Canetic Trust Indenture and any instrument governing the Canetic Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(t)
Canetic will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Canetic in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(u)
in the event that dissent rights are given to Canetic Unitholders under the terms of the Interim Order, Canetic shall promptly advise Penn West of the number of Canetic Units for which Canetic receives notices of dissent or written objections to the Arrangement and provide Penn West with copies of such notices and written objections;

(v)
prior to the Effective Date, Canetic will cooperate with Penn West in making application to list the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and on the NYSE, and in making application for the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and Canetic will make arrangements with the TSX and NYSE to effect the Canetic Special Distribution as contemplated in this Agreement; and

(w)
Canetic shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, and Canetic shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Penn West, PWPL, Canetic and CRI will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)
to, not less than one week prior to the Effective Date, agree to the list of Canetic Employees and Penn West Employees who will not be Continuing Employees and the amounts payable in respect of severance obligations to those Canetic Employees and Penn West Employees who will not be Continuing Employees, if any, and to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees;

(c)
to, prior to the completion of the Canetic Information Circular, agree on the eight members of the existing Penn West Board of Directors that will remain on the Penn West Board of Directors following the Effective Time, and to agree on the four members of the existing Canetic Board of Directors that will be appointed to the Penn West Board of Directors at the Effective Time, such that the Penn West Board of Directors is comprised of 12 members at the Effective Time, and to disclose the proposed members of the reconstituted Penn West Board of Directors in the Canetic Information Circular;

(d)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e)
to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Penn West and Canetic will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PWPL and CRI, subject in all cases to the Confidentiality Agreements;

(f)
reasonably cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that Canetic shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by the Canetic Unitholders;

(g)	cause the mailing of the Canetic Information Circular to the Canetic Unitholders to occur as soon as reasonably practicable following the date hereof and in any event by December 28, 2007; and

(h)	to amend the Plan of Arrangement prior to the Effective Time:

(i)
to eliminate Titan from any of the steps in the Plan of Arrangement or eliminate steps in the Plan of Arrangement involving Titan, as applicable, if Titan is not as at the Effective Time, a wholly-owned subsidiary of Canetic; and

(ii)
to eliminate 1336953 Alberta Ltd. and VEI from any of the steps in the Plan of Arrangement or eliminate steps in the Plan of Arrangement involving 1336953 Alberta Ltd. and VEI, as applicable, if 1336953 Alberta Ltd. and VEI are not as at the Effective Time, wholly-owned subsidiaries of PWPL;

provided that such amendment must be set out in writing and filed with the Court.

3.4	Mutual Covenants Regarding Non-Solicitation

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)
Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for unitholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Other Party, copies of all information provided to such Party and all other information reasonably requested by the Other Party), within 24 hours of the receipt thereof, shall keep the Other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's questions with respect thereto; and

(vi)
comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminate this Agreement in accordance with Section 8.1(e) or Section 8.1(f), as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable, to the Other Party.

(c)
Any Party in receipt of a Superior Proposal (a "Receiving Party") shall give the Other Party (the "Responding Party"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Receiving Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this Agreement and the Arrangement to provide the holders of Penn West Units or the Canetic Units, as applicable, (the "Receiving Party Securities") with a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)
Each Party agrees that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(e)
Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party's officers, directors, employees, investment bankers, advisers or representatives.

3.5	Provision of Information; Access

From and after the date hereof, each Party shall provide the Other Party and its representatives access, during normal business hours and at such other time or times as Canetic and Penn West may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Canetic or Penn West, as the case may be, all information concerning its business, properties and personnel as Canetic or Penn West may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Canetic and Penn West to be in a position to expeditiously and efficiently integrate the business and operations of each of Canetic and Penn West immediately upon but not prior to the Effective Date.  Without limitation, representatives of each Party will be permitted to attend the Other Party's weekly operations meetings.  Each Party agrees to keep the Other Party fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Canetic and Penn West.  Each Party shall confer with and obtain the Other Party's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Penn West

Each of Penn West and PWPL hereby jointly and severally make the representations and warranties set forth in this Section 4.1 to and in favour of Canetic and CRI and acknowledge that each of Canetic and CRI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.1, all references to Penn West shall be deemed to be references to Penn West and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)
Organization and Qualification. Penn West and each Subsidiary of Penn West that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  Penn West Partnership and each other Subsidiary of Penn West that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership. PWPL and each other Subsidiary of Penn West that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted.  Penn West and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Penn West. Copies of the constating documents of Penn West (including the Penn West Trust Indenture and the Penn West Administration Agreement) provided to CRI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative to this Agreement. PWPL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Penn West, as applicable, and each of Penn West and PWPL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Penn West and PWPL of the Arrangement have been duly authorized by the Penn West Board of Directors and no other proceedings on the part of Penn West or PWPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Penn West and PWPL and constitutes a legal, valid and binding obligation of each of Penn West and PWPL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Material Subsidiaries. Penn West has no Material Subsidiaries other than PWPL, Penn West Partnership and Petrofund Ventures Trust.

(d)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Penn West and PWPL nor the consummation of the Arrangement nor compliance by Penn West and PWPL with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Penn West or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Penn West Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Penn West, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Penn West is a party or to which it, or any of its properties or assets, may be subject or by which Penn West is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Penn West or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Penn West, or significantly impede the ability of Penn West to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Penn West; and

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, (A) there is no legal impediment to Penn West's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Penn West in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Penn West, or significantly impede the ability of Penn West to consummate the Arrangement.

(e)
Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Penn West and PWPL, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Penn West or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Penn West which, if successful, would reasonably be expected to have a Material Adverse Effect on Penn West, or would significantly impede the ability of Penn West to consummate the Arrangement.

(f)	Taxes, etc.

(i)
All Tax Returns required to be filed by or on behalf of Penn West have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Penn West with respect to items or periods covered by such Tax Returns.

(ii)
Penn West has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP.

(iii)
For all periods ended on and after December 31, 2006, Penn West has made available to Canetic true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Penn West or on behalf of Penn West relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Penn West.

(iv)	No material deficiencies exist or have been asserted with respect to Taxes of Penn West.

(v)
Penn West is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Penn West and PWPL, has such an event been asserted or threatened against Penn West or any of its assets that would have a Material Adverse Effect on Penn West. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Penn West.  No audit by tax authorities of Penn West is in process or pending, to the knowledge of Penn West, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Penn West.

(vi)
Penn West has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Penn West arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Penn West.

(g)
Reporting Issuer Status. Penn West is a reporting issuer (where such concept exists) in all provinces of Canada (other than Nova Scotia, Prince Edward Island and Newfoundland and Labrador) and is in material compliance with all Applicable Canadian Securities Laws therein.  The Penn West Units are registered pursuant to Section 12 of the U.S. Exchange Act and Penn West is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002.  The Penn West Units are listed and posted for trading on the TSX and the NYSE and Penn West is in material compliance with the rules of the TSX and the NYSE.

(h)
Capitalization. As of the date hereof, the authorized capital of Penn West consists of an unlimited number of Penn West Units, an unlimited number of Special Voting Units (as defined in the Penn West Trust Indenture) and an unlimited number of Penn West Special Units (as defined in the Penn West Trust Indenture).  As of the date hereof, there were issued and outstanding not more than 241.5 million Penn West Units, nil Special Voting Units and nil Penn West Special Units.  Other than: (i) the Penn West Rights and not more than 14.5 million Penn West Units reserved for issuance pursuant to the Penn West Rights that are currently issued and outstanding under the Penn West Incentive Plan and Penn West Savings Plan (with an aggregate of 22,502,707 Penn West Units reserved for issuance pursuant to such plans), (ii) Penn West Units which may be issued pursuant to the Penn West DRIP, (iii) not more than 5.6 million Penn West Units that will be issued pursuant to the proposed Vault Acquisition, and (iv) the two issues of Vault convertible debentures that will be assumed by Penn West in connection with the proposed Vault Acquisition, being the 8% convertible debentures in the principal amount of $48,671,000 (which will have a conversion price of $82.14 per Penn West Unit) and the 7.2% convertible debentures in the principal amount of $50 million (which will have a conversion price of $75.00 per Penn West Unit) (the securities listed in Subsections 4.1(h)(i) through (iv) are collectively, the "Penn West Instruments"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Penn West of any securities of Penn West (including Penn West Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West (including Penn West Units).  All outstanding Penn West Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Penn West Units issuable pursuant to the Penn West Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)
Ownership of Subsidiaries. As of the date hereof, Penn West is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Penn West with good title thereto free and clear of any and all encumbrances.  There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Penn West's Subsidiaries of any securities of Penn West's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West's Subsidiaries.  All outstanding securities of Penn West's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Penn West Units or any other securities of Penn West has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Penn West and PWPL, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)
Material Agreements. There are no agreements material to the conduct of Penn West's  affairs or businesses, as applicable, except for those agreements disclosed in the Public Record, or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Penn West is not in material default under any such agreement.

(l)
Filings. Penn West has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PWPL will deliver to CRI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Penn West with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Canetic, as to which Penn West and PWPL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)
No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Penn West has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Penn West has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Penn West.

(n)
Books and Records. The records and minute books of Penn West and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)
Reports. As of their respective dates: (i) the Penn West Financial Statements, (ii) Penn West's Annual Information Form dated March 22, 2007 (including all documents incorporated by reference therein), (iii) Penn West's information circular and proxy statement for the annual general meeting of Penn West Unitholders held on June 8, 2007, (iv) all Penn West press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007, (v) Penn West's annual report of Form 40-F filed with the SEC on March 29, 2007, and (vi) all prospectuses or other offering documents used by Penn West in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. Since January 1, 2007, Penn West has not filed any material change reports which continue to be confidential.  The Penn West Financial Statements and other financial statements of Penn West included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Penn West on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Penn West on a consolidated basis. There has been no material change in Penn West's accounting policies, except as described in the notes to the Penn West Financial Statements, since January 1, 2006.

(p)	Absence of Undisclosed Liabilities. Except as disclosed in the Penn West Disclosure Letter, Penn West has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Penn West Financial Statements (the "Penn West Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Penn West Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Penn West Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Penn West.

(q)
Environmental. Except as disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of Penn West, nor has Penn West been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Penn West. All operations of Penn West have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Penn West.  Penn West is not subject to nor are Penn West or PWPL aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Penn West, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Penn West.

(r)
Title. Although they do not warrant title, neither Penn West nor PWPL has any knowledge or is aware of any defects, failures or impairments in the title of Penn West to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Penn West, or (iii) the current consolidated cash flow of Penn West.

(s)
Licences. Except as disclosed in the Public Record, Penn West has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Penn West.

(t)
Compliance with Laws. Penn West has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Penn West or on the ability of Penn West to consummate the Arrangement.

(u)
Long Term and Derivative Transactions. Except as disclosed in the Public Record or as otherwise disclosed in writing to Canetic prior to the date hereof, Penn West has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)
Fairness Opinion.  The Penn West Board of Directors received a verbal opinion on October 30, 2007 from Scotia Waterous Inc. that the consideration to be offered by Penn West to the Canetic Unitholders pursuant to the proposed Arrangement is fair, from a financial point of view, to the Penn West Unitholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Canetic Information Circular (the "Penn West Fairness Opinion").

(w)
Employee Benefit Plans.  Penn West has made available to Canetic prior to the date hereof true, complete and correct copies of each employee benefits plan (the "Penn West Employee Plans") covering active, former or retired employees of Penn West, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Penn West Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Penn West Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Penn West and PWPL, there are no pending or anticipated material claims against or otherwise involving any of the Penn West Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Penn West Employee Plan activities) has been brought against or with respect to any Penn West Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Penn West Employee Plans have been made or provided for, and (vi) Penn West has no material obligations for retiree health and life benefits under any Penn West Employee Plan.

(x)
Insurance. Policies of insurance are in force as of the date hereof naming Penn West as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Penn West operates.  All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)
Indebtedness To and By Officers, Directors and Others. Penn West is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Penn West, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Penn West.

(z)
No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Penn West is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Penn West in a particular manner or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would have a Material Adverse Effect on Penn West (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Penn West from engaging in this business or from competing with any Person or in any geographic area.

(aa)
Information to Independent Engineer. Penn West and PWPL have no reason to believe that the report prepared by GLJ dated February 28, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West as of December 31, 2006 (the "Penn West Reserve Report") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Canetic Information Circular, whether in addition to or as a replacement to the Penn West Reserve Report, was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, which may or may not be material, Penn West and PWPL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Penn West has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Penn West, in each case as at the effective dates of such reports and, in particular, all material information respecting the interests of Penn West in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(bb)
No Insider Rights. No director, officer, insider or other party not at arm's length to Penn West has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Penn West.

(cc)
Debt. As at September 30, 2007, Penn West's debt (being Penn West's total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations), did not exceed $2.1 billion.

(dd)	No Defaults under Leases and Agreements.

(i)
Penn West has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Penn West's oil and gas assets to which Penn West is a party or by or to which Penn West or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)	To its knowledge:

(A)	Penn West is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Penn West.

(ee)
No Encumbrances. Penn West has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Penn West Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff)
No Reduction of Interests. Except as is reflected in the Penn West Reserve Report, none of Penn West's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Penn West except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Penn West.

(gg)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Penn West's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Penn West.

(hh)	Production Allowables and Production Penalties.

(i)
None of the wells in which Penn West holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Penn West has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)
Penn West has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Penn West.

(ii)	Operation and Condition of Wells. All wells in which Penn West holds an interest:

(i)
for which Penn West was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)
for which Penn West was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Penn West.

(jj)	Operation and Condition of Tangibles. Penn West's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which Penn West was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Penn West was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Penn West was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Penn West was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Penn West.

(kk)
Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Penn West's oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Penn West Financial Statements in excess of $25 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Canetic prior to the date hereof.

(ll)
Brokers and Finders. Penn West has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Penn West as financial advisors in connection with certain matters including the transactions contemplated hereby (copies of which engagement agreements have been provided to Canetic). After the payment of such financial obligations to Penn West's financial advisors, Penn West will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm)
Employment and Officer Obligations. Other than the Penn West Employment Agreements, PWPL's existing employee health and benefit plans, the Penn West Incentive Plan and the Penn West Savings Plan, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Penn West.  Except as otherwise agreed by the Parties, the obligations of Penn West under the Penn West Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Penn West incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)), shall be nil.

(nn)
Confidentiality Agreements. All agreements entered into by Penn West with persons other than Canetic regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Penn West or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and Penn West has not waived the standstill or other provisions of any of such agreements.

(oo)
Outstanding Acquisitions. Other than the proposed Vault Acquisition and as disclosed in the Penn West Disclosure Letter, Penn West has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $20 million individually or $50 million in the aggregate.

(pp)	Mutual Fund Trust. Penn West is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(qq)	Place of Principal Offices. The principal offices of Penn West are not located within the United States.

(rr)
Location of Assets and U.S. Sales. Penn West and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss)	Foreign Private Issuer. Penn West is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt)
Investment Company and PFIC. Penn West is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Penn West was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(uu)	Off-Balance Sheet Arrangements. Penn West does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(vv)
Board Approval. Subject to the delivery of the Penn West Fairness Opinion, the Penn West Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Penn West and the Penn West Unitholders, and has unanimously determined that the Arrangement is fair to Penn West Unitholders.

(ww)
Disclosure.  To the knowledge of Penn West, Penn West has not withheld from Canetic any material information or documents concerning Penn West or any of its Subsidiaries or their respective assets or liabilities during the course of Canetic's review of Penn West and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Canetic by Penn West pursuant hereto (including without limitation, any matter disclosed by Penn West in the Penn West Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.2	Representations and Warranties of Canetic

Each of Canetic and CRI hereby jointly and severally make the representations and warranties set forth in this Section 4.2 to and in favour of Penn West and PWPL and acknowledge that each of Penn West and PWPL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.2, all references to Canetic shall be deemed to be references to Canetic and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a)
Organization and Qualification. Canetic and each Subsidiary of Canetic that is a trust is a trust duly created and validly existing under the Laws of the jurisdiction of its formation and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted.  Each Subsidiary of Canetic that is a partnership is a partnership duly created and validly existing under the Laws of the jurisdiction of its formation, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of such partnership as now conducted by such partnership.  CRI and each other Subsidiary of Canetic that is a corporation is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted.  Canetic and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Canetic.  Copies of the constating documents of Canetic (including the Canetic Trust Indenture and the Canetic Administration Agreement) provided to PWPL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)
Authority Relative to this Agreement. CRI has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Canetic, as applicable, and each of Canetic and CRI has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Canetic and CRI of the Arrangement have been duly authorized by the Canetic Board of Directors and, subject to the requisite approval of the Canetic Unitholders, no other proceedings on the part of Canetic or CRI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Canetic and CRI and constitutes a legal, valid and binding obligation of each of Canetic and CRI enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Material Subsidiaries. Canetic has no Material Subsidiaries other than CRI, Canetic ABC Commercial Trust, Canetic ABC Limited Partnership, Canetic Energy Partnership and Canetic SEP Energy Partnership.

(d)	No Violations. Except as disclosed in the Canetic Disclosure Letter, or as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Canetic and CRI nor the consummation of the Arrangement nor compliance by Canetic and CRI with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Canetic or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Canetic Material Agreements or the articles, by-laws, shareholder agreements or other constating document of Canetic, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Canetic is a party or to which it, or any of its properties or assets, may be subject or by which Canetic is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Canetic or any of its properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Canetic, or significantly impede the ability of Canetic to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Canetic; and

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post-Arrangement, and except for the requisite approval of Canetic Unitholders, (A) there is no legal impediment to Canetic's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Canetic in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Canetic, or significantly impede the ability of Canetic to consummate the Arrangement.

(e)
Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Canetic and CRI, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Canetic or affecting or that would reasonably be expected to affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of Canetic which, if successful, would reasonably be expected to have a Material Adverse Effect on Canetic, or would significantly impede the ability of Canetic to consummate the Arrangement.

(f)	Taxes, etc. Except as disclosed in the Canetic Disclosure Letter:

(i)
all Tax Returns required to be filed by or on behalf of Canetic have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Canetic with respect to items or periods covered by such Tax Returns;

(ii)
Canetic has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2006 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)
for all periods ended on and after December 31, 2006, Canetic has made available to Penn West true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Canetic or on behalf of Canetic relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Canetic;

(iv)	no material deficiencies exist or have been asserted with respect to Taxes of Canetic;

(v)
Canetic is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Canetic and CRI, has such an event been asserted or threatened against Canetic or any of its assets that would have a Material Adverse Effect on Canetic. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Canetic. No audit by tax authorities of Canetic is in process or pending, to the knowledge of Canetic, which individually, or in aggregate, could reasonably be expected to have a Material Adverse Effect on Canetic; and

(vi)
Canetic has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2006 (or such amounts are fully funded) for all pension or other employee benefit obligations of Canetic arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Canetic.

(g)
Reporting Issuer Status. Canetic is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein.  The Canetic Units are registered pursuant to Section 12 of the U.S. Exchange Act and Canetic is in material compliance with all applicable U.S. Securities Laws, including the Sarbanes Oxley Act of 2002.  The Canetic Units are listed and posted for trading on the TSX and the NYSE, the Canetic Debentures are listed and posted for trading on the TSX, and Canetic is in material compliance with the rules of the TSX and the NYSE.

(h)
Capitalization. As of the date hereof, the authorized capital of Canetic consists of an unlimited number of Canetic Units, an unlimited number of Special Trust Units (as defined in the Canetic Trust Indenture), an unlimited number of Special Voting Units (as defined in the Canetic Trust Indenture) and $263 million aggregate principal amount of Canetic Debentures.  As of the date hereof, there were issued and outstanding not more than 232.0 million Canetic Units, nil Special Trust Units, nil Special Voting Units and not more than $263 million aggregate principal amount of Canetic Debentures.  Other than: (i) the Canetic Rights and not more than 3,082,513 Canetic Units issuable pursuant to awards to receive or acquire Canetic Units that are issued and outstanding under the Canetic Unit Award Incentive Plan, (ii) Canetic Units which may be issued pursuant to the Canetic DRIP, (iii) not more than 7.0 million Canetic Units that will be issued pursuant to the proposed Titan Acquisition, and (iv) not more than 10.6 million Canetic Units reserved for issuance on conversion of the Canetic Debentures (the securities listed in Subsection 4.2(h)(i) through (iv) are collectively, the "Canetic Securities Instruments"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Canetic of any securities of Canetic (including Canetic Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Canetic (including Canetic Units).   All outstanding Canetic Units and Canetic Debentures have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Canetic Units issuable pursuant to the Canetic Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)
Ownership of Subsidiaries. As of the date hereof, Canetic is the beneficial direct or indirect owner of all of the outstanding shares, trust units and partnership units, as applicable, of the Subsidiaries of Canetic with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Canetic's Subsidiaries of any securities of Canetic's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of Canetic's Subsidiaries.  All outstanding securities of Canetic's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Canetic Units, the Canetic Debentures or any other securities of Canetic has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Canetic and CRI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)
Material Agreements. There are no agreements material to the conduct of Canetic's affairs or businesses, as applicable, except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Canetic is not in material default under any such agreement.

(l)
Filings. Except as disclosed in writing to Penn West in the Canetic Disclosure Letter, Canetic has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. CRI will deliver to PWPL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Canetic with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Penn West, as to which Canetic and CRI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)
No Material Adverse Change. Since January 1, 2007, other than as disclosed in the Public Record: (i) Canetic has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Canetic, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of Canetic.

(n)
Books and Records. The records and minute books of Canetic and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)
Reports. As of their respective dates: (i) the Canetic Financial Statements, (ii) Canetic's Annual Information Form dated March 23, 2007 (including all documents incorporated by reference therein), (iii) Canetic's information circular and proxy statement for the annual and special meeting of Canetic Unitholders held on May 9, 2007, (iv) all Canetic press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2007, (v) Canetic's annual report on Form 40-F filed with the SEC on April 2, 2007, and (vi) all prospectuses or other offering documents used by Canetic in the offering of its securities or filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws.  Since January 1, 2007, Canetic has not filed any material change reports which continue to be confidential.  The Canetic Financial Statements and other financial statements of Canetic included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP, and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Canetic on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Canetic on a consolidated basis. There has been no material change in Canetic's accounting policies, except as described in the notes to the Canetic Financial Statements, since January 1, 2006.

(p)	Absence of Undisclosed Liabilities. Except as set forth in the Canetic Disclosure Letter, Canetic has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Canetic Financial Statements (the "Canetic Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Canetic Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Canetic Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Canetic.

(q)
Environmental. Except as disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of Canetic, nor has Canetic been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Canetic.  All operations of Canetic have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Canetic.  Canetic is not subject to nor are Canetic or CRI aware of:

(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Canetic, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Canetic.

(r)
Title. Although they do not warrant title, neither Canetic nor CRI has any knowledge or is aware of any defects, failures or impairments in the title of Canetic to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of Canetic, or (iii) the current consolidated cash flow of Canetic.

(s)
Licences. Except as disclosed in the Public Record, Canetic has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on Canetic.

(t)
Compliance with Laws. Canetic has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Canetic or on the ability of Canetic to consummate the Arrangement.

(u)
Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Penn West in the Canetic Disclosure Letter, Canetic has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)
Fairness Opinion.  The Canetic Board of Directors received a verbal opinion on October 30, 2007 from BMO Capital Markets that the consideration to be received by Canetic Unitholders in connection with the Arrangement and the Canetic Special Distribution is fair, from a financial point of view, to the Canetic Unitholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the Canetic Information Circular for inclusion therein (the "Canetic Fairness Opinion").

(w)
Employee Benefit Plans.  Canetic has made available to Penn West prior to the date hereof true, complete and correct copies of each employee benefits plan (the "Canetic Employee Plans") covering active, former or retired employees of Canetic, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Canetic Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Canetic Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Canetic and CRI, there are no pending or anticipated material claims against or otherwise involving any of the Canetic Employee Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Canetic Employee Plan activities) has been brought against or with respect to any Canetic Employee Plan, (v) all material contributions, reserves or premium payments required to be made to the Canetic Employee Plans have been made or provided for, and (vi) Canetic has no material obligations for retiree health and life benefits under any Canetic Employee Plan.

(x)
Insurance. Policies of insurance are in force as of the date hereof naming Canetic as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Canetic operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)
Indebtedness To and By Officers, Directors and Others. Other than as disclosed in writing to Penn West in the Canetic Disclosure Letter, Canetic is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Canetic, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Canetic.

(z)
No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Canetic is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Canetic in a particular manner or to a particular locality or geographic region or for a limited period of time, which agreement, commitment or understanding would have a Material Adverse Effect on Canetic or Penn West (including, for greater certainty, following the completion of the Arrangement), and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Canetic from engaging in this business or from competing with any Person or in any geographic area.

(aa)
Information to Independent Engineers. Canetic and CRI have no reason to believe that (i) the report prepared by GLJ dated March 5, 2007 and effective as at December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Canetic as of December 31, 2006, and (ii) the report prepared by Sproule dated February 22, 2007 and effective December 31, 2006, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to certain of the properties of Canetic as of December 31, 2006 (collectively, the "Canetic Reserve Reports") and, if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Canetic Information Circular, whether in addition to or as a replacement for the Canetic Reserve Reports, were not accurate in all material respects as at the effective date of such reports and, except for any impact of changes in commodity prices, which may or may not be material, Canetic and CRI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in those reports.  Canetic has provided to GLJ and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Canetic, in each case as at the effective date of such reports and, in particular, all material information respecting Canetic's interests in its principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the dates thereof.

(bb)
No Insider Rights. No director, officer, insider or other party not at arm's length to Canetic has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Canetic.

(cc)
Debt. As at September 30, 2007, Canetic's debt (being Canetic's total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations), did not exceed $1.75 billion.

(dd)	No Defaults under Leases and Agreements.

(i)
Canetic has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to Canetic's oil and gas assets to which Canetic is a party or by or to which Canetic or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)	To its knowledge:

(A)	Canetic is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Canetic.

(ee)
No Encumbrances. Canetic has not encumbered or alienated its interest in its oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Canetic Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate.

(ff)
No Reduction of Interests. Except as is reflected in the Canetic Reserve Report, none of Canetic's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Canetic except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Canetic.

(gg)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to Canetic's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Canetic.

(hh)	Production Allowables and Production Penalties.

(i)
None of the wells in which Canetic holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any governmental authority and Canetic has no knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)
Canetic has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Canetic.

(ii)	Operation and Condition of Wells. All wells in which Canetic holds an interest:

(i)
for which Canetic was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii)
for which Canetic was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Canetic.

(jj)	Operation and Condition of Tangibles. Canetic's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which Canetic was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Canetic was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Canetic was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which Canetic was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect on Canetic.

(kk)
Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of Canetic's oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Canetic Financial Statements in excess of $12.5 million for each such commitment, approval or authorization other than pursuant to the 2007 capital budget disclosed in writing to Penn West prior to the date hereof.

(ll)
Brokers and Finders. Canetic has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for those advisors which have been retained by Canetic as financial or strategic advisors in connection with certain matters including the transactions contemplated hereby, copies of which engagement agreements have been provided to Penn West.  After the payment of such financial obligations to Canetic's financial advisors, Canetic will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(mm)
Employment and Officer Obligations. Other than the Canetic Employment Agreements, CRI's existing employee health and benefit plans and the Canetic Incentive Plans, there are no other material employment or consulting services agreements, termination, severance and retention plans or policies of Canetic.  The obligations of Canetic under the Canetic Employment Agreements and all other employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Canetic incentive plan, arising out of or in connection with the Arrangement (but for greater certainty, not including any severance amounts which may be payable in accordance with Section 2.4(b)) shall not exceed the amounts set forth in the Canetic Disclosure Letter, which amounts represent Canetic's bona fide, good faith estimate of such amounts based on the assumptions contained therein.

(nn)
Confidentiality Agreements. All agreements entered into by Canetic with persons other than Penn West regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Canetic or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreements and Canetic has not waived the standstill or other provisions of any of such agreements.

(oo)
Outstanding Acquisitions. Other than the proposed Titan Acquisition, Canetic has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $10 million individually or $25 million in the aggregate.

(pp)	Mutual Fund Trust. Canetic is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(qq)	Place of Principal Offices. The principal offices of Canetic are not located within the United States.

(rr)
Location of Assets and U.S. Sales. Canetic and its Subsidiaries, taken as a whole, currently hold less than U.S.$59.8 million of assets (on a fair market value basis) located in the United States and had sales in or into the United States of less than U.S.$59.8 million in its most recently completed fiscal year.

(ss)	Foreign Private Issuer. Canetic is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(tt)
Investment Company and PFIC. Canetic is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Canetic was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

(uu)	Off-Balance Sheet Arrangements. Canetic does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(vv)
Board Approval. Subject to the delivery of the Canetic Fairness Opinion, the Canetic Board of Directors has unanimously approved the Arrangement (including the proposed payment of the Canetic Special Distribution) and approved this Agreement, has unanimously determined that the Arrangement, the Canetic Special Distribution and this Agreement are in the best interests of Canetic and the Canetic Unitholders, and has unanimously determined that the Arrangement and payment of the Canetic Special Distribution are fair to Canetic Unitholders and has resolved to unanimously recommend approval of the Arrangement by Canetic Unitholders.

(ww)
Disclosure.  To the knowledge of Canetic, Canetic has not withheld from Penn West any material information or documents concerning Canetic or any of its Subsidiaries or their respective assets or liabilities during the course of Penn West's review of Canetic and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Penn West by Canetic pursuant hereto (including without limitation, any matter disclosed by Canetic in the Canetic Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, the following definitions shall apply:

(i)
"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)
"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)
"authorized authority" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)	"Personal Information" means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)
Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)
Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)
Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder.  Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)
Each Party shall promptly notify the Other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information.  The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to December 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Canetic, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Canetic, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution shall have been passed by the holders of Canetic Units on or prior to January 30, 2008 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(c)
in the event that dissent rights are given to Canetic Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Canetic Units shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)	on or prior to January 30, 2008, the Final Order shall have been granted in form and substance satisfactory to Penn West and Canetic, acting reasonably;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Canetic, acting reasonably;

(f)	the Arrangement shall have become effective on or prior to January 30, 2008;

(g)
PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Canetic, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Penn West and Canetic (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of PWPL and CRI with respect to claims arising from facts or events which occurred before the Effective Date, or Canetic shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Penn West and PWPL, acting reasonably;

(h)	either one or more of the following shall have occurred:

(i)
the relevant waiting period in Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(ii)
the Commissioner of Competition appointed under the Competition Act (the "Commissioner") shall have issued a "no action letter" under Section 123 of the Competition Act satisfactory to each of Penn West and Canetic, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under Section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Canetic, acting reasonably; or

(iii)	the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act;

(i)
in addition to the approval required by Section 5.1(h), all other required domestic and foreign regulatory, governmental (including, without limitation and to the extent required, approval under the Investment Canada Act (Canada)) and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Penn West and Canetic, each acting reasonably, including, without limitation (i) conditional approval to the listing of the Penn West Units issuable or to be made issuable pursuant to the Arrangement (including the Penn West Units issuable pursuant to the terms of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement) on the TSX and approval, subject to official notice of issuance, of the listing of such securities on the NYSE, and (ii) conditional approval to the supplemental listing on the TSX of the Canetic Debentures to be assumed by Penn West pursuant to the Arrangement, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(j)	if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West's lenders on a basis acceptable to Penn West and Canetic, each acting reasonably;

(k)
no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Penn West or Canetic (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of Canetic or Penn West, respectively, or would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(l)
Penn West and Canetic shall have executed such instruments, and the Canetic Debenture Trustee shall have received such opinions, as contemplated and required by the Canetic Debenture Indenture, in order to provide for the assumption, as of the Effective Date, by Penn West of all of the obligations of Canetic under the Canetic Debenture Indenture in respect of the Canetic Debentures, such that, as of the Effective Date, the Canetic Debentures become valid and binding obligations of Penn West entitling the holders thereof, as against Penn West, to all of the rights of holders of Canetic Debentures under the Canetic Debenture Indenture;

(m)
the Parties shall have (i) received resignations from the directors and officers of Canetic, which resignations shall be effective immediately following the Effective Time, and (ii) provided the cash Canetic Change of Control Payments described in Section 2.4(d)(iii) have been made as contemplated therein, received mutual releases executed by the Parties and the directors and officers of Canetic, which mutual releases shall be delivered and effective immediately following the Effective Time and shall be in substantially the forms thereof appended to the Canetic Employment Agreements; and

(n)
the Parties shall be satisfied, acting reasonably, that each of Canetic and Penn West is a "mutual fund trust" within the meaning of the ITA immediately prior to the time of completion of the Arrangement, and the completion of the Arrangement shall not cause Penn West to cease to be a "mutual fund trust" within the meaning of the ITA or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Penn West before 2011.

The foregoing conditions are for the mutual benefit of Canetic and Penn West and may be asserted by Canetic and Penn West regardless of the circumstances and may be waived by Canetic and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic or Penn West may have.

5.2	Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Canetic shall have mailed the Canetic Information Circular and other documentation required in connection with the Canetic Meeting on or before December 28, 2007;

(b)	Canetic shall have furnished Penn West with:

(i)	certified copies of the resolutions duly passed by the Canetic Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Canetic Unitholders duly passed at the Canetic Meeting, approving the Arrangement Resolution;

(c)
the representations and warranties made by Canetic in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, the Titan Acquisition), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Canetic shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(d)
no Material Adverse Change shall occur in the affairs, operations or business of Canetic from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Canetic shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Canetic Financial Statements;

(e)
Canetic shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Canetic or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(f)
Canetic shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Canetic or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Canetic shall have provided to Penn West a certificate of two senior officers certifying compliance with such covenants; provided that Canetic shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(g)
at September 30, 2007, Canetic's Debt did not exceed $1.75 billion, provided that for these purposes "Canetic's Debt" means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations; and

(h)	all Canetic Rights shall have been satisfied, exercised or terminated.

The conditions in this Section 5.2 are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

5.3	Additional Conditions to Obligations of Canetic and CRI

The obligations of Canetic and CRI to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Penn West shall have furnished Canetic with certified copies of the resolutions duly passed by the Penn West Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(b)
the representations and warranties made by Penn West in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement including, without limitation, the Vault Acquisition), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Penn West shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(c)
no Material Adverse Change shall occur in the affairs, operations or business of Penn West from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Penn West shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Penn West Financial Statements;

(d)
Penn West shall not be in material breach of its obligations under this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Material Adverse Change in respect of Penn West or would, or would reasonably be expected to, materially impede the completion of the Arrangement;

(e)
Penn West shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Penn West or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Penn West shall have provided to Canetic a certificate of two senior officers certifying compliance with such covenants; provided that Penn West shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008);

(f)
at September 30, 2007, Penn West's Debt did not exceed $2.1 billion, provided that for these purposes "Penn West's Debt" means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations;

(g)	the Arrangement shall be completed in a manner which results in a tax-deferred exchange of Canetic Units for Penn West Units for Canadian and United States income tax purposes; and

(h)
Penn West and PWPL shall have complied with their covenants set forth in Section 3.1(h) and Section 3.1(i) regarding the reconstitution of the Penn West Board of Directors at the Effective Time and the reconstitution of PWPL's management team at the Effective Time.

The conditions in this Section 5.3 are for the exclusive benefit of Canetic and CRI and may be asserted by Canetic and CRI regardless of the circumstances or may be waived by Canetic and CRI in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Canetic and CRI may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)
Each of Penn West and Canetic shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 8.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Penn West Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)
the Canetic Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(o) and Section 4.2(vv) in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)	Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d)
Canetic is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(e)
Canetic is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Canetic or materially impedes the completion of the Arrangement, and Canetic fails to cure such breach within five Business Days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a "Penn West Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, Canetic shall pay to Penn West $125 million as liquidated damages in immediately available funds to an account designated by Penn West within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Canetic shall be deemed to hold such funds in trust for Penn West.  Canetic shall only be obligated to pay a maximum of $125 million pursuant to this Section 6.1.  In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval; and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is not consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made, then Canetic shall pay to Penn West $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Penn West in relation to the Arrangement.

6.2	Canetic Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)	Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Penn West is in breach of any of its covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008); or

(c)
Penn West is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five Business Days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 30, 2008),

(each of the above being a "Canetic Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, Penn West shall pay to Canetic $125 million as liquidated damages in immediately available funds to an account designated by Canetic within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, Penn West shall be deemed to hold such funds in trust for Canetic.  Penn West shall only be obligated to pay a maximum of $125 million pursuant to this Section 6.2.

6.3	Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of the Party receiving such payment provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the Party obligated to make such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1	Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the Canetic Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the Canetic Unitholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Canetic Unitholders or result in Canetic Unitholders receiving Penn West Units on a non-tax deferred basis for Canadian or United States income tax purposes without approval by the Canetic Unitholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

(a)
The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be:  (i) set out in writing; (ii) filed with the Court and, if made following the Canetic Meeting, approved by the Court; and (iii) communicated to holders of Canetic Units if and as required by the Court.

(b)
Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the Canetic Meeting, which is proposed and accepted by the holders of Canetic Units voting at the Canetic Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Canetic Meeting shall be effective only if it is consented to by each of the Parties.

7.3	Alternative Transaction

Notwithstanding anything else in this Agreement, if the Parties are unable to implement the transactions contemplated in this Agreement by way of plan of arrangement, the Parties shall cooperate to implement such transactions by way of a merger whereby Penn West would effectively acquire all or substantially all of the assets of Canetic within approximately the same time periods and on economic terms (including trust unit exchange ratio, payment of the Canetic Special Distribution and tax treatment that allows Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes) having consequences to the Canetic Unitholders and the Penn West Unitholders that are economically equivalent to those contemplated by this Agreement (an "Alternative Transaction").  If necessary, the Parties agree to use their reasonable commercial efforts to execute and deliver an agreement to give effect to an Alternative Transaction, to otherwise fulfill their respective covenants contained in this Agreement in respect of the Alternative Transaction and to prepare the Canetic Information Circular within the time frames contemplated in this Agreement with respect to the Arrangement.

ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Penn West and Canetic;

(b)	as provided in Section 5.4(b);

(c)
by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 6.1 provided that in the event of a Penn West Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Penn West unless Canetic Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)	by Canetic upon the occurrence of a Canetic Damages Event as provided in Section 6.2;

(e)
by Penn West upon the occurrence of a Canetic Damages Event as provided in Section 6.2(a) (carried out in accordance with Section 3.4(b)(vii) and provided Penn West has complied with its obligations set forth in Section 3.4(c)) and the payment by Penn West to Canetic of the amount required by Section 6.2; and

(f)
by Canetic upon the occurrence of a Penn West Damages Event as provided in Section 6.1(c) (carried out in accordance with Section 3.4(b)(vii) and provided Canetic has complied with its obligations set forth in Section 3.4(c)) and the payment by Canetic to Penn West of the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 6 and Section 4.3 and each Party's obligations in the Confidentiality Agreements which shall survive such termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Penn West or PWPL, to:

Penn West Energy Trust
c/o Penn West Petroleum Ltd.
2200, 425 - 1st Street S.W.
Calgary, AB   T2P 3L8

Attention:                      William E. Andrew
Facsimile:                      (403) 777-3348

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, AB   T2P 3N9

Attention:                      Allan R. Twa, Q.C.
Facsimile:                      (403) 260-0391

(b)	in the case of Canetic or CRI, to:

Canetic Resources Trust
c/o Canetic Resources Inc.
1900, 255 - 5th Avenue S.W.
Calgary, AB   T2P 3G6

Attention:                      J. Paul Charron
Facsimile:                      (403) 539-6499

with a copy to:

Blake, Cassels & Graydon LLP
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary, AB   T2P 4J8

Attention:                      Brock Gibson
Facsimile:                      (403) 260-9700

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4	Costs

Except as contemplated herein (including Sections 6.1 and 6.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed. Penn West and Canetic shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time shall be of the essence of this Agreement.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Third Party Beneficiaries

The provisions of Sections  5.1(g) and 10.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Penn West and its Subsidiaries and Canetic and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and PWPL shall hold the rights and benefits of Sections  5.1(g) and 10.11 in trust for and on behalf of the Third Party Beneficiaries and PWPL hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11	Obligations

(a)
The Parties acknowledge that, with respect to Penn West being a party to this Agreement, PWPL is entering into this Agreement solely on behalf of Penn West and the obligations of Penn West hereunder shall not be personally binding upon the Penn West Trustee, PWPL or any of the Penn West Unitholders and that any recourse against Penn West or any Penn West Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Penn West Trust Indenture.

(b)
The Parties acknowledge that, with respect to Canetic being a party to this Agreement, CRI is entering into this Agreement solely on behalf of Canetic and the obligations of Canetic hereunder shall not be personally binding upon the Canetic Trustee, CRI or any of the Canetic Unitholders and that any recourse against Canetic or any Canetic Unitholder in any manner in respect of any indebtedness, obligation or liability of Canetic arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Canetic Trust Indenture.

10.12	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PENN WEST ENERGY TRUST, by its Administrator, Penn West Petroleum Ltd.		CANETIC RESOURCES TRUST, by its Administrator, Canetic Resources Inc.

Per:	"William E. Andrew"	Per:	"J. Paul Charron"

Per:	"Todd Takeyasu"	Per:	"Brian D. Evans"

PENN WEST PETROLEUM LTD.		CANETIC RESOURCES INC.

Per:	"William E. Andrew"	Per:	"J. Paul Charron"

Per:	"Todd Takeyasu"	Per:	"Brian D. Evans"

EXHIBIT A

Plan of Arrangement under Section 193

of the

Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1           In this Plan of Arrangement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	"AcquisitionCo" means Penn West Canetic Acquisition Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Penn West;

(c)	"AcquisitonCo Common Shares" means the common shares of AcquisitionCo;

(d)	"AcquisitionCo Notes" means unsecured, subordinated promissory notes of AcquisitionCo;

(e)
"AcquisitionCo Share Contribution" means the contribution of the AcquisitionCo Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the AcquisitionCo Share Contribution Agreement;

(f)	"AcquisitionCo Share Contribution Agreement" means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the AcquisitonCo Share Contribution;

(g)	"AmalgamationCo" means the corporation formed upon the amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta pursuant to this Arrangement;

(h)	"AmalgamationCo Notes" means unsecured, subordinated promissory notes of AmalgamationCo;

(i)
"AmalgamationCo Tangible Asset Conveyance" means the conveyance of the AmalgamationCo Tangible Assets to Penn West Partnership by AmalgamationCo in consideration of Penn West Partnership issuing partnership interests to AmalgamationCo in accordance with the AmalgamationCo Tangible Asset Conveyance Agreement;

(j)
"AmalgamationCo Tangible Asset Conveyance Agreement" means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date effecting the conveyance of the AmalgamationCo Tangible Assets;

(k)
"AmalgamationCo Tangible Assets" means the tangible assets owned by AmalgamationCo immediately after the amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta pursuant to this Arrangement;

(l)
"Arrangement Agreement" means the arrangement agreement dated effective October 30, 2007 among Penn West, PWPL, Canetic and CRI with respect to the Arrangement and all amendments thereto and restatements thereof;

(m)	"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Canetic Meeting;

(n)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(o)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(p)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(q)	"Canetic" means Canetic Resources Trust, a trust organized under the laws of the Province of Alberta and governed by the Canetic Trust Indenture;

(r)
"Canetic APF" means Canetic APF Limited Partnership, a limited partnership organized under the laws of the Province of Alberta, the sole general partner of which is 99 Alberta and the sole limited partner of which is Canetic Sask Trust;

(s)	"Canetic APF Notes" means unsecured, subordinated promissory notes of Canetic APF issued to CRI;

(t)	"Canetic APF NPI" means the net profits interest granted by Canetic APF to Canetic pursuant to the Canetic APF NPI Agreement;

(u)	"Canetic APF NPI Agreement" means the royalty agreement dated May 30, 2002, as amended and restated on May 18, 2004, between Canetic APF and Canetic, as amended from time to time;

(v)
"Canetic APF NPI Contribution" means the contribution of the Canetic APF NPI to Canetic APF by Canetic Sask Trust in consideration of Canetic APF issuing partnership interests to Canetic Sask Trust in accordance with the Canetic APF NPI Contribution Agreement;

(w)	"Canetic APF NPI Contribution Agreement" means the contribution agreement between Canetic Sask Trust and Canetic APF to be dated the Effective Date effecting the Canetic APF NPI Contribution;

(x)
"Canetic APF NPI Conveyance" means the conveyance by Penn West of the Canetic APF NPI to Canetic Sask Trust in consideration of Canetic Sask Trust issuing Canetic Sask Trust Notes to Penn West in accordance with the Canetic APF NPI Conveyance Agreement;

(y)	"Canetic APF NPI Conveyance Agreement" means the conveyance agreement between Penn West and Canetic Sask Trust to be dated the Effective Date effecting the Canetic APF NPI Conveyance;

(z)	"Canetic APF Properties" means the Canetic APF Resource Properties and the Canetic APF Tangible Assets;

(aa)
"Canetic APF Property Contribution" means the contribution of the Canetic APF Properties to Penn West Partnership by Canetic Sask Trust and 99 Alberta in consideration of Penn West Partnership issuing partnership interests to Canetic Sask Trust and 99 Alberta and assuming all the former liabilities of Canetic APF in accordance with the Canetic APF Property Contribution Agreement;

(bb)
"Canetic APF Property Contribution Agreement" means the contribution agreement among Canetic Sask Trust, 99 Alberta and Penn West Partnership to be dated the Effective Date effecting the Canetic APF Property Contribution;

(cc)	"Canetic APF Resource Properties" means all of the oil and natural gas assets (excluding Canetic APF Tangible Assets) owned by Canetic APF immediately prior to the Effective Time;

(dd)
"Canetic APF Resource Property Conveyance" means the conveyance of the Canetic APF Resource Properties to AmalgamationCo by Penn West Partnership in consideration of AmalgamationCo issuing AmalgamationCo Notes to Penn West Partnership in accordance with the Canetic APF Resource Property Conveyance Agreement;

(ee)
"Canetic APF Resource Property Conveyance Agreement" means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date affecting the conveyance of the Canetic APF Resource Properties;

(ff)	"Canetic APF Tangible Assets" means the tangible assets owned by Canetic APF immediately prior to the Effective Time;

(gg)	"Canetic Arrangement Parties" means Canetic, Canetic APF, Canetic Sask Trust, Canetic SR, CRI, Titan, Trend, 11 Alberta, 14 Alberta and 99 Alberta;

(hh)	"Canetic Assets" means all of the assets of Canetic, including, without limitation, all of the issued and outstanding CRI Common Shares;

(ii)	"Canetic Assumed Liabilities" means all of the liabilities and obligations of Canetic;

(jj)	"Canetic Debenture Indenture" means:

(i)
in the case of the Canetic 11.0% Debentures, the Canetic 8.0% Debentures and the Canetic 6.5% 2006 Debentures, the trust indenture dated December 17, 2002 among Acclaim Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented;

(ii)
in the case of the Canetic 6.5% 2005 Convertible Debentures, the trust indenture dated May 16, 2005 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented; and

(iii)
in the case of the Canetic 9.4% Convertible Debentures, the trust indenture dated July 3, 2003 among Starpoint Energy Trust, Canetic, CRI and the Canetic Debenture Trustee, as amended and supplemented,

governing the terms and conditions of the respective Canetic Debentures;

(kk)
"Canetic Debenture Trustee" means Computershare Trust Company of Canada, in the case of the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures and the Canetic 11.0% Debentures, and Olympia Trust Company, in the case of the Canetic 9.4% Debentures;

(ll)	"Canetic Debentures" means, collectively, the Canetic 6.5% 2005 Debentures, the Canetic 6.5% 2006 Debentures, the Canetic 8.0% Debentures, the Canetic 9.4% Debentures and the Canetic 11.0% Debentures;

(mm)	"Canetic Meeting" means the special meeting of Canetic Unitholders to be held to consider the Arrangement Resolution, and related matters, and any adjournment(s) thereof;

(nn)
"Canetic Sale Agreement" means the sale agreement between Canetic and Penn West to be dated the Effective Date effecting the sale, transfer, conveyance, assignment and delivery to Penn West by Canetic of all of the Canetic Assets and the assumption by Penn West of all the Canetic Assumed Liabilities in consideration of the number of Penn West Units determined in accordance with this Arrangement;

(oo)	"Canetic Sask Trust" means Canetic Saskatchewan Trust, a trust organized under the laws of the Province of Alberta, all of the trust units of which are owned by Canetic;

(pp)	"Canetic Sask Trust Notes" means unsecured, subordinated promissory notes of Canetic Sask Trust;

(qq)	"Canetic SR" means Canetic SR Partnership, a general partnership organized under the laws of the Province of Alberta, the partners of which are CRI and 11 Alberta;

(rr)	"Canetic SR Properties" means the Canetic SR Resource Properties and the Canetic SR Tangible Assets;

(ss)
"Canetic SR Property Contribution" means the contribution of the Canetic SR Properties to Penn West Partnership by AmalgamationCo and 11 Alberta in consideration of Penn West Partnership issuing partnership interests to AmalgamationCo and 11 Alberta and assuming all the former liabilities of Canetic SR in accordance with the Canetic SR Property Contribution Agreement;

(tt)
"Canetic SR Property Contribution Agreement" means the contribution agreement among AmalgamationCo, 11 Alberta and Penn West Partnership to be dated the Effective Date effecting the Canetic SR Property Contribution;

(uu)	"Canetic SR Resource Properties" means all of the oil and natural gas assets (excluding Canetic SR Tangible Assets) owned by Canetic SR immediately prior to the Effective Time;

(vv)
"Canetic SR Resource Property Conveyance" means the conveyance of the Canetic SR Resource Properties to AmalgamationCo by Penn West Partnership in consideration of AmalgamationCo issuing AmalgamationCo Notes to Penn West Partnership in accordance with the Canetic SR Resource Property Conveyance Agreement;

(ww)
"Canetic SR Resource Property Conveyance Agreement" means the conveyance agreement between Penn West Partnership and AmalgamationCo to be dated the Effective Date effecting the conveyance of the Canetic SR Resource Properties;

(xx)	"Canetic SR Tangible Assets" means the tangible assets owned by Canetic SR immediately prior to the Effective Time;

(yy)
"Canetic Trust Indenture" means the amended and restated trust indenture dated as of January 5, 2006 among 1198329 Alberta Ltd., the settlor and Computershare Trust Company of Canada, as such may be amended, supplemented or restated from time to time;

(zz)	"Canetic Unitholders" means the holders from time to time of Canetic Units;

(aaa)	"Canetic Units" means the trust units of Canetic;

(bbb)	"Canetic 6.5% 2005 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued on May 26, 2005 pursuant to the Canetic Debenture Indenture;

(ccc)	"Canetic 6.5% 2006 Debentures" means the 6.5% convertible unsecured subordinated debentures of Canetic issued on August 24, 2006 pursuant to the Canetic Debenture Indenture;

(ddd)	"Canetic 8.0% Debentures" means the 8.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(eee)	"Canetic 9.4% Debentures" means the 9.4% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(fff)	"Canetic 11.0% Debentures" means the 11.0% convertible unsecured subordinated debentures of Canetic issued pursuant to the Canetic Debenture Indenture;

(ggg)	"Certificate" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(hhh)	"Court" means the Court of Queen's Bench of Alberta;

(iii)	"CRI" means Canetic Resources Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of Canetic;

(jjj)	"CRI Common Shares" means the common shares of CRI;

(kkk)	"CRI Share Contribution Agreement" means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the CRI Share Contribution;

(lll)
"CRI Share Contribution" means the contribution of the CRI Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the CRI Share Contribution Agreement;

(mmm)	"Depositary" means CIBC Mellon Trust Company or such other nationally recognized trust company as may be designated by Penn West and Canetic;

(nnn)
"Dissenting Unitholders" means registered holders of Canetic Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(ooo)	"Effective Date" means the date the Arrangement is effective under the ABCA;

(ppp)	"Effective Time" means the time when the Arrangement becomes effective pursuant to the ABCA;

(qqq)	"Election Deadline" means 4:30 p.m. (Calgary time) on the second Business Day immediately prior to the date of the Canetic Meeting or, if the Canetic Meeting is adjourned, the adjourned meeting;

(rrr)
"Facilities Lease" means the amended and restated facilities lease agreement between Penn West Partnership and PWPL dated May 31, 2005, as amended from time to time, pursuant to which the Penn West Partnership has leased all of its facilities, pipelines, gathering systems, wellhead equipment and related tangible assets to PWPL;

(sss)
"Filed Letter of Transmittal" means a duly completed Letter of Transmittal deposited (with such Canetic Unitholder's certificate(s) representing the Canetic Unitholder's Canetic Units) with the Depository on or before the Election Deadline;

(ttt)
"Final Order" means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Canetic Unitholders, the Canetic Debentureholders, the Penn West Arrangement Parties and the Canetic Arrangement Parties, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uuu)
"Interim Order" means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vvv)
"Letter of Transmittal" means the letter of transmittal and election form accompanying the information circular sent to the Canetic Unitholders, pursuant to which such holders are required to deliver certificates representing Canetic Units in order to receive the consideration payable to them pursuant to the Arrangement;

(www)
Penn West" means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta and governed by the amended and restated trust indenture dated effective as of June 30, 2006, between PWPL and CIBC Mellon Trust Company, as amended or supplemented from time to time;

(xxx)	"Penn West Arrangement Parties" means AcquisitionCo, Penn West, Penn West Partnership, PWPL, Trocana Resources Inc., VEI and 13 Alberta;

(yyy)
"Penn West Fair Market Value" means the weighted average trading price of a Penn West Unit on the Toronto Stock Exchange for the five trading days immediately preceding the Effective Date, provided that if the Penn West Units are not then listed on the Toronto Stock Exchange, or if in the opinion of the board of directors of PWPL, acting reasonably and in good faith, the public distribution or trading activity in Penn West Units for that period does not result in a weighted average trading price which reflects the fair market value of the Penn West Units, then the Penn West Fair Market Value shall be determined by the board of directors of PWPL, in good faith and in its sole discretion, acting reasonably;

(zzz)	"Penn West Partnership" means Penn West Petroleum, a general partnership organized under the laws of the Province of Alberta, the partners of which are PWPL and Trocana Resources Inc.;

(aaaa)	"Penn West Units" means trust units of Penn West;

(bbbb)	"PWPL" means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

(cccc)	"PWPL Common Shares" means the common shares of PWPL;

(dddd)	"Registrar" means the Registrar appointed under Section 263 of the ABCA;

(eeee)	"Titan" means Titan Exploration Ltd., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of Canetic;

(ffff)	"Titan Common Shares" means the Class A Shares of Titan;

(gggg)
"Titan Share Contribution" means the contribution of the Titan Common Shares to PWPL by Penn West in consideration of PWPL issuing PWPL Common Shares to Penn West in accordance with the Titan Share Contribution Agreement;

(hhhh)	"Titan Share Contribution Agreement" means the contribution agreement between Penn West and PWPL to be dated the Effective Date effecting the Titan Share Contribution;

(iiii)	"Trend" means Trend Energy Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of CRI;

(jjjj)	"VEI" means Vault Energy Inc., a corporation amalgamated under the ABCA which is a wholly-owned subsidiary of PWPL;

(kkkk)	"VEI Common Shares" means the common shares of VEI;

(llll)	"11 Alberta" means 1167639 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of CRI;

(mmmm)	"13 Alberta" means 1336953 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of PWPL;

(nnnn)	"14 Alberta" means 1141702 Alberta Ltd., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of CRI; and

(oooo)	"99 Alberta" means 990009 Alberta Inc., a corporation incorporated under the ABCA which is a wholly-owned subsidiary of Canetic.

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1           This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2           This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Canetic Unitholders; (ii) the Penn West Arrangement Parties; (iii) the holders of the Canetic Debentures; and (iv) the Canetic Arrangement Parties.

2.3           The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety.  The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.  If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1           Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendments to the Canetic Trust Indenture and Other Constating Documents

(a)	the Canetic Trust Indenture and other constating documents of Canetic shall be amended:

(i)	to provide for the redemption of all of the issued and outstanding Canetic Units (other than the two (2) Canetic Units to be held by Penn West);

(ii)	to cause the Canetic Units held by Dissenting Unitholders to be transferred to Canetic, as of the Effective Date, in accordance with the terms of the Plan of Arrangement; and

(iii)	otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Unitholders

(b)
the Canetic Units held by Dissenting Unitholders shall be deemed to have been transferred to Canetic (free of any claims) and such Dissenting Unitholders shall cease to have any rights as Canetic Unitholders other than the right to be paid the fair value of their Canetic Units in accordance with Article 4;

AcquisitionCo Exchange with Canetic Unitholders

(c)
Penn West shall issue to AcquisitionCo that number of Penn West Units to be exchanged by AcquisitionCo pursuant to the next subsection of this Plan of Arrangement in exchange for the issuance to Penn West by AcquisitionCo of that principal amount of AcquisitionCo Notes equal to the product of: (i) that number of Penn West Units, in aggregate, to be transferred by AcquisitionCo to Canetic Unitholders pursuant to the next subsection of this Plan of Arrangement multiplied by; (ii) the Penn West Fair Market Value;

(d)
subject to Section 3.3, the Canetic Units held by each Canetic Unitholder who so elects in a Filed Letter of Transmittal with respect to such Canetic Units shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the transfer of Penn West Units to the Canetic Unitholder by AcquisitionCo on the basis of 0.515 of a Penn West Unit for each 1.0 Canetic Unit held, subject to the rounding provisions of this Plan of Arrangement;

Canetic Qualifying Exchange with Penn West

(e)	Penn West shall subscribe for two (2.0) Canetic Units in consideration of one (1.0) Penn West Unit;

(f)
pursuant to the Canetic Sale Agreement, Canetic shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Canetic, all of the Canetic Assets (other than one (1.0) Penn West Unit) and Penn West shall: (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Canetic Assumed Liabilities in accordance with their terms; and (ii) issue to Canetic an aggregate number of Penn West Units equal to: (A) 0.515 multiplied by the number of Canetic Units outstanding (less 2.0 Canetic Units); plus (B) that number of Penn West Units required to be delivered to Canetic Unitholders for rounding in accordance with this Plan of Arrangement (less one (1.0) Penn West Unit);

(g)
in connection with the assumption of the Canetic Assumed Liabilities by Penn West, Penn West shall assume all the covenants and obligations of Canetic under the Canetic Debenture Indenture in respect of the Canetic Debentures such that the Canetic Debentures will be valid and binding obligations of Penn West entitling the holders thereof, as against Penn West, to all the rights of the Canetic Debentureholders under the Canetic Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Canetic Debenture Trustee in accordance with the applicable requirements of the Canetic Debenture Indenture and otherwise comply with any additional requirements of the Canetic Debenture Indenture relating thereto;

(h)
Canetic shall redeem all of the issued and outstanding Canetic Units (other than the two (2.0) Canetic Units held by Penn West) in exchange for all of the Penn West Units held by Canetic and, upon such redemption the Penn West Units shall be distributed by Canetic to the Canetic Unitholders on the basis of 0.515 Penn West Units for each 1.0 Canetic Unit held, subject to the rounding provisions of this Plan of Arrangement;

Canetic Reorganization - CRI Share Contribution

(i)
the CRI Share Contribution shall become effective and all of the CRI Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the CRI Common Shares pursuant to the CRI Share Contribution Agreement;

Canetic Reorganization - Titan Share Contribution

(j)
the Titan Share Contribution shall become effective and all of the Titan Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the Titan Common Shares pursuant to the Titan Share Contribution Agreement;

Penn West Reorganization - AcquisitionCo Share Contribution

(k)
the AcquisitionCo Share Contribution shall become effective and all of the AcquisitionCo Common Shares shall be transferred by Penn West to PWPL and PWPL shall issue one PWPL Common Share to Penn West in satisfaction of the purchase price for the AcquisitionCo Common Shares pursuant to the AcquisitionCo Share Contribution Agreement;

Cancellation of AcquisitionCo Notes and Penn West Units held by AcquisitionCo

(l)	all of the Penn West Units held by AcquisitionCo shall be cancelled in consideration of the cancellation of the AcquisitionCo Notes held by Penn West;

Amalgamation of PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta

(m)	PWPL, AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)	the stated capital of the common shares of AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of PWPL and the name of AmalgamationCo shall be "Penn West Petroleum Ltd.";

(iii)	the shares of AcquisitionCo, CRI, VEI, Titan, Trend, 13 Alberta and 14 Alberta shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)
the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by-laws of PWPL;

(xi)	the first directors of AmalgamationCo shall be the directors of PWPL immediately prior to the Effective Time;

(xii)	the first officers of AmalgamationCo shall be the officers of PWPL immediately prior to the Effective Time; and

(xiii)	the registered office of AmalgamationCo shall be the registered office of PWPL;

AmalgamationCo Tangible Assets

(n)
the AmalgamationCo Tangible Asset Conveyance shall become effective and the AmalgamationCo Tangible Assets shall be transferred by AmalgamationCo to Penn West Partnership and Penn West Partnership shall issue partnership interests to AmalgamationCo in satisfaction of the purchase price for the AmalgamationCo Tangible Assets pursuant to the AmalgamationCo Tangible Asset Conveyance Agreement;

(o)	the AmalgamationCo Tangible Assets shall become subject to the Facilities Lease;

Canetic Reorganization - Canetic APF

Canetic APF NPI

(p)
the Canetic APF NPI Conveyance shall become effective and the Canetic APF NPI shall be transferred by Penn West to Canetic Sask Trust and Canetic Sask Trust shall issue Canetic Sask Trust Notes to Penn West in satisfaction of the purchase price for the Canetic APF NPI pursuant to the Canetic APF NPI Conveyance Agreement;

(q)
the Canetic APF NPI Contribution shall become effective and the Canetic APF NPI shall be transferred by Canetic Sask Trust to Canetic APF and Canetic APF shall issue partnership interests to Canetic Sask Trust in satisfaction of the purchase price for the Canetic APF NPI pursuant to the Canetic APF NPI Contribution Agreement;

Dissolution of Canetic APF

(r)	Canetic APF shall be dissolved in accordance with the following:

(i)
all of the property of Canetic APF shall be distributed to 99 Alberta and Canetic Sask Trust, the partners of Canetic APF, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)
99 Alberta and Canetic Sask Trust, the partners of Canetic APF, shall be liable for all of the obligations of Canetic APF in accordance with their respective partnership interests immediately prior to the dissolution;

Canetic APF Property Contribution to the Penn West Partnership

(s)
the Canetic APF Property Partnership Contribution shall become effective and the Canetic APF Properties shall be transferred by Canetic Sask Trust and 99 Alberta to Penn West Partnership and Penn West Partnership shall issue partnership interests to Canetic Sask Trust and 99 Alberta and assume all the former liabilities of Canetic APF in satisfaction of the purchase price for the Canetic APF Properties pursuant to the Canetic APF Property Contribution Agreement;

Debt Matters

(t)	Penn West Partnership shall repay AmalgamationCo the balance owing under of the Canetic APF Notes assumed by Penn West Partnership;

Canetic APF Resource Properties Sale to PWPL

(u)
the Canetic APF Resource Property Conveyance shall become effective and the Canetic APF Resource Properties shall be transferred by Penn West Partnership to AmalgamationCo and AmalgamationCo shall issue AmalgamationCo Notes to Penn West Partnership in satisfaction of the purchase price for the Canetic APF Resource Properties pursuant to the Canetic APF Resource Property Conveyance Agreement;

Canetic APF Tangible Assets - Facilities Lease

(v)	the Canetic APF Tangible Assets shall become subject to the Facilities Lease;

Canetic Reorganization - Canetic SR

Dissolution of Canetic SR

(w)	Canetic SR shall be dissolved in accordance with the following:

(i)
all of the property of Canetic SR shall be distributed to AmalgamationCo and 11 Alberta, the partners of Canetic SR, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)
AmalgamationCo and 11 Alberta, the partners of Canetic SR, shall be liable for all of the obligations of Canetic SR in accordance with their respective partnership interests immediately prior to the dissolution;

Canetic SR Property Contribution to the Penn West Partnership

(x)
the Canetic SR Property Partnership Contribution shall become effective and the Canetic SR Properties shall be transferred by AmalgamationCo and 11 Alberta to Penn West Partnership and Penn West Partnership shall issue partnership interests to AmalgamationCo and 11 Alberta and assume all the former liabilities of Canetic SR in satisfaction of the purchase price for the Canetic SR Properties pursuant to the Canetic SR Property Contribution Agreement;

Canetic SR Resource Properties Sale to AmalgamationCo

(y)
the Canetic SR Resource Property Conveyance shall become effective and the Canetic SR Resource Properties shall be transferred by Penn West Partnership to AmalgamationCo and AmalgamationCo shall issue AmalgmationCo Notes to Penn West Partnership in satisfaction of the purchase price for the Canetic SR Resource Properties pursuant to the Canetic SR Resource Property Conveyance Agreement; and

Canetic SR Tangible Assets - Facilities Lease

(z)	the Canetic SR Tangible Assets shall become subject to the Facilities Lease.

3.2           The Penn West Arrangement Parties and Canetic Arrangement Parties, shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3           With respect to the election required to be made by a former holder of Canetic Units pursuant to Section 3.1(d):

(a)
each of such holders of Canetic Units shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Canetic Units; and

(b)
any Canetic Unitholder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal or to elect to exchange Canetic Units as contemplated by Section 3.3(d), shall be deemed to have elected not to receive the consideration to be received under Section 3.1(d).

ARTICLE 4
DISSENTING UNITHOLDERS

4.1           Each registered holder of Canetic Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Unitholder shall, at the Effective Time, cease to have any rights as a holder of Canetic Units and shall only be entitled to be paid the fair value of the holder's Canetic Units by Canetic.  A Dissenting Unitholder who is entitled to be paid the fair value of the holder's Canetic Units shall be deemed to have transferred the holder's Canetic Units to Canetic for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder's Canetic Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Canetic Units notwithstanding the provisions of the Interim Order or Section 191 of the ABCA.  The fair value of the Canetic Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Canetic Units at the Canetic Meeting; but in no event shall Penn West or Canetic be required to recognize such Dissenting Unitholder as a unitholder of Penn West or Canetic or their successors after the Effective Time and the name of such holder shall be removed from the applicable register of Canetic Unitholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1           From and after the Effective Time, certificates formerly representing Canetic Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Canetic Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Canetic Units represented by such certificates.

5.2           Penn West and Canetic shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Canetic Units of a duly executed and completed Letter of Transmittal and the certificates representing such Canetic Units, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Penn West Units to be delivered to such holders under the Arrangement.

5.3           If any certificate which immediately prior to the Effective Time represented an interest in outstanding Canetic Units that were exchanged pursuant to Section 3.1, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Penn West and Canetic and their respective transfer agents, which bond is in form and substance satisfactory to each of the Penn West and Canetic and their respective transfer agents, or shall otherwise indemnify Penn West and Canetic and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4           All distributions made with respect to any Penn West Units allotted and issued to former holders of Canetic Units pursuant to this Plan of Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5           Any certificate formerly representing Canetic Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Canetic Units to receive Penn West Units and, as applicable, cash.  In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units shall be returned to Penn West.

5.6           No certificates representing fractional Penn West Units shall be issued under this Plan of Arrangement.  In lieu of any fractional Penn West Unit, each registered holder of Canetic Units otherwise entitled to a fractional interest in Penn West Units, shall receive the nearest whole number of Penn West Units, as applicable (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1           Penn West, Canetic, PWPL and CRI may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time in accordance with the provisions of the Arrangement Agreement.

6.2           Any amendment to this Plan of Arrangement may be made following the Effective Time by Penn West, Canetic, PWPL and CRI, provided that it is not adverse to the financial or economic interests of any former holder of Canetic Units.

APPENDIX D

CANETIC FAIRNESS OPINION

Investment & Corporate Banking 2200, 333 - 7th Avenue SW Calgary, Alberta T2P 1Z2 Tel : (403) 515-1500

October 30, 2007

Canetic Resources Inc.
Suite 1900, 255 - 5th Avenue SW
Calgary, Alberta T2P 3G6

To the Board of Directors:

We understand that Canetic Resources Trust (the “Trust”) is contemplating a business combination (the “Combination”) with Penn West Energy Trust (“Penn West”) pursuant to which, among other things, the holders (“Unitholders”) of trust units of the Trust (“Trust Units”) will receive, for each Trust Unit held, 0.515 of a trust unit of Penn West (the “Equity Consideration”).  We also understand that pursuant to the Combination Agreement (as defined below), the Trust will be authorized, in its discretion, to declare a special cash distribution of $0.09 per Trust Unit (the “Special Distribution”, and together with the Equity Consideration, “the Consideration”) to Unitholders to be paid shortly after the closing of the Combination.  We further understand that the Combination is proposed to be effected by way of a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) and certain other transactions.  The Combination and the Special Distribution are collectively referred to herein as the “Transaction”.

The terms and conditions of the Combination will be summarized in an information circular (the “Information Circular”) to be mailed by the Trust to Unitholders in connection with a special meeting of Unitholders to be held to consider and, if deemed advisable, approve the Combination.  The implementation of the Combination will be conditional upon, among other things, (i) the approval of the Combination by at least 66 2/3% of the votes cast at such special meeting, and (ii) approval of the Arrangement by the Court of the Queen’s Bench of Alberta.

The terms and conditions of, and other matters relating to, the Combination will be set forth in a combination agreement to be dated October 30, 2007 and entered into among the Trust, Canetic Resources Inc. (“CRI”), which is the Trust’s administrator, Penn West and Penn West Petroleum Ltd. (“PWPL”), which is Penn West’s administrator, as such agreement may be amended, restated and superseded (the “Combination Agreement”).

BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Capital Markets”) has been retained to provide financial advice to the Trust, CRI and the board of directors (the “Board of Directors”) of CRI, including our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by Unitholders pursuant to the Transaction.

Engagement of BMO Capital Markets

BMO Capital Markets was initially contacted regarding a potential advisory assignment in September 2007.  BMO Capital Markets was formally engaged by the Trust and CRI on October 15, 2007 as reflected in a letter agreement dated that date (the “Engagement Agreement”).

Pursuant to the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Trust, CRI and the Board of Directors with various advisory services in connection with the Transaction, including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for its services, including the delivery of the Opinion.  In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Trust and CRI, as described in the indemnity that forms part of the Engagement Agreement.

BMO Capital Markets consents to the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Information Circular.

Credentials of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies, income funds and royalty trusts in various industry sectors and has extensive experience in preparing fairness opinions.

The opinion expressed herein represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of its directors and officers, who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital market matters.

Independence of BMO Capital Markets

BMO Capital Markets is not an associated or affiliated entity or issuer insider (as such terms are defined in the Securities Act (Ontario) or the rules or policies promulgated thereunder) of the Trust, Penn West, or any of their respective subsidiaries, associates or affiliates (collectively, the “Interested Parties”) and is not an advisor to any person or entity other than the Trust, CRI and the Board of Directors with respect to the matters set forth herein and described in the Engagement Agreement.

Neither BMO Capital Markets, nor its associated or affiliated entities provided any financial advisory services or participated in any financings involving the Interested Parties within the past two years, other than (i) acting as a financial advisor pursuant to the Engagement Agreement; (ii) acting as financial advisor to the Trust in connection with its proposed acquisition of Titan Exploration Ltd. announced on October 18, 2007; (iii) acting as an underwriter to the Trust in connection with two equity financings which closed on August 24, 2006; (iv) acting as financial advisor to Acclaim Energy Trust in connection with its combination with StarPoint Energy Trust to form the Trust, which closed on January 5, 2006; (v) acting as strategic advisor to Penn West in connection its combination with Petrofund Energy Trust, which closed on June 30, 2006; (vi) acting as current lender to the Trust and Penn West; (vii) providing ongoing commodity trading services to the Trust and Penn West; and (viii) providing ongoing cash management services to the Trust.

BMO Capital Markets may, in the normal course of its business, provide financial advisory or investment banking services to the Interested Parties from time to time. In addition, in the ordinary course of business, BMO Capital Markets may actively trade the securities of the Interested Parties for its own account and for the accounts of BMO Capital Markets customers and accordingly has or may, at any time, hold a long or short position in such securities and has or may, from time to time, execute transactions in respect of such securities for which it has or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties and the Transaction.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	a draft of the Combination Agreement provided on October 30, 2007;

b)	a technical presentation dated October 29, 2007 prepared and delivered on behalf of the Trust;

c)	the evaluation report, effective December 31, 2006, of GLJ Petroleum Consultants Ltd. regarding certain of the petroleum and natural gas reserves of the Trust on a consolidated basis;

d)	the evaluation report, effective December 31, 2006, of Sproule Associates Ltd. regarding certain of the petroleum and natural gas reserves of the Trust on a consolidated basis;

e)
the evaluation report, effective December 31, 2006, of McDaniel & Associates Consultants Ltd. regarding certain of the petroleum and natural gas reserves of Titan Exploration Ltd. on a consolidated basis;

f)	the evaluation report, effective December 31, 2006, of GLJ Petroleum Consultants Ltd. regarding certain of the petroleum and natural gas reserves of Penn West on a consolidated basis;

g)	the evaluation report, effective December 31, 2006, of Sproule Associates Ltd. regarding the petroleum and natural gas reserves of Vault Energy Trust on a consolidated basis;

h)	internal management forecasts prepared by or on behalf of the Trust;

i)	internal management forecasts prepared by or on behalf of Penn West;

j)	certain other internal information prepared by or on behalf of the Trust, concerning the business, operations, assets, liabilities and prospects of the Trust;

k)	discussions with the management of CRI concerning the Trust’s current business plan, its financial condition and its future business prospects;

l)	discussions with management of PWPL concerning Penn West’s current business plan, its financial condition and its future business prospects;

m)	discussions with management of CRI and PWPL concerning the effect of the Government of Alberta’s proposed new royalty regime announced on October 25, 2007 on the Trust and Penn West, respectively;

n)	public information relating to the business, financial condition and trading history of the Trust, Penn West and other selected public issuers we considered relevant;

o)	information with respect to selected precedent transactions we considered relevant;

p)
representations as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, provided by senior officers of CRI as reflected in a management representation letter dated the date on which such representations were given and received by us; and

q)
such other information, investigations, analyses and discussions (including discussions with the management of CRI, the management of PWPL, the Trust’s external legal and tax counsel, and other third parties) as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Trust or CRI to any information under their control requested by BMO Capital Markets.

Assumptions and Limitations

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the Trust, Penn West, or any of their respective securities or assets, and our opinion should not be construed as such. We have, however, conducted such analyses as we considered necessary in the circumstances to render this Opinion. BMO Capital Markets was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

With your approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources or provided to us by or on behalf of the Trust, or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, relating to the Interested Parties and the Transaction, or otherwise obtained by us pursuant to our engagement. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.  Our opinion is conditional upon such completeness, accuracy, fair presentation and non-omission of facts. Subject to the exercise of professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

With respect to forecasts, projections, estimates and/or budgets provided to BMO Capital Markets and used in its analyses, we note that projecting future results of any company, income fund or royalty trust is inherently subject to uncertainty. We have assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of the management of CRI, are (or were at the time and continue to be) reasonable in the circumstances.

Senior officers of CRI have represented to BMO Capital Markets in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the “Information”) provided by or on behalf of the Trust or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives, either orally or in writing, to BMO Capital Markets or obtained by BMO Capital Markets from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction, for the purpose of preparing the Opinion, was, at the date such Information was provided to BMO Capital Markets, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction and did not and does not omit to state a material fact in respect of the Trust, or its subsidiaries, associates or affiliates, the Transaction or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Trust, or any of its subsidiaries, associates or affiliates and no change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have made several assumptions, including that all of the conditions required to implement the Transaction will be met and that the information relating to the Interested Parties and the Transaction is accurate in all material respects. We also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of the Interested Parties.

With respect to all legal and tax matters relating to the Transaction and the implementation thereof, we have relied upon the advice, opinions and representations provided to us by the Trust’s external legal and tax counsel and have relied upon the completeness and accuracy of such advice, opinions and representations, including the validity and efficacy of the procedures being followed to implement the Transaction, and do not express any opinion thereon.  We do not express any opinion with respect to the tax consequences to the Trust or any of the Trust’s securityholders that may arise as a result of the Transaction and have assumed that there will be no material negative tax consequences to the Trust, its subsidiaries or its securityholders as a result of the Transaction.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Trust, as they are reflected in the Information and as they were represented to us in our discussions with the management of CRI.

The Opinion is provided to the Board of Directors for its exclusive use only and may not be relied upon by any other person. Except as contemplated herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Capital Markets reserves the right to change, modify or withdraw the Opinion.

The preparation of the Opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

The Opinion is not and should not be construed as a recommendation to any Unitholder as to whether to vote their Trust Units in favour of approving the Combination.  BMO Capital Markets is not expressing any opinion as to the value of the Consideration, if and when issued pursuant to or in connection with the Transaction, or the prices at which trust units of Penn West will trade after completion of the Combination.

Conclusion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration to be received by Unitholders pursuant to the Transaction is fair, from a financial point of view, to Unitholders.

Yours truly,

BMO Nesbitt Burns Inc.

________________________

APPENDIX E

PENN WEST PRO FORMA FINANCIAL STATEMENTS

Penn West Energy Trust
 Pro Forma Consolidated Balance Sheet
As at September 30, 2007
(millions of Canadian dollars)
(unaudited)

	Penn West	Canetic	Pro forma Adjustments	Notes		Pro Form Consolidated
Assets
Current
Accounts receivable	$257.6	$228.9	$-			$486.5
Other	43.4	33.7	-			77.1
	301.0	262.6	-			563.6
Property, plant and equipment	7,358.4	4,370.0	229.6	2	(a)(b)	11,958.0
Goodwill	652.0	922.0	425.0	2	(c)	1,999.0
	8,010.4	5,292.0	654.6			13,957.0
	$8,311.4	$5,554.6	$654.6			$14,520.6

Liabilities and unitholders' equity
Current
Accounts payable and accrued liabilities	$382.7	$242.3	$36.0	2	(d)	$661.0
Distributions payable	81.9	43.7	21.5	2	(d)	147.1
Risk management	12.5	3.3	-			15.8
Convertible debentures	-	6.9	0.1	2	(f)	7.0
	477.1	296.2	57.6			830.9
Long-term debt	1,824.7	1,374.0	-			3,198.7
Convertible debentures	-	245.1	4.2	2	(f)	249.3
Asset retirement obligations	341.7	194.4	-			536.1
Future income taxes	1,034.1	549.2	49.4	2	(g)	1,632.7
Other	-	8.0	(8.0)	2	(d)	0.0
	3,677.6	2,666.9	103.2			6,447.7
Unitholders' equity
Unitholders' capital	3,826.5	4,287.5	(850.1)	2	(a)(e)	7,263.9
Convertible debentures	0.0	6.6	(4.9)	2	(f)	1.7
Contributed surplus	30.2	-	-			30.2
Retained earnings (deficit)	777.1	(1,406.4)	1,406.4	2	(e)	777.1
	4,633.8	2,887.7	551.4			8,072.9
	$8,311.4	$5,554.6	$654.6			$14,520.6

Penn West Energy Trust
Pro Forma Consolidated Statement of Income (Loss)
Nine months ended September 30, 2007
(millions of Canadian dollars, except per trust unit amounts)
(unaudited)

	Penn West	Canetic	Pro forma Adjustments	Notes		Pro Form Consolidated

Revenues
Oil and natural gas	$1,817.8	$1,084.7	$-			$2,902.5
Royalties	(333.4)	(202.7)	-			(536.1)
Risk management activities	(47.2)	8.1	-			(39.1)
	1,437.2	890.1	-			2,327.3

Expenses
Operating	382.6	215.0	-			597.6
Transportation	17.5	17.8	-			35.3
General and administrative	49.8	41.4	-			91.2
Financing	65.2	64.0	-			129.2
Depletion, depreciation and accretion	654.5	542.9	(44.2)	3	(a)	1,153.2
Risk management activities	19.3	-	-			19.3
Unrealized foreign exchange gain	(36.6)	-	-			(36.6)
	1,152.3	881.1	(44.2)			1,989.2
Income before taxes	284.9	9.0	44.2			338.1

Taxes
Current	-	3.0	-			3.0
Future income expense (reduction)	236.4	299.0	13.0	3	(b)	548.4
	236.4	302.0	13.0			551.4

Net income (loss)	$48.5	$(293.0)	$31.2			$(213.3)

Net income (loss) per unit:
Basic	$0.20					$(0.60)
Diluted	$0.20					$(0.60)

Penn West Energy Trust
Pro Forma Consolidated Statement of Income
Year ended December 31, 2006
(millions of Canadian dollars, except per unit amounts)
(unaudited)

	Penn West	Petrofund	Penn West(1) Adjustments	Canetic	Samson	Canetic(2) Adjustments	Pro Forma Other Adjustments	Notes		Pro Forma Consolidated

Revenues
Oil and natural gas	$2,100.9	$204.1	$190.8	$1,407.8	$119.3	$69.3	$-			$4,092.2
Royalties	(388.0)	(44.8)	(38.6)	(270.1)	(26.5)	(15.4)	-			(783.4)
Risk management activities	42.8	15.3	6.5	-	-	-	-			64.6
	1,755.7	174.6	158.7	1,137.7	92.8	53.9	-			3,373.4

Expenses
Operating	429.1	37.0	43.0	252.1	21.2	14.5	-			796.9
Transportation	24.5	2.0	2.1	19.0	-	-	-			47.6
General and administrative	44.5	6.2	9.1	54.0	-	0.2	-			114.0
Financing	49.3	4.4	9.1	62.4	-	19.5	-			144.7
Depletion, depreciation and accretion	654.7	64.0	108.2	656.6	-	79.5	59.5	3	(a)	1,622.5
Risk management activities	(5.8)	-	-	(86.9)	-	0.5	-			(92.2)
	1,196.3	113.6	171.5	957.2	21.2	114.2	59.5			2,633.5
Income before taxes	559.4	61.0	(12.8)	180.5	71.6	(60.3)	(59.5)			739.9

Taxes
Current	-	0.2	0.1	5.6	-	-	-			5.9
Future income expense (reduction)	(106.2)	6.8	(43.6)	(48.2)	-	(35.0)	(17.5)	3	(b)	(243.7)
	(106.2)	7.0	(43.5)	(42.6)	-	(35.0)	(17.5)			(237.8)

Net Income	$665.6	$54.0	$30.7	$223.1	$71.6	$(25.3)	$(42.0)			$977.7

(1)	Penn West acquired Petrofund Energy Trust effective June 30, 2006. These adjustments present the pro-forma amounts as if Petrofund had been in the accounts of Penn West from January 1, 2006.
(2)	Canetic acquired StarPoint Energy Trust effective January 5, 2006 and Samson effective August 31, 2006. These adjustments present the pro-forma amounts as if StarPoint and
	Samson had been in the accounts of Canetic from January 1, 2006.

Net income per unit:
Basic	$3.32									$2.75
Diluted	$3.27									$2.73

Penn West Energy Trust
Notes to Pro Forma Consolidated Financial Statements
As at and for the nine months ended September 30, 2007 and for the year ended December 31, 2006
(millions of Canadian dollars, except per unit amounts)
(unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2007 and the unaudited pro forma consolidated statements of income (loss) for the nine months ended September 30, 2007 and for the year ended December 31, 2006 (the "Pro Forma Statements") of Penn West Energy Trust ("Penn West") have been prepared for inclusion in the Information Circular and Proxy Statement (the "Information Circular") of Canetic Resources Trust (“Canetic”). The Information Circular includes details of the plan of arrangement (the “Arrangement") between Penn West and Canetic.

The Pro Forma Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") by the management of Penn West. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2006 audited consolidated financial statements of Penn West with the addition of the “if converted” method of calculating diluted earnings per unit for the equity conversion component of Canetic’s convertible debentures. The Arrangement contemplates the combination of Penn West with Canetic and is subject to the approval of the unitholders of Canetic. The Pro Forma Statements are prepared on the basis that the Arrangement will be approved by the unitholders of Canetic. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement and assumptions described in note 2 as if they had occurred on September 30, 2007 and the unaudited pro forma consolidated statements of income (loss) give effect to the Arrangement and assumptions described in note 3 as if they had occurred at January 1, 2006.

In the opinion of management, the Pro Forma Statements include all material adjustments for a fair presentation of the ongoing entity in accordance with GAAP. Although Penn West and Canetic anticipate that each of the Vault Energy Trust (“Vault”) Acquisition and the Titan Exploration Ltd. (‘Titan”) Acquisition will be completed prior to the effective date of the Arrangement, the pro forma consolidated financial information set forth below does not include any information relating to Vault or Titan.

The Pro Forma Statements have been prepared from, and should be read in conjunction with, the following financial statements and financial information:

•
The audited consolidated financial statements of Penn West as at and for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Penn West as at September 30, 2007 and for the three and nine months then ended.

•
The audited consolidated financial statements of Canetic as at and for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Canetic as at September 30, 2007 and for the three and nine months then ended.

•	The unaudited interim consolidated financial statements of Petrofund Energy Trust (“Petrofund”) as at and for the three months ended March 31, 2006.
•
The unaudited schedules of revenues and expenses of the Hoadley, BC South and BC North assets, which were acquired through the acquisition of a private oil and gas company (“Samson”), for the six months ended June 30, 2006.

The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from the operations of the combined assets.

2. Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

The Arrangement contemplates the combination of Penn West with Canetic. Pursuant to the Arrangement, Penn West will acquire all of the outstanding trust units of Canetic at an exchange ratio of 0.515 of a Penn West trust unit for each Canetic trust unit resulting in total estimated consideration of $3.5 billion including transaction costs. The acquisition will be accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values.

The Pro Forma Statements have been prepared using the estimated fair value of the acquired assets and assumed liabilities at September 30, 2007, and will be subject to change as certain estimates are realized, final tax pools are established and other pending acquisitions close. For purposes of preparing the unaudited pro forma consolidated balance sheet, the fair value of assets acquired and liabilities assumed were allocated as follows:

a.	Purchase price allocation:

Purchase Price	($ millions)
119.6 million Penn West Trust Units issued	$3,437.4
Transaction costs	16.9
$3,454.3

Allocation of the Purchase Price
Property, plant and equipment	$4,599.6
Goodwill	1,347.0
Working capital (deficiency)	(64.0)
Bank debt	(1,374.0)
Convertible debentures - liability	(256.3)
Convertible debentures - equity	(1.7)
Risk management	(3.3)
Future income taxes	(598.6)
Asset retirement obligations	(194.4)
$3,454.3

The value of Penn West trust units to be issued was determined as the five-day weighted average trading value of the units, including two days before and after the announcement date and the date of the announcement, discounted by five percent (October 31, 2007).

b.	Canetic property, plant and equipment has been increased by $229.6 million to increase the recorded amount to the estimated fair value of the acquired assets on September 30, 2007.

c.	Goodwill of $1.3 billion represents the amount of consideration in excess of the fair value assigned to the net identifiable assets acquired and liabilities assumed on September 30, 2007.

d.
Accounts payable and accrued liabilities was increased by $36.0 million comprised of estimated transaction costs of $43.5 million net of the special distribution, reduced by the $7.5 million liability recorded for Canetic’s unit-based compensation plan to be settled with trust units of Canetic upon close of the transaction. Distributions payable was increased by $21.5 million for the estimated special cash distribution or $0.09 per Canetic trust unit payable upon closing of the transaction, pursuant to the terms of the Arrangement. Canetic’s other long-term liability of $8.0 million also related to Canetic’s unit-based compensation plan was eliminated as this liability will also be settled with trust units of Canetic.

e.
Unitholders’ capital recorded for Penn West has been increased by $3.4 billion to reflect the issuance of 119.6 million Penn West trust units at fair value in exchange for all outstanding Canetic trust units. The fair value of the equity conversion feature of the convertible debentures was determined to be $1.7 million and has been included in equity. Canetic’s recorded unitholders’ capital and deficit have been eliminated consistent with the purchase method of accounting.

f.
The revaluation of the fair value of Canetic’s convertible debentures between the equity conversion features and the notes resulted in an increase of $0.1 million to Canetic’s current Convertible debenture liability, a $4.2 million increase in long-term Convertible debenture liability, and a reduction of $4.9 million to the equity conversion value included in equity.

g.	The future income tax liability has been increased by $49.4 million reflecting the future tax effect of the $229.6 million increase in property, plant and equipment.

3. Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

a.
Depletion, depreciation and accretion has been adjusted to reflect the production and depletion rate calculated on the unit-of-production method including the depletion base and the estimated proved petroleum and natural gas reserves from the Petrofund, Canetic, StarPoint Energy Trust (“StarPoint”) and Samson acquisitions.

b.	Future income tax has been adjusted to reflect the impact of the above adjustments, as applicable.

4. Per Unit Information

Pro forma net income (loss) per unit has been calculated using the weighted average number of Penn West trust units outstanding plus Penn West trust units issued to effect the acquisition of Canetic as if they had been outstanding for the respective period, as follows (millions):

	Penn West	Canetic Acquisition	Pro Forma Consolidated
September 30, 2007

Basic	238.6	119.6	358.2
Diluted	240.9	119.6	360.5

At period-end	240.8	119.6	360.4

December 31, 2006	Penn West(1)	Canetic Acquisition	Pro Forma Consolidated

Basic	235.8	119.6	355.4
Diluted	238.6	119.6	358.2

At period-end	237.1	119.6	356.7

(1) Basic and diluted per unit amounts have been adjusted to assume the Petrofund merger occurred January 1, 2006 for 70.7 million trust units.

APPENDIX F

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder's Right to Dissent

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)           the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX G

AUDITORS' CONSENTS

Consent of Deloitte & Touche LLP

We have read the information circular and proxy statement ("Information Circular") of Canetic Resources Trust ("Canetic") dated November 30, 2007 with respect to a plan of arrangement involving Canetic, Canetic Resources Inc., Penn West Energy Trust ("Penn West"), Penn West Petroleum Ltd., certain other direct and indirect wholly-owned subsidiaries of Canetic and Penn West, and Canetic Unitholders.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Canetic on the consolidated balance sheets of Canetic as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years then ended.  Our report is dated March 21, 2007.

We also consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Petrofund Energy Trust ("Petrofund") on the consolidated balance sheets of Petrofund as at December 31, 2005 and 2004 and consolidated statements of operations and accumulated earnings and cash flows for each of the years in the three year period ended December 31, 2005.  Our report is dated February 10, 2006.

Calgary, Alberta November 30, 2007	(signed) Deloitte & Touche LLP Chartered Accountants

Consent of KPMG LLP

To the Board of Directors of Penn West Petroleum Ltd.,
the administrator of Penn West Energy Trust

We have read the information circular and proxy statement ("Information Circular") of Canetic Resources Trust ("Canetic") dated November 30, 2007 with respect to the plan of arrangement involving Canetic, Canetic Resources Inc., Penn West Energy Trust ("Penn West"), Penn West Petroleum Ltd., and Canetic Unitholders.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the unitholders of Penn West on the consolidated balance sheets of Penn West as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended.  Our report is dated February 28, 2007.

Calgary, Canada November 30, 2007	(signed) KPMG LLP Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the information circular and proxy statement ("Information Circular") of Canetic Resources Trust ("Canetic") dated November 30, 2007 with respect to a plan of arrangement involving Canetic, Canetic Resources Inc., Penn West Energy Trust ("Penn West"), Penn West Petroleum Ltd., certain other direct and indirect wholly-owned subsidiaries of Canetic and Penn West, and Canetic Unitholders.  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our reports to the directors of Samson Canada Ltd. on the schedules of revenue and expenses of the Hoadley, BC North and BC South assets for the years ended December 31, 2005 and 2004.  Our reports are dated May 15, 2006.

Tulsa, Oklahoma November 30, 2007	(signed) PricewaterhouseCoopers LLP

Any questions and requests for assistance may be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers and location set out below:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-800-749-9890

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272